# AFRICAN DEVELOPMENT BANK GROUP

# 2019
# Financial Report

Financial Management and Financial Statements
Year Ended 31 December 2019







 AFRICAN DEVELOPMENT BANK GROUP

# CONTENTS

Letter of Transmittal   1

Management's Report Regarding the Effectiveness of
Internal Controls Over External Financial Reporting   2
Independent Auditor's Report regarding the Effectiveness of
Internal Control over Financial Reporting   3

## African Development Bank
Financial Management & Financial Results   5
Financial Statements   19
Independent Auditor's Report on the Financial Statements   108
Administrative Budget for Financial Year 2020   115

## African Development Fund
Financial Management & Financial Results   116
Special Purpose Financial Statements   119
Independent Auditor's Report on the Special Purpose Financial Statements   146
Administrative Budget for Financial Year 2020   149

## Nigeria Trust Fund
Financial Management & Financial Results   150
Financial Statements   152
Independent Auditor's Report on the Financial Statements   175

## Letter of Transmittal

In conformity with Article 32 of the Agreement Establishing the African Development Bank, and Articles 8, 11, and 12 of the General Regulations adopted thereunder, and pursuant to Article 26 of the Agreement Establishing the African Development Fund and Articles 8, 11, and 12 of the General Regulations adopted thereunder, the Boards of Directors of the Bank and of the Fund, hereby submit to the Boards of Governors the Annual Report and the Financial Report of the African Development Bank and the African Development Fund for the financial year ended 31 December 2019. The Annual Report includes a review of developments in the operational activities of the Bank Group during 2019. The Financial Report contains the full set of audited financial statements of the Bank and the special purpose financial statements of the Fund, together with the approved administrative budget for 2020. Electronic versions of the two Reports are available on the Bank Group's website at www.afdb.org/annualreport.

# AFRICAN DEVELOPMENT BANK GROUP

## Management's Report Regarding the Effectiveness of Internal Controls over External Financial Reporting

March 31, 2020

The Management of the **African Development Bank Group** is responsible for the preparation, fair presentation and overall integrity of the published financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund (The Bank Group). The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by the independent audit firm Deloitte & Associés, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Boards. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements' preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

The Boards of Directors of the Bank Group have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with Management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI's attention.

The Bank's assessment of the effectiveness of internal controls was based on criteria established in "Internal Control – Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment, Management asserts that the Bank Group maintained effective internal controls over its financial reporting as contained in the financial statements as of 31 December 2019. Management is not aware of any material control weakness that could affect the reliability of the 2019 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2019, the external auditors of the Bank Group conducted an independent assessment of the effectiveness of the Bank Group's internal control over financial reporting as of 31 December 2019 and their opinion thereon is presented separately in this financial report.



**Bajabulile Swazi Tshabalala**
Vice President Finance

**Akinwumi A. Adesina**
President

**Omobola Hollist**
Controller

Deloitte & Associés
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Téléphone : + 33 (0) 1 40 88 28 00
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Adresse postale :
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**African Development Bank Group**

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Côte d'Ivoire

## Independent Auditor's Report regarding the Effectiveness of Internal Control over Financial Reporting

## Year ended December 31, 2019

To the Board of Governors of the African Development Bank Group

### *Scope*

We have examined the internal control over financial reporting of the African Development Bank (ADB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF) (together the "African Development Bank Group") as of December 31, 2019, based on criteria established in "Internal Control – Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

### *Management's responsibilities*

The management of the African Development Bank Group is responsible for implementing and maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of such internal controls. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2019.

### *Independent Auditor's responsibilities*

Our responsibility is to express an opinion on the African Development Bank Group's internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Société par actions simplifiée au capital de 2 188 160 €
Société d'Expertise Comptable inscrite au Tableau de l'Ordre de Paris Ile-de-France
Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles
572 028 041 RCS Nanterre
TVA : FR 02 572 028 041

Une entité du réseau Deloitte

*Inherent limitation*

An entity's system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Opinion*

In our opinion, the African Development Bank Group, in all material respects, maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have audited the financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund as of and for the year ended December 31, 2019, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris – La Défense, March 31st 2020

The independent auditor
**Deloitte & Associés**



**Pascal COLIN**

# THE AFRICAN DEVELOPMENT BANK

## FINANCIAL MANAGEMENT

### Capital Subscription

The capital stock of the Bank is composed of paid-up and callable capital. The paid-up capital is the amount of capital payable over a period determined by the Board of Governors' resolution approving the relevant General Capital Increase. The Bank's callable capital is subject to payment as and when required by the Bank to meet its obligations arising from borrowing funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. Thus, the callable capital of the Bank acts as protection for holders of bonds or guarantees issued by the Bank, in the unlikely event that the Bank is not able to meet its financial obligations. There has never been a call on the callable capital of the Bank. A member country's payment of the first installment of a capital subscription triggers the issuance of the shares corresponding to the entire callable capital portion, and the shares representing the paid-up portion of subscriptions are issued only as and when the Bank receives the actual payments for such shares.

Following the Board of Governors' approval of a 125 percent increase of the Bank's capital base in 2019 and the net effect of various Board resolutions and decisions aimed at admitting new members, the authorized capital of the African Development Bank increased to stand at UA 153.19 billion at end December 2019. Six percent of the shares created under this Seventh General Capital Increase (GCI-VII) are paid-up, while 94 percent are callable. In accordance with the resolution governing this capital increase, the GCI-VII shares were allocated to regional and non-regional members in such proportions that, when fully subscribed, the regional group holds 60 percent of the total capital stock and the non-regional group 40 percent. The paid-up portion of the GCI-VII subscription is payable in eight equal annual installments for Member Countries not eligible to borrow from the ADF, and in twelve equal annual installments for Member Countries eligible to borrow from the ADF. Some member countries have elected to pay their subscription in fewer installments, opting for the advance payment scheme, and have received a commensurate discount on their GCI-VII subscription.

As at 31 December 2019, the paid-up portion of the capital of the Bank amounted to UA 4.95 billion, with a paid-in capital (i.e., the portion of the paid-up capital that has actually been paid) level of UA 4.73 billion, compared with UA 4.96 billion and UA 4.54 billion of paid-up and paid-in capital, respectively, at the end of 2018. The Bank's callable capital at 31 December 2019, stood at UA 61.20 billion, including UA 23.01 billion from non-borrowing member countries rated A- and higher, compared with UA 60.15 billion and UA 21.83 billion, respectively, as at the end of the previous year. The evolution of the Bank's capital over the past five years is shown in Table 1.1.

In accordance with the Bank's Share Transfer Rules, shares for which payment has become due and remains unpaid are forfeited after a prescribed period and offered for subscription to member countries within the same membership group (i.e., regional or non-regional).

Details of the Bank's capital subscriptions as of 31 December 2019 are shown in the Statement of Subscriptions to the Capital Stock and Voting Powers, which forms part of the Financial Statements included in this Report.

### The Bank's Credit Rating

The Bank monitors and manages its key financial strength metrics stringently to sustain its high credit ratings. The four leading international rating agencies - Standard and Poor's, Fitch, Moody's, and Japan Credit Rating Agency – have all reaffirmed their AAA/Aaa rating of the Bank's senior loans and AA+/Aa1 rating of its subordinated debt, with stable outlooks. The Bank's high- quality credit ratings underline its very strong financial position, solid capital adequacy, high level of liquidity, prudent financial management and support from shareholders. In 2019, the Bank's risk management function continued to reinforce the Bank's AAA credit rating by focusing on ensuring sound Group-wide risk management decisions consistent with the institutional change and transformation undertaken, aimed at delivering on the High 5s. The Bank's risk management policies and procedures are detailed in Note D to the Financial Statements.

### Table 1.1
### Bank Authorized and Subscribed Capital, 2015–2019
(in UA millions)

|  | 2015 | 2016 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|
| **Authorized Capital** | 66,975 | 66,975 | 66,975 | 66,975 | 153,191 |
| Paid-up Capital | 4,884 | 4,897 | 4,980 | 4,957 | 4,950 |
| Callable Capital | 60,598 | 60,589 | 60,517 | 60,151 | 61,196 |
| **Total Subscribed Capital** | 65,482 | 65,486 | 65,497 | 65,108 | 66,146 |

## Borrowings

The Bank raises funds from the capital markets in order to provide cost-effective resources to finance development projects and programs in Africa. The triple-A credit ratings enjoyed by the institution enables it to issue securities at attractive interest rates, even in times of market distress.

The 2019 borrowing program was approved by the Board of Directors for a maximum amount of up to UA 5.24 billion to be raised from the debt markets plus an additional envelope of USD 300 million (UA 215 million equivalent) under the Enhanced Private Sector Assistance (EPSA) facility. As of 31 December 2019, a total amount of UA 4.39 billion had been raised, representing 83.8% of the 2019 borrowing program.

Throughout the year, a strong focus on introducing new investors to the Bank's credit was maintained, which, combined with a broad range of currencies and markets, enabled the Bank to extend its network of buyers. The Bank's Global Benchmark program continued to perform strongly with institutional investors providing healthy consistent demand for the Bank's bond issues. The main highlights of the program were the successful launches of a USD 2 billion three-year global benchmark, and a EUR 1 billion ten-year transaction, consistently attracting keen interest from investors across the world.

As of 31 December 2019, the Bank's outstanding borrowing portfolio stood at UA 25.47 billion, compared to UA 23.99 billion as of 31 December 2018.

For the 2020 borrowing program, the Board of Directors approved a maximum amount of UA 5.99 billion to be raised from the debt capital markets, plus an additional envelope of up to the Japanese Yen (JPY) equivalent of USD 860 million (UA 635 million equivalent) under the Enhanced Private Sector Assistance (EPSA) facility.

### Green Bonds

In April 2019, the Bank issued a dual-tranche SEK 1.25 billion 5- year Green Bond and NOK 500 million 3-year Social Bond, becoming the first issuer to ever bring to the SRI market a dual-tranche transaction composed of a green bond and a social bond. This 9th Green Bond issued under the Bank's Green Bond framework established in 2013, highlights its continued commitment to support climate-smart and low carbon investments on the continent, in sectors such as renewable energy, energy efficiency, clean transportation, biosphere conservation and sustainable water and wastewater management.

The total amount of Green Bonds outstanding (including private placement and Uridashi issues) was USD 1.30 billion (UA 937 million) at the end of 2019. More details on the eligible green projects financed by the Bank's Green Bonds are available on the Bank's dedicated Green Bond webpage: https://www.afdb.org/en/topics-and-sectors/initiatives-partnerships/green-bonds-program/

### Social Bonds

The Bank established its Social Bond program in September 2017 and issued an inaugural EUR 500 million 7-year Social Bond in the same year targeting socially responsible investors (SRI) across the globe. In April 2019, the Bank issued a NOK 500 million 3-year Social Bond. This transaction, the Bank's third Social Bond issued under its Social Bond framework, was part of a dual-tranche composed of a Social Bond issued in the Norwegian market and a Green Bond issued in the Swedish market. This NOK denominated transaction was the first Social Bond issued in the Norwegian market and the Bank's inaugural issuance in this currency. This transaction was awarded 2019 Best Social Bond by Environmental Finance, demonstrating how the Bank remains a pioneer of the Social Bond market.

The Bank's Social Bond program is focused on meeting the critical development challenges of Africa, with proceeds aimed at financing projects with strong social impact on the continent, targeting affordable basic infrastructure, access to essential services, affordable housing, education and vocational training, employment generation, health and healthcare services, food security and socio-economic advancement and empowerment. The targeted African populations include those living below the poverty line, excluded or marginalized populations, vulnerable groups, people with disabilities, migrants, undereducated and the unemployed.

The total amount of Social Bonds outstanding was USD 2.12 billion (UA 1.53 billion) at the end of 2019. More details on the eligible social projects financed by the Bank's Social Bonds are available on the Bank's dedicated Social Bond webpage: https://www.afdb.org/en/topics-and-sectors/initiatives-partnerships/social-bond-program

### Themed Bonds

The Bank continued to meet increased demand from Japanese investors for themed bonds. This demand reflects investors' preferences for investing in bonds that support social projects and that meet their investment risk/return objectives. In 2019, the Bank issued 45 theme bonds aligned with the High 5 operational priorities, for a combined total issued amount of UA 197 million, including 40 "Improve the Quality of Life for the People of Africa" theme bonds and a 10-year "Light up and power Africa" denominated in New Zealand dollar, representing our return to the Kauri market after 5 years.

## Table 1.2
## Overview of Themed Bond Activity by Sector

(amounts in UA millions)

| | Total Bonds Issued | Cumulative Disbursements | Total Bonds Outstanding | Maturity Range of Bonds Issued |
|---|---|---|---|---|
| Food Security | 134.3 | 182.6 | 55.6 | 3 to 5 years |
| Infrastructure | 143.6 | 1,014.0 | 143.6 | 7 to 10 years |
| **Sub-total** | **277.9** | **1,196.6** | **199.2** | |
| Improve the quality of life for the people of Africa | 316.8 | 438.0 | 302.8 | 3 to 40 years |
| Feed Africa | 87.1 | 258.0 | 87.1 | 2 to 10 years |
| Light Up and Power Africa | 193.5 | 698.7 | 193.5 | 1 to 10 years |
| Integrate Africa | 36.7 | 216.7 | 36.7 | 10 to 40 years |
| Industrialize Africa | 77.2 | 98.9 | 77.2 | 10 years |
| **Sub-total*** | **711.3** | **1,710.3** | **697.3** | |
| **Total** | **989.2** | **2,906.9** | **896.5** | |

**Disbursements for selected list of projects under AfDB High 5s*

Proceeds of these bond issues were included in the ordinary capital resources of the Bank. Under the terms of the bonds, an amount equal to the net proceeds will be directed, on a 'best-efforts' basis, towards projects related to the relevant theme, subject to and in accordance with the Bank's lending standards and guidelines.

A snapshot of the Bank's activity, over the years, in each of the sectoral themes financed and the maturity of the related bonds is provided in table 1.2.

### Financial Innovation, Syndications and Co-financing

The Syndications, Co-financing, and Client Solutions Department (FIST) leads the Bank's (i) renewed thrust in co-financing, blended finance, and syndicated loan structures in financing sovereign and non-sovereign operations; and (ii) structured finance operations including balance sheet optimization initiatives and the use of innovative financial products, including guarantees and local currency financing, among other products.

In line with its syndications mandate, the Bank secured seven Mandated Lead Arranger roles to support various private sector projects including but not limited to Air Cote d'Ivoire, Ghana Cocobod, SA Taxi (South Africa) and Sahofika Hydropower plant project in Madagascar. From its own resources, the Bank will deploy USD 540 million to leverage USD 1.9 billion from international commercial banks through private sector syndication to achieve a 1:3.5 leverage ratio.

On the public sector co-financing front, USD 182 million was approved through Accelerated Co-financing Facility for Africa (ACFA) and Euro 181 million under the European Commission Africa Investment Platform (AIP). The EC has also approved Euro 66 million in equity grants to support SME financing (Boost Africa, Africa Guarantee Fund) as well as the Fund for Energy Inclusion in Africa. An additional pipeline of Euro 284 million in Guarantees have been approved by the EC and agreements are under negotiation. Together with an additional Euro 47 million in trust funds supporting the Africa Legal Support Facility and Somalia Infrastructure Fund, the total EC contributions to scaling up transformative programmes in Africa amounts to approximately USD 1 billion.

Under the Africa Growing Together Fund (AGTF), the Bank has been able to scale up its operations in agriculture, energy, transport, and water and sanitation, bringing total financing from the AGTF to UA 495 million.

To further support local currency lending in Africa, the European Fund for Sustainable Development (EFSD) has provided EUR 12.5 million in the form of an unfunded guarantee to cover a portion of the risks associated with local currency projects. Alongside, the EFSD also approved EUR 1 million of technical assistance to cover local currency transaction costs, support capacity building and provide market development support for selected countries in Sub-Saharan Africa. The Bank also co-guaranteed a EUR 24 million project financed in CFA francs to back a receivables-based financing structure to scale-up the rollout of pay-as-you-go off-grid solar home systems in Côte d'Ivoire.

The issuance of the Bank's guarantee instruments accelerated during 2019 with five approved transactions. This includes the Sahofika 200 MW Hydropower Project where the Bank is providing a USD 100 million Partial Risk Guarantee (PRG) to backstop the utility's payment obligations to private sponsors. Similarly, in Chad, the Bank is provided a EUR 10 million PRG to support this transition state to increase its electricity supply for its citizens. The Bank also provided a Partial Credit Guarantee (PRG) to financial institution Infracredit to facilitate the financing of eligible infrastructure assets amidst a local shortage of long-term capital. The Bank also provided a 15-year Partial Credit Guarantee of EUR 470 million for currency risk hedging for the Republic of Senegal to cover four commercial banks in the case of Senegal's default on interests and principal payments with respect to the USD-EUR cross-currency swap executed by these commercial banks to improve the debt profile of the country. This transaction won the Republic of Senegal, the Sovereign Risk Manager of the Year Award, as announced in November 2019.

In line with its structured finance mandate, following the landmark approval of two transactions in 2018, namely the "first-of-its-kind" USD 1 billion synthetic securitization of a Multilateral Development Bank (MDB) non-sovereign loan portfolio and the USD 500 million credit insurance transaction structured to cover a portion of the Bank's portfolio of non-sovereign operations, the Bank continues to provide capital relief through the crowding in of investors to Africa's development. Specifically, in November 2019, the Bank closed a credit insurance transaction amounting to EUR 128 million on the abovementioned PCG issued by the Bank to cover the Republic of Senegal's obligations under the cross-currency swap it executed with commercial banks. With the aim to optimize the Bank's balance sheet and address the pressing headroom constraint of the Bank's sovereign financial sector portfolio, the Bank embarked on a credit insurance transaction from AA and/or A-rated private insurers (Liberty Mutual Insurance Europe SE, Sovereign Risk Insurance Limited & Chubb European Group SE) to protect the Bank against the risk of non-payment by the Ministry of Finance of principal and interest under the covered transaction.

The Bank continues to pursue balance sheet optimization arrangements with various sovereign and non-sovereign counterparties. For example, it closed USD 187 million in counter-guarantee financing from G7 countries in the context of the Affirmative Finance Action for Women in Africa (AFAWA) Risk Sharing Mechanism to increase access to finance for women entrepreneurs in Africa.

## Financial Products

The Bank offers an attractive and diversified menu of financial product options that allow borrowers to tailor their financing requirements to their circumstances. The Bank's financial products comprise loans (including those denominated in local currencies, and syndicated loans), lines of credit, agency lines, guarantees, equity and quasi-equity, trade finance, and risk management products. In addition to the aforementioned financial products, the Bank provides technical assistance to its clients through grant funds. Each of these products is discussed briefly below.

### *Loans*

The Bank provides loans to its clients on concessional and non-concessional terms, depending on the classification of the borrower. The Bank's standard loans are categorized either as Sovereign-Guaranteed Loans (SGLs) or Non-Sovereign Guaranteed Loans (NSGLs). SGLs are loans made to Regional Member Countries (RMCs) or to public sector enterprises from RMCs supported by the full faith and credit of the RMC in whose territory the borrower is domiciled. Multinational institutions are eligible for SGLs if they are guaranteed by an RMC or by the RMCs in whose territory or territories the projects will be executed.

NSGLs are loans made either to public sector enterprises, without the requirement of a sovereign guarantee, or to private sector enterprises.

The Bank's loan products have evolved over time, with terms that are increasingly more responsive to client needs.

Effective 3 March 2016, the Bank formally operationalized the Fully Flexible Loan (FFL) product, (originally approved by the Board of Directors in December 2013), thereby replacing the Enhanced Variable Spread Loan (EVSL) as the Bank's only standard loan product offered to sovereign and sovereign-guaranteed borrowers in respect of all loans signed on or after that date. The FFL product introduced additional flexibility to manage client interest rate and currency risks by embedding risk management features currently offered through the Bank's risk management products into SGLs. With this product, FFL borrowers are able to, at any time after loan signature (i) convert the lending currency for disbursed and/or undisbursed loan balances into another Bank-approved lending currency (ii) convert the base rate from floating to fixed and vice versa for disbursed and outstanding loan balances and, (iii) establish interest rate caps or collars for disbursed and outstanding loan balances.

The FFL also introduces a maturity-based pricing structure due to the lengthening of the maximum tenor, grace period resulting in a longer average loan maturity (i.e., the weighted average time to repay a loan. That is, with the introduction of FFL SGLs went from 20 years (tenor), 5 years (grace period) and 12.75 years (average maturity) under EVSL to 25 years, 8 years and 17 years, respectively, to allow borrowers to select loan profiles that better match their funding needs and debt management capacities.

The lending rate of the FFL comprises a floating base rate (6-month LIBOR for USD and JPY, 6-month EURIBOR for EUR and 3-month JIBAR for ZAR), a funding margin that is a function of the Bank's cost of funding relative to LIBOR, EURIBOR or JIBAR, which is computed every six months, and a contractual spread that was set at 80 basis points with effect from 1 September 2016, plus a maturity premium based on the average loan maturity, if applicable. The maturity premium was set to ten (10) bps for loans with an average maturity greater than 12.75 years but less than or equal to 15 years. Loans with an average maturity greater than 15 years will attract a twenty (20) bps maturity premium.

In May 2016, the Board of Directors of the Bank approved a revision to the pricing of SGLs effective 1 September 2016. The revision included a commitment fee of twenty-five (25) basis points to be charged on the undisbursed balance of new loans, the introduction of a front-end fee of twenty-five (25) bps on new loans, and an increase in the contractual spread from sixty (60) to eighty (80) basis points.

For non-sovereign-guaranteed borrowers the loan product that the Bank offers is the Fixed Spread Loan (FSL). The lending rate on the FSL comprises a floating base rate (6-month LIBOR for USD and JPY, 6-month EURIBOR for EUR and 3-month JIBAR for ZAR) which remains floating until the maturity date plus a risk-based credit spread. The borrower has a free option, during the life of the loan, to convert the floating base rate into a fixed base rate. NGSLs have a maximum tenor of 15 years including a grace period not exceeding 5 years. For NSGL denominated in ZAR, an additional funding cost margin is added to account for the Bank's funding costs over 3M JIBAR in current market conditions.

Other loan structures offered by the Bank include parallel and A/B loan syndications, and local currency loans. The Bank can provide local currency loans in the following RMC currencies: Botswana pula, Egyptian pounds, Franc CFA (XOF and XAF), Ghanaian cedis, Kenyan shillings, Nigerian naira, Rwandese francs, Tanzanian shillings, Ugandan shillings and Zambian kwacha. Lending in these currencies is only offered if the Bank can fund itself efficiently in the relevant local currency market on a best efforts basis. Other currencies can be added depending on the demand and the ability of the Bank to fund through the local market. These local currency loans are offered under the FSL pricing framework with a cost-pass-through principle for the loans to ensure that the overall cost of funds is fully covered. Other local currencies that are not approved lending currencies of the Bank can be available under deliverable or non-deliverable contracts executed with the Bank's derivatives counterparties.

## Lines of Credit

The development of a dynamic private sector, particularly small and medium-size enterprises (SMEs) on the continent is an important objective of the Bank, as is the development of private financial institutions (PFIs). To this end the Bank offers lines of credit to PFIs for on-lending to SMEs and other targeted sectors. The terms of the lines of credit specify the conditions under which Bank funds will be provided to the PFI for on-lending. The credit risks of the sub-loans are borne by the PFIs.

## Agency Lines

The Bank makes resources available for SMEs under agency arrangements with local financial intermediaries. The selection of individual projects for Bank support is largely delegated to the intermediaries, which draw on Bank resources to make loan or equity investments on the Bank's account in projects meeting pre-agreed criteria. As part of an agency agreement, financial intermediaries are required to commit their own funds in each investment in parallel with the Bank and to supervise the investee companies. The financial intermediary acts only in an agency capacity for the Bank when investing the latter's funds and assumes no risk in this regard. The credit risk of the borrower is borne by the Bank.

## Guarantees

The Bank's guarantee instruments are effective tools to protect investors and lenders against specific risks, enabling optimal allocation of risks. Through the guarantee product, the Bank seeks to attract new sources of financing from third party local and international lenders/investors, including via the capital markets potentially resulting in better financing terms and a reduction of effective financing costs. The Bank's guarantees can generally be classified into two categories: Partial Credit Guarantees (PCGs) including portfolio guarantees and Partial Risk Guarantees (PRGs). PCGs cover a portion of scheduled payments of commercial debt instruments against all risks or specific events of defaults by borrowers from both public and private sectors. PRGs cover private projects against the risk of a government, or a government owned agency, failing to perform its obligations vis-à-vis the project.

## Risk Management Products

The Bank offers Risk Management Products (RMPs) to its borrowers only in respect of obligations outstanding to the Bank or new Bank loans to enable them to hedge their exposure to market risks including interest rate, currency exchange and commodity price risks, thus allowing them to optimize their debt management strategies. RMPs offered by the Bank include interest rate swaps, currency swaps, commodity swaps and interest rate caps and collars. These products are available to borrowers at any time during the life of the loan.

## Equity and Quasi-Equity Participations

In addition to its participation in ADF, the Bank takes equity positions in qualifying business enterprises in its RMCs as part of its strategic development financing mandate. The Bank's ability to provide risk capital through equity and quasi-equity is a key element of its resource mobilization role. The use by the Bank of equity and quasi-equity participation as instruments of investment has the objectives of promoting the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders to financially viable projects as well as promoting new activities and investment ideas. The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. Additionally, it may choose to invest via quasi-equity instruments including redeemable preference shares, preferred stock, subordinated loans or convertible loans.

## Trade Finance Program

In February 2013, the Board approved a USD 1 billion Trade Finance Program (TFP) for a four-year initial phase to address the shortage of trade finance in Regional Member Countries (RMCs). The TFP provides liquidity and risk mitigation solutions to financial institutions actively involved in trade finance in Africa through the following funded and unfunded instruments: (a) Risk Participation Agreement (RPA), (b) Trade Finance Line of Credit (TFLOC), and (c) Soft Commodity Finance Facility (SCFF). In addition to these, the TFP makes selective use of equity and technical assistance instruments to enhance the risk-bearing and operational capacities of local financial institutions (FIs).

### a) Risk Participation Agreement

The Risk Participation Agreement (RPA) is a funded or non-funded trade finance product that enables the Bank to share risk with a select group of international and regional confirming banks who provide documentary credit confirmation services to African issuing banks with the objective of supporting and expanding trade in Africa. Under the RPA product the Bank shares trade finance credit risk (generally no more than 50 percent of a trade transaction exposure) on a portfolio of eligible issuing bank trade transactions of partner confirming banks. RPAs operate on a portfolio basis and do not require the Bank to sign direct agreements with the local issuing banks. Under a funded RPA, the Bank and the RPA bank jointly provide funding to issuing banks for trade finance activities. For unfunded RPA, the Bank shares the credit risks on a portfolio of trade finance operations from issuing banks.

### b) Trade Finance Lines of Credit

The Trade Finance Line of Credit (TFLOC) is similar to the conventional line of credit offered by the Bank to local financial institutions except that the TFLOC is used to finance exclusively trade-related transactions in RMCs. Trade transactions financed by the TFLOC include, among others, pre-shipment and post-shipment financing, capital expenditure, letters of credit discounting, factoring/forfaiting, import and export trade finance.

Since most trade transactions have maturities of less than one year, the intermediary financial institutions are permitted to utilize the line of credit as a revolving credit facility to trade finance clients until the final maturity of the TFLOC itself, which in any case will not exceed 3.5 years. The facility is available to local banks engaged in trade finance in Africa.

### c) Soft Commodity Finance Facility

The Soft Commodity Finance Facility (SCFF) is a funded trade finance product that is used to support mainly the import and export of agricultural commodities and inputs across RMCs. This includes, for instance, the provision of pre-export financing to commodity aggregators for the purchase and export of soft commodities. Commodity finance is usually structured and has credit protection in such forms as pledges of underlying commodity, assignment of proceeds, letters of credit, and private or state guarantees. SCFF is provided directly to entities such as commodity aggregators, which are not necessarily financial institutions. These entities could include state-owned commodity boards or agricultural cooperatives that meet the eligibility criteria for Bank private sector borrowing. Intermediaries such as commodity traders would not be direct counterparties of the Bank.

## Scaling up the Trade Finance Program

The demand for trade finance interventions from RMCs remains strong. Accordingly, in 2016 the Bank consolidated and mainstreamed the TFP as a core activity rather than as a program with an expiry date. In this regard, USD 1 billion limit is reserved for guarantee products only while the funded TFLOC and SCFF instruments are to be treated like the other lending instruments of the Bank in terms of allocation of funds for non-sovereign operations.

The Bank has recently introduced a complementary trade finance guarantee instrument called Transaction Guarantee (TG) to support more local banks especially in low income and transition states and, through them, more local corporates and SMEs in Africa active in international trade. The TG will provide up to 100 percent risk cover for single transactions.

The Bank is also considering the introduction of the following new products to meet the ever- evolving needs of its clients:

(i) Supply and value chain finance facility; and (ii) Risk insurance/distribution facility to create more headroom by catalyzing other sources of financing and increasing the capacity of the Bank to support more trade.

### Other Financial Services

In addition to the products described above, the Bank may occasionally offer technical assistance and project preparation facilities through Trust or Special funds to supplement its financial products for both the public and private sector windows. The Bank's technical assistance is primarily focused on increasing the development outcomes of its operations by raising the effectiveness of project preparation which is vital in ensuring the best developmental and poverty-reducing outcomes for projects that receive Bank financing. In addition, technical assistance may aim to foster and sustain efforts in creating enabling business environments in order to promote private sector investment and growth.

## Risk Management Policies and Processes

The Bank's development operations are undertaken within a risk management framework of a clearly defined risk appetite statement, a capital adequacy and exposure management policy, a credit policy with guidelines, a risk management governance framework, an asset and liability management authority with guidelines, and an end-to-end credit process.

The Bank seeks to minimize its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly, the Bank's risk management policies, guidelines, and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks, while maximizing the Bank's capacity to assume credit risks in its exposures to public and private sector clients, within approved risk limits.

Over the past few years, the Bank has enhanced its risk management framework and end-to-end credit processes. Some of these enhancements include establishing an independent office responsible for risk across the Bank, reporting directly to the President of the Bank; creating a strong Credit Risk Committee; enhancing the training of Bank staff on credit risk assessment, recruiting experienced and competent credit officers, and implementing optimized credit risk assessment models. The Bank has also strengthened the monitoring of the current portfolio and continues to proactively undertake portfolio restructuring measures including cancellation of long-standing "signed but not disbursed" loans to free up capital for new lending. Meanwhile, efforts to fully implement the operational risk management framework, as approved by the Board, is ongoing. Also, in progress is the implementation of an integrated workflow-driven software platform that is expected to allow all stakeholders involved in the credit risk assessment process to streamline their work and enhance efficiency.

As part of its balance sheet optimization (BSO) strategy, the Bank undertakes significant risk transfer transactions aimed at managing risks in its loan portfolio, reducing sovereign and non-sovereign concentration risk and increasing lending headroom, so as to optimize its balance sheet. In this regard, the Bank entered Exposure Exchange Agreements (EEAs), the first BSO transaction, with other multilateral development banks (MDBs) in 2015 to optimize its balance sheet, manage risks in its loan portfolio, reduce sovereign-concentration risk, and increase lending headroom. The EEAs involve a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of an EEA. The participating MDBs have paid no credit protection fee (guarantee premium) since the amount of exposure exchanged—purchased and sold—is notionally the same at inception.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange does not affect the application of the normal sovereign sanctions policies by the buyer of protection. The EEA has final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. On 31 December 2019, the total outstanding notional EEA amount of credit protection purchased or sold on the relevant underlying single reference entities, which remains unchanged from the previous year, is USD 4.47 billion (UA 3.23 billion). It is noteworthy that rating agencies continue to affirm the efficacy of the MDB exposure exchange in improving the Bank's risk-adjusted capital adequacy ratio.

Apart from the EEA, the Bank has closed three landmark BSO transactions: 1) a USD 1 billion involving synthetic securitization of a portfolio of non-sovereign assets which will also benefit from a USD 100 million guarantee from the European Fund for Sustainable Development (EFSD); 2) a USD 500 million credit insurance on its non-sovereign portfolio of financial sector loans; and 3) a EUR 128 million credit insurance on a EUR 470 million sovereign partial credit guarantee to cover obligations under a cross-currency swap executed with commercial banks. These transactions, by protecting the Bank against the risk of non-payment of principal and interest under the covered transactions, are expected to release risk capital and create additional lending headroom in the Bank's financial sector portfolio. Like the EEAs, these transactions are accounted for as financial guarantees.

As at 31 December 2019 the total outstanding notional BSO credit protection purchased or sold on the relevant underlying single reference entities, was USD 5.7 billion (UA 4.1 billion).

No default events have occurred on any of the exposures covered under the above BSO transactions and the Bank continues to expect its sovereign, sovereign-guaranteed and non-sovereign exposures to be serviced in accordance with loan agreements.

The Bank continues to be well capitalized. The stress testing of its capital adequacy shows that the Bank can adequately withstand a number of extreme shock scenarios. The risks to the Bank's balance sheet are actively monitored on a risk dashboard, which is regularly updated based on the evolving risk profile of the Bank's operations.

The policies and practices deployed by the Bank to manage the risks to which it is exposed are described in more detail in note D to the financial statements in the Financial Report 2019.

## Financial Reporting

Corporate governance within the Bank is supported by appropriate financial and management reporting. The Executive Board of Directors makes strategic decisions and monitors the Bank's progress toward achievement of set goals. While senior management manages the Bank's day-to-day operations and activities, the Board provides oversight, advice and counsel on issues as wide-ranging as long-term strategy, budgets, human resources, benefits management and new product development.

Based on the COSO internal control framework, senior management has put in place a robust and functioning mechanism to be able to certify the effectiveness of the Bank's internal controls over external financial reporting. This annual certification statement is signed by the President and Vice President – Finance, as well as the Financial Controller. A separate attestation is also provided by the Bank's external auditors. The Bank has a comprehensive system of reporting to the Board of Directors and its committees which includes periodic reporting by the Office of the Auditor General to the Audit and Finance (AUFI) Committee of the Board of Directors.

## Internal Audit

The Office of the Auditor General derives its mandate from the Bank's Financial Regulations. The Office is responsible for planning, organizing, directing and controlling a broad, comprehensive program of auditing both internally and externally including without limitation all projects and programs of the Bank Group. The Office provides all levels of management with periodic, independent and objective appraisals and audits of financial, accounting, operational, administrative and other activities, including identifying possible means of improving accountability, efficiency of operations and economy in the use of resources. The activities of the Office of the Auditor General are governed by the Institute of Internal Auditors (IIA) standards, Code of Ethics and International Professional Practices Framework.

The IIA defines internal auditing as an independent, objective assurance and consulting activity designed to add value and improve an organization's operations. It helps an organization accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes.

The Office utilizes its resources effectively and efficiently by concentrating them on high business risks and significant areas of the Bank. This approach is consistent with the IIA Standards and the COSO Internal Control Framework. These standards require the internal audit function to methodologically assess the pertinent risks to the Bank Group and focus its efforts based on the anticipated business risks. Such risks are continually calibrated as a result of audits, continuous risk assessments and input from the Board's Audit and Finance Committee and Management. The Annual Internal Audit work programme is derived from the Office's Long-Term Coverage Plan, which is rolled over and updated annually. The President and the Board of Directors approve the Annual Internal Audit Work Programme.

The Auditor General meets and reports regularly to the President, the Audit and Finance Committee and the Board on the activities of the Office and on the sufficiency of resources. The Auditor General, and members of his/her staff, have unrestricted access to all Bank records, documents, properties and persons relevant to the subject matter under review. The Auditor General reports directly to the President and carries out his/her duties in total independence without any direct or indirect influence. The President appoints and removes the Auditor General in consultation with the Board of Directors. The appointment of the Auditor General is for a period of five years renewable once and he/she shall not be eligible for staff appointment thereafter.

In line with the IIA Standards, the Office has developed a quality assurance and improvement programme that assesses the efficiency and effectiveness of the internal audit activity and identifies opportunities for improvement. The programme entails, among other things, conducting an internal assessment every two years and an independent external assessment every five years. The last external assessment was carried out in 2016 by the IIA who concluded that the Bank's Office of the Auditor General "Generally Conforms" with the Standards. This rating is the highest rating among three possible ratings of "Generally Conforms", "Partially Conforms" and "Does Not Conform".

## External Auditors

The Bank's external auditors are appointed by the Board of Governors, on the recommendation of the Board of Directors, for a five-year term. Under the Bank rules, no firm of auditors can serve for more than two consecutive five-year terms. In this regard, the incumbent auditors for the Bank Group are serving the third year of their first term following the completion of the recruitment process and subsequent formal approval of their appointment during the 2017 Annual Meetings.

The external audit function is statutory and is regulated by the International Standards on Auditing (ISA), issued by the International Federation of Accountants (IFAC) through the International Auditing and Assurance Standards Board. The external auditors perform an annual audit to enable them to express an opinion on whether the financial statements of the Bank present fairly the financial position and the results of the operations of the Bank. They also examine whether the statements have been presented in accordance with International Financial Reporting Standards. In addition, as described above, the external auditors also carry out a comprehensive review and provide opinion on the effectiveness of the Bank's internal controls over financial reporting. This attestation is provided by the external auditors as a report separate from the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for Senior Management and the Board of Directors, which is reviewed in detail and discussed with the Audit and Finance Committee of the Board. The management letter sets out the external auditors' observations and recommendations for improvement on internal controls and other matters, and it includes management's responses and actions for implementation of the auditors' recommendations.

The performance and independence of the external auditors is subject to periodic review by the AUFI Committee of the Board. There are key provisions in the Bank's policy regarding the independence of the external auditors including a requirement for the mandatory rotation of the Engagement Partner, in cases where the term of the audit firm is renewed for a second and final five-year period. The incumbent external auditors are prohibited from providing non-audit related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if such services do not compromise the external auditors' independence. In any case, the provision of such services requires the specific approval by the Audit and Finance Committee.

A significant development in the external audit space is the adoption of an expanded audit opinion following the publication of new and revised auditor reporting standards by IFAC which, among other benefits, enhances auditor reporting by explaining the basis of the audit opinion and provides more relevant information to users of financial statements.

### Anti-Corruption Regime within the Bank

The Bank has a robust regime for discouraging corruption. The prohibited practices under the Bank's anti-corruption regime include not only bribery but also receiving bribes, fraud, coercive practices and collusion.

The Bank has three main anti-corruption legal instruments – its Procurement Rules, the Guidelines for Preventing and Combating Corruption and Fraud in Bank's Operations, and the International Financial Institutions' Uniform Framework for Preventing and Combating Fraud and Corruption. Each of these instruments defines the prohibited practices and prescribes mechanisms for implementing anti-corruption measures. The Procurement Rules prohibit the use of Bank funds to finance corruption and the financing by the Bank of contracts corruptly procured. The Guidelines prescribe preventive measures to be taken throughout the lending cycle. The Uniform Framework also prescribes preventive measures and investigation procedures.

The Bank's anti-corruption implementation mechanisms include the Integrity and Anti-Corruption Department which has an investigative and a preventive role, a Whistleblower and Complaints Handling mechanism including a hotline administered by the Integrity and Anti-Corruption Department, and protection for whistleblowers.

The Bank has implemented the International Financial Institutions' cross-debarment agreement by which it will apply the sanctions of the other institutions and have its sanctions applied by these institutions. A key step in this process has been the appointment of a Sanctions Commissioner, an Alternate Sanctions Commissioner and the members of the Sanctions Appeals Board.

Finally, the Bank is collaborating with the OECD in an ongoing initiative to support business integrity and anti-bribery efforts in its regional member countries.

### Performance Management and Monitoring

In managing its operations, the Bank uses quantified performance measures and indicators that reflect the critical success factors in its business. These are monitored on a continuous basis and results achieved are used to assess progress attained against stated objectives and to inform required action in order to improve future performance. Management uses a wide array of measures both at the corporate and business unit level to monitor and manage performance. Some of the key financial measures and indicators used by management are discussed in Table 1.3, together with their relevance to the operations of the Bank.

## Table 1.3
## Key Financial Performance Indicators: 2019 and 2018

| | | Achievement | |
|---|---|---|---|
| **Definition** | **Importance to the business and management** | **2019** | 2018 |
| **Average Return on Liquid Funds** | This is a measure of the average return generated or lost due to the investment of liquid funds. In other words, it is a measure of how profitable the liquid assets are in generating revenue to the Bank, pending disbursement for project financing. | 2.10% | 1.85% |
| **Total Debt to Usable Capital** | This is a measure of the Bank's financial leverage calculated by dividing its total debt by usable capital. It indicates what proportion of equity and debt the Bank is using to finance its operations. | 84.23% | 83.14% |
| **Settlement Failure Rate** | This measures the efficiency of the funds' transfer process. Timely settlement of financial obligations is important as a measure of the efficiency of the Bank's processes. | 0.18% | 0.12% |
| **Timeliness of Preparation of Financial Highlights** | Reporting of key financial performance metrics in a timely manner aids decision making by management and facilitates the required corrective action to improve performance. | Within one month of period end | Within one month of period end |
| **Impairment Loss Ratio** (Non-Sovereign Portfolio only) | This KPI represents the impairment on loans as a proportion of the period-end balances. The granting of credit is the main purpose of the Bank and is also one of the Bank's principal sources of income and risk. The loan loss ratio is an indicator of the quality and recoverability of loans granted to non-sovereign borrowers. | 3.47% | 2.20% |

## FINANCIAL RESULTS

The Bank's earned income in 2019 before allocation and distributions approved by the Board of Governors was UA 126.17 million, compared with UA 124.68 million in 2018. This increase was primarily due to higher lending and investment returns which more than offset the increase in impairment provisions and administrative expenses.

Adjusted for the effects of the fair valuation of borrowings and derivatives, income before allocation and distributions amounted to UA 133.32 million for 2019, compared to UA 159.83 million in 2018.

The net interest margin increased to 1.42 percent compared to 1.29 percent in 2018, largely due to the replacement of maturing low-yielding investments held at amortized cost with higher-yielding investments and an increase in the absolute size of the trading portfolio. Interest income from loans increased by 8.93 percent to UA 650.20 million in 2019 from UA 596.89 million in 2018 due to a higher average volume of outstanding loans resulting from increased disbursements. The treasury portfolio continued to perform above its set benchmarks. Overall, net investment income increased by 9.63 percent during the year from UA 240.07 million in 2018 to UA 263.20 million in 2019 driven largely by the higher returns on the USD treasury portfolio.

Total Bank Group administrative expenses increased by 3.03 percent from UA 402.16 million in 2018 to UA 414.34 million in 2019, primarily due to higher operational expenses arising from additional deployment of consultants and mission travel. Total manpower expenses, excluding actuarial valuation effects of benefit plans, increased by UA 8.58 million (3.09 percent) – from UA 278.06 million in 2018 to UA 286.64 million in 2019. The Bank's share of the total Bank Group's administrative expenses, exclusive of depreciation charges and sundry expenses, amounted to UA 179.34 million for 2019, compared with UA 165.71 million in the previous year. However, when adjusted for depreciation and sundry expenses the Bank's share of administrative expenses amounts to UA 215.39 million in 2019 compared to UA 191.85 million in 2018. Bank Group administrative expenses are shared between the Bank, the ADF, and the NTF, based on a predetermined cost-sharing formula driven primarily by the relative levels of certain operational volume indicators and relative balance sheet size.

The Bank continues to maintain a strong capital position. Despite the ongoing challenges in its operating environment, the Bank continues to generate sufficient levels of income to facilitate contributions on behalf of its shareholders to other development initiatives in Africa. The Bank's reserves, plus accumulated loan loss provisions on outstanding loan principal and charges, increased to UA 3.57 billion at the end of 2019, up from UA 3.49 billion at the end of 2018, an increase of 2.08 percent.

## Distributions Approved by the Board of Governors

In 2019, the Board of Governors approved distributions of UA 74 million from 2018 net income and surplus to various development initiatives in Africa compared to UA 83 million approved in 2018. The beneficiaries of these distributions are listed in Note M to the financial statements. In accordance with the Bank's accounting policies, such distributions are reported as expenses in the year the Board of Governors approves them. The Boards of Directors have also agreed to recommend to the Board of Governors, at its Annual Meeting in May 2020, distributions totaling UA 59 million from 2019 net income and surplus account towards the funding of various development initiatives in the RMCs. If approved by the Board of Governors, such distributions, and any others that may be approved by the Board of Governors during 2020 will be reported as expenses in the 2020 financial statements, in line with the prevailing accounting practice.

### Control of Administrative Expenses

To maximize the resources available for development financing and technical assistance activities in its member countries, the Bank continues to focus on a high level of budgetary discipline, effective cost controls, and proactive cost-recovery programs in managing its administrative and capital expenses. For the year ended 31 December 2019, the Bank Group's general administrative expenses, excluding charges for depreciation and amortization, were UA 414.34 million, up from UA 402.16 million in 2018. For 2020 the Bank Group's administrative expenditure is budgeted at UA 400.74 million. Management will continue to explore and implement effective and transparent cost management strategies in order to ensure that cost outcomes are effectively tracked against the Bank's long-term strategic objectives.

### Investments

The ADB's liquid assets are tranched into three portfolios, namely, operational portfolio, prudential portfolio which are held for trading (fair value) and an equity-backed portfolio, which is held at amortized cost. Each has a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are 1-month LIBID for the operational portfolio, and 6-month marked-to-market LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading and fair valued. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank's net assets repricing uniformly over a period of 10 years.

The Bank maintained a robust investment strategy in 2019, consistent with a return to volatility in the global financial markets. The Bank continues to adopt a prudent investment strategy, prioritizing capital preservation and liquidity over attempting to generate higher income by taking on additional risks. As such, the Bank continues to target high-quality liquid assets with short maturities for its trading portfolio, with a focus on secured investments. The credit quality and liquidity profile of the Bank's investments remains very strong.

The Bank's cash and treasury investments (net of repurchase agreements) as of 31 December 2019 totaled UA 12.46 billion, compared to UA 12.54 billion at the end of 2018. Investment income for 2019 amounted to UA 263.20 million representing a return of 2.10 percent on an average liquidity of UA 12.52 billion (compared to an income of UA 240.07 million, representing a return of 1.85 percent, on an average liquidity of UA 12.96 billion in 2018). Overall, the portfolios at fair value outperformed their average benchmarks in the key currencies during the year despite difficult market conditions.

The bulk of the ADB's liquid assets is denominated in currencies of the Special Drawing Rights' basket. The ADB Asset and Liability Guidelines requires mitigation of foreign exchange risk, and as such the currency composition of the Bank's net assets and the Special Drawing Right's basket are aligned. Since the Renminbi inclusion in the Special Drawing Rights' basket in October 2016, the Bank holds treasury assets in Renminbi. It is noteworthy that the Bank also holds assets in non-SDR currencies such as Swiss Franc, Canadian Dollar and South African Rand.

## Managing Investment Performance Amid Renewed Uncertainty in Financial Markets

A pivot back to global monetary policy easing drove markets in 2019 and helped offset the adverse consequences of rising trade frictions, geopolitical tensions and recession risks.

In the area of monetary policy, downside growth risks with contained inflation led the US Federal Reserve (Fed) to lower rates on three occasions from a target range of 2.25 to 2.50 percent at the beginning of the year, to a range of 1.50 to 1.75 percent, at year-end. Other central banks around the world likewise delivered synchronized policy support. After a pause of almost a year, the European Central Bank (ECB) resumed asset purchases at a monthly pace of €20 billion from 1 November 2019, as part of its non-standard monetary policy measures to support the monetary policy transmission mechanism and to provide policy accommodation aimed at ensuring price stability.

Notwithstanding the cocktail of geopolitical events that unnerved markets, tentative signs of stabilizing conditions appeared in the latter part of the year. While the US imposed new tariffs on China in September and threatened additional tariffs in the early part of December, favourable developments in US-China trade discussions within the context of a 17-month trade war improved market sentiment towards year-end. Though Brexit uncertainty rose ahead of the 31 October 2019 deadline for UK withdrawal from the EU which was extended to 31 January 2020, better prospects for an orderly Brexit began to emerge following the resounding victory of the Conservative Party in the general elections towards the end of the year. Early signs of a rebound in global purchasing managers' indices (PMI) further supported investor outlook.

The year ended with a strong risk asset performance across markets driven by broad based easing. Despite pockets of turbulence in financial markets throughout the year, the treasury investment portfolios' conservative investment strategy positively impacted its performance in 2019.

Against a backdrop of mixed fundamentals and growth concerns in developed markets along with elevated uncertainty in the realm of geopolitics, the Bank maintained a conservative investment strategy, prioritizing capital preservation and liquidity. Accordingly, the Bank targeted high-quality liquid assets with shorter maturities, with a focus on secured investments where possible. As a result, the credit quality and liquidity profile of the Bank's investments remain very strong.

### Loan Portfolio

The Bank makes loans to its regional member countries and public sector enterprises guaranteed by the government. Loans are also extended to private sector enterprises without government guarantee.

Cumulative loans signed, net of cancellations, as at 31 December 2019 amounted to UA 50.86 billion. This represents an increase of UA 3.47 billion over the balance at 31 December 2018 which stood at UA 47.39 billion. Table 1.4 presents the evolution of loans approved, disbursed and undisbursed balances from 2015 to 2019.

Total disbursed and outstanding loans as at 31 December 2019 was UA 20.28 billion, representing an increase of UA 1.00 billion over the UA 19.28 billion outstanding as at the end of 2018. Undisbursed balances of signed loans at 31 December 2019 totaled UA 8.01 billion, which is an increase of UA 1.05 billion over the UA 6.96 billion undisbursed loans at 31 December 2018.

The number of active loans as at December 2019 was 505 while 780 loans amounting to UA 16.30 billion had been fully repaid. A breakdown of the outstanding loan portfolio by product type is presented in Figure 1.1.

### Disbursements

Loan disbursements during 2019 amounted to UA 2.35 billion, compared to UA 2.92 billion in 2018. At 31 December 2019, cumulative disbursements (including non-sovereign loans) amounted to UA 42.56 billion. A total of 1,053 loans were fully disbursed amounting to UA 38.89 billion, representing 91.36 percent of cumulative disbursements. Loan disbursements in 2019 by country are shown in Table 1.5.

### Repayments

In 2019, principal loan repayments amounted to UA 1,353.21 million compared to UA 1,364.20 million realized in 2018, representing a decrease of 0.81 percent over the previous year. Cumulative repayments as of 31 December 2019, were UA 22.81 billion compared to UA 21.40 billion at 31 December 2018. Figure 1.2 shows the evolution of loan disbursements and repayments for the period, 2015-2019.

## Table 1.4
## Lending Status, 2015–2019
(UA millions)

|  | 2015 | 2016 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|
| Loans Approved* | 4,373.44 | 6,108.04 | 4,419.33 | 5,115.56 | 4,977.69 |
| Disbursements | 1,619.17 | 3,221.75 | 3,678.53 | 2,922.56 | 2,350.76 |
| Undisbursed Balances | 4,640.60 | 6,804.44 | 7,180.55 | 6,957.62 | 8,005.25 |

* Excludes approvals of special funds and equity participation but includes guarantees.

## Table 1.5
## Loan Disbursements by Country in 2019
(UA millions)

| Country | Amount disbursed |
|---|---|
| Angola | 10.22 |
| Botswana | 4.33 |
| Cabo Verde | 24.82 |
| Cameroon | 65.86 |
| Congo CG | 195.49 |
| Côte d'Ivoire | 179.15 |
| Democratic Republic of Congo | 5.45 |
| Egypt | 38.04 |
| Eswatini | 25.20 |
| Ethiopia | 6.05 |
| Gabon | 115.10 |
| Ghana | 3.61 |
| Guinea | 68.77 |
| Kenya | 151.31 |
| Mauritania | 7.23 |
| Mauritius | 73.11 |
| Morocco | 437.93 |
| Namibia | 16.12 |
| Nigeria | 147.91 |
| Rwanda | 106.65 |
| Senegal | 119.86 |
| Seychelles | 3.40 |
| Sierra Leone | 1.44 |
| South Africa | 90.58 |
| Tanzania | 52.49 |
| Tunisia | 206.68 |
| Uganda | 54.47 |
| Zambia | 44.74 |
| Multinational | 94.55 |
| **TOTAL** | **2,350.76** |

## Figure 1.1 Outstanding Loan Portfolio by Product Type at 31 December 2019
(Percentages)



**91.79%** Single Currency Fixed Rate

**6.94%** Single Currency Floating Rate

**0.19%** Single Currency Variable Converted

**0.40%** Multi-currency Fixed Rate

**0.68%** Multi-currency Variable Rate

## Figure 1.2 Loan Disbursements and Repayments, 2015–2019
(UA millions)



Disbursements
Loan Repayments

## Outlook for 2020

The continent's growth fundamentals which have continued to improve during the year riding on positive macroeconomic factors around investments and net exports is expected to continue to drive the Bank's lending volumes and project pipelines in 2020. The global economic growth, the strengthening of economic fundamentals and higher yields on investments experienced in 2019 which was expected to continue into 2020, may be undermined by the COVID-19 pandemic which emerged in the closing weeks of 2019. This is likely to negatively impact the Bank's performance, depending on its duration and impact on the Bank's sovereign and private sector exposures. With the year having ended with a strong performance in risk assets across global markets driven by broad-based easing by central banks a solid performance by the Bank in the coming year may still be attainable. However, disruptions related to geopolitical and monetary policy developments globally can be expected to lead to occasional spikes in market volatility which will need to be managed in a strategic manner. The diligent monitoring and management of the impacts of these factors on the volume of the Bank's lending, the timing of repayment of its loans and returns on its investments in 2020 and beyond, is critical if the Bank is to continue to effectively deliver on its development mandate.

The Bank's ten-year strategy continues to shape its interventions and operations over the planning horizon to 2022. The strategic focus on the five key operational priorities, dubbed the High 5s, including infrastructure development, regional integration, private sector development, governance and accountability, and skills and technology continues to provide the Bank with a unifying framework under the High 5s for the effective and accelerated delivery of its mandate and operational activities in the coming year and beyond.

In the short term, accelerated delivery of development financing and assistance should benefit from the stability and resultant efficiency achieved in the Bank's operational environment and in the long term, from the completion of the institutional change and transformation, including in the refinement of the Bank's business model and processes. A positive consequence of this is that the Bank is expected to achieve the targeted key performance delivery metrics in the medium term.

The landmark capital increase in 2019, the largest in the Bank's history, on the back of a strong balance sheet and liquidity position, is expected to further strengthen the Bank's leadership in the continent's development financing initiatives, thereby helping to fast-track the delivery of not only the Bank's High 5s development strategies, but also, the global sustainable development goals and Agenda 2063 of the African Union.

# African Development Bank

## Financial Statements
## Year ended 31 December 2019

Balance Sheet                                  20

Income Statement                               21

Statement of Comprehensive Income             21

Statement of Changes in Equity                22

Statement of Cash Flows                        23

Notes to the Financial Statements             24

Independent Auditor's Report                  108

## Balance sheet
## as at 31 December 2019
(UA thousands – Note B)

| ASSETS | | 2019 | 2018 |
|---|---|---|---|
| CASH | | 2,132,924 | 2,063,742 |
| DEMAND OBLIGATIONS | | 3,803 | 3,801 |
| TREASURY INVESTMENTS (Note F) | | 10,322,496 | 10,478,798 |
| DERIVATIVE ASSETS (Note G) | | 1,071,399 | 655,432 |
| NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H) | | – | 24 |
| ACCOUNTS RECEIVABLE | | | |
| Accrued income and charges receivable on loans (Note I) | 357,870 | | 338,082 |
| Other accounts receivable | 318,428 | | 342,286 |
| | | 676,298 | 680,368 |
| DEVELOPMENT FINANCING ACTIVITIES | | | |
| Loans, net (Notes D & I) | 19,821,190 | | 18,891,534 |
| Hedged loans – Fair value adjustment (Note G) | 115,861 | | 53,418 |
| Equity participations (Note J) | 1,001,323 | | 848,701 |
| | | 20,938,374 | 19,793,653 |
| OTHER ASSETS | | | |
| Property and equipment and intangible assets (Note K) | 98,237 | | 94,139 |
| Miscellaneous | 532 | | 630 |
| | | 98,769 | 94,769 |
| **TOTAL ASSETS** | | **35,244,063** | **33,770,587** |

*The accompanying notes to the financial statements form part of this statement.*

| LIABILITIES & EQUITY | | 2019 | 2018 |
|---|---|---|---|
| ACCOUNTS PAYABLE | | | |
| Accrued financial charges | 404,194 | | 415,118 |
| Other accounts payable | 816,764 | | 687,252 |
| Employee Benefits (Note Q) | 539,123 | | 448,293 |
| | | 1,760,081 | 1,550,663 |
| DERIVATIVE LIABILITIES (Note G) | | 643,149 | 1,044,288 |
| BORROWINGS (Note L) | | | |
| Borrowings at fair value | 25,017,306 | | 23,389,010 |
| Borrowings at amortized cost | 449,565 | | 600,849 |
| | | 25,466,871 | 23,989,859 |
| EQUITY (Note M) | | | |
| Capital | | | |
| Subscriptions paid | 4,725,170 | | 4,535,263 |
| Cumulative Exchange Adjustment on Subscriptions (CEAS) | (148,449) | | (156,135) |
| Subscriptions paid (net of CEAS) | 4,576,721 | | 4,379,128 |
| Reserves | 2,797,241 | | 2,806,649 |
| Total equity | | 7,373,962 | 7,185,777 |
| **TOTAL LIABILITIES & EQUITY** | | **35,244,063** | **33,770,587** |

*The accompanying notes to the financial statements form part of this statement.*

# Income statement
## for the year ended 31 December 2019
(UA thousands – Note B)

| | 2019 | 2018 |
|---|---:|---:|
| OPERATIONAL INCOME & EXPENSES | | |
| Income from: | | |
| Loans and related derivatives (Note N) | 650,198 | 596,891 |
| Investments and related derivatives (Note N) | 263,195 | 240,071 |
| Equity investments (Dividends) | 7,107 | 10,566 |
| Other securities | 3 | 41 |
| Total income from loans and investments | 920,503 | 847,569 |
| | | |
| Borrowing expenses (Note O) | | |
| Interest and amortized issuance costs | (524,059) | (489,950) |
| Net interest on borrowing-related derivatives | 47,945 | 56,882 |
| Gains / (Losses) on borrowings, related derivatives and others | (7,150) | (35,143) |
| | | |
| Net impairment charge (Note I) | | |
| Loan principal | (81,593) | (48,398) |
| Loan charges | (31,282) | (28,443) |
| Write-back for impairment on equity investments (Note J) | 402 | 394 |
| Write-back/provision for impairment on investments (Note F) | 19 | (35) |
| Provision/ write-back for impairment Financial guarantees | (854) | 344 |
| Translation gains | 8,132 | 6,405 |
| Other income | 9,496 | 6,903 |
| Net operational income | 341,559 | 316,528 |
| | | |
| OTHER EXPENSES | | |
| Administrative expenses (Note P) | (179,338) | (165,712) |
| Depreciation and amortization (Note K) | (27,620) | (17,925) |
| Sundry expenses | (8,431) | (8,209) |
| Total other expenses | (215,389) | (191,846) |
| | | |
| Income before distributions approved by the Board of Governors | 126,170 | 124,682 |
| | | |
| Distributions of income approved by the Board of Governors | (74,000) | (83,000) |
| | | |
| **NET INCOME FOR THE YEAR** | **52,170** | **41,682** |

*The accompanying notes to the financial statements form part of this statement.*

# Statement of comprehensive income
## for the year ended 31 December 2019
(UA thousands – Note B)

| | 2019 | 2018 |
|---|---:|---:|
| NET INCOME FOR THE YEAR | 52,170 | 41,682 |
| | | |
| OTHER COMPREHENSIVE INCOME | | |
| Items that will not be reclassified to profit or loss | | |
| Net losses on financial assets at fair value through "other comprehensive income" | (5,234) | (27,381) |
| Unrealized (losses)/gains on fair-valued borrowings arising from "own credit" | (14,648) | 14,850 |
| Re-measurements of defined benefit liability | (41,696) | (32,577) |
| Total items that will not be reclassified to profit or loss | (61,578) | (45,108) |
| Total other comprehensive income | (61,578) | (45,108) |
| | | |
| **TOTAL COMPREHENSIVE INCOME FOR THE YEAR** | **(9,408)** | **(3,426)** |

*The accompanying notes to the financial statements form part of this statement.*

# Statement of changes in equity
# for the year ended 31 December 2019

(UA thousands – Note B)

| | Capital Subscriptions Paid | Cumulative Exchange Adjustment on Subscriptions | Reserves | | | | Total Equity |
|---|---|---|---|---|---|---|---|
| | | | Retained Earnings | Remeasurement of Defined Benefit Plan | Net Gains/ (losses) on Financial Assets at Fair Value through Other Comprehensive Income | Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from "Own Credit" | |
| **BALANCE AT 31 DECEMBER 2017** | **4,268,811** | **(158,035)** | **3,167,093** | **(361,999)** | **145,722** | **31,238** | **7,092,830** |
| Effects of changes in accounting policies (IFRS 9) | | | (171,979) | | | | (171,979) |
| **BALANCE AT 1 JANUARY 2018 (Restated)** | **4,268,811** | **(158,035)** | **2,995,114** | **(361,999)** | **145,722** | **31,238** | **6,920,851** |
| | | | | | | | |
| Net income for the year | - | - | 41,682 | - | - | - | 41,682 |
| | | | | | | | |
| Other comprehensive income | - | - | - | - | - | - | - |
|    Net losses on financial assets at fair value through "other comprehensive income" | - | - | - | - | (27,381) | - | (27,381) |
|    Unrealized gains on fair-valued borrowings arising from "own credit" | - | - | - | - | - | 14,850 | 14,850 |
|    Remeasurement of defined benefit liability | - | - | - | (32,577) | - | - | (32,577) |
| Total other comprehensive income | - | - | - | (32,577) | (27,381) | 14,850 | (45,108) |
| Net increase in paid-up capital | 266,452 | - | - | - | - | - | 266,452 |
| Net conversion gains on new subscriptions | - | 1,900 | - | - | - | - | 1,900 |
| **BALANCE AT 1 JANUARY 2019** | **4,535,263** | **(156,135)** | **3,036,796** | **(394,576)** | **118,341** | **46,088** | **7,185,777** |
| | | | | | | | |
| Net income for the year | - | - | 52,170 | | | | 52,170 |
| | | | | | | | |
| Other comprehensive income | - | - | - | - | - | - | - |
|    Net losses on financial assets at fair value through "other comprehensive income" | - | - | | - | (5,234) | - | (5,234) |
|    Unrealized losses on fair-valued borrowings arising from "own credit" | - | - | - | - | - | (14,648) | (14,648) |
|    Remeasurement of defined benefit liability | - | - | - | (41,696) | - | - | (41,696) |
| Total other comprehensive income | - | - | | (41,696) | (5,234) | (14,648) | (61,578) |
| Net increase in paid-up capital | 189,907 | - | - | - | - | - | 189,907 |
| Net conversion gains on new subscriptions | - | 7,686 | - | - | - | - | 7,686 |
| **BALANCE AT 31 DECEMBER 2019** | **4,725,170** | **(148,449)** | **3,088,966** | **(436,272)** | **113,107** | **31,440** | **7,373,962** |

*The accompanying notes to the financial statements form part of this statement.*

# Statement of cash flows
# for the year ended 31 December 2019

(UA thousands – Note B)

| CASH FLOWS FROM: | 2019 | 2018 |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net income | 52,170 | 41,682 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 27,620 | 17,925 |
| Provision for impairment on loan principal and charges | 112,875 | 76,841 |
| Unrealized losses on investments and related derivatives | (12,644) | (19,797) |
| Amortization of discount or premium on treasury investments at amortized cost | 21,558 | 21,874 |
| Write-back/provision for impairment on investments | (19) | 35 |
| Provision/write-back for impairment on financial guarantee | 854 | (344) |
| Write-back for impairment on equity investments | (402) | (394) |
| Amortization of borrowing issuance costs | (13,930) | 3,296 |
| Unrealized losses on fair-valued borrowings and derivatives | 21,637 | 31,782 |
| Translation gains | (8,132) | (6,405) |
| Share of losses in associate | 349 | 295 |
| Net movements in derivatives | (115,282) | (5,586) |
| Changes in accrued income on loans | (51,068) | (98,371) |
| Changes in accrued financial charges | (10,923) | 129,541 |
| Changes in other receivables and payables | 78,640 | (224,413) |
| Net cash provided by operating activities | 103,303 | (32,039) |
| | | |
| **INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:** | | |
| Disbursements on loans | (2,350,762) | (2,922,565) |
| Repayments of loans | 1,353,209 | 1,364,197 |
| Investments maturing after 3 months of acquisition: | | |
| Investments at amortized cost | (141,197) | 175,181 |
| Investments at fair value through profit and loss | 292,825 | 901,959 |
| Acquisition of fixed assets | (31,735) | (16,296) |
| Disposal of fixed assets | 72 | 41 |
| Disbursements on equity participations | (197,059) | (97,061) |
| Repayments on equity participations | 41,586 | 23,650 |
| Net cash used in investing, lending and development activities | (1,033,061) | (570,894) |
| | | |
| **FINANCING ACTIVITIES:** | | |
| New borrowings | 4,648,486 | 5,559,980 |
| Repayments on borrowings | (3,857,663) | (4,784,442) |
| Payments of lease liabilities | (8,570) | - |
| Cash from capital subscriptions | 197,592 | 268,351 |
| Net cash provided by financing activities | 979,845 | 1,043,889 |
| | | |
| Effect of exchange rate changes on cash and cash equivalents | 88,159 | 18,910 |
| Increase in cash and cash equivalents | 138,246 | 459,866 |
| Cash and cash equivalents at the beginning of the year | 2,179,642 | 1,719,776 |
| **Cash and cash equivalents at the end of the year** | **2,317,888** | **2,179,642** |
| | | |
| COMPOSED OF: | | |
| Investments maturing within 3 months from acquisition: | | |
| Investments at fair value through profit and loss | 184,964 | 115,900 |
| Cash | 2,132,924 | 2,063,742 |
| **Cash and cash equivalents at the end of the year** | **2,317,888** | **2,179,642** |
| | | |
| SUPPLEMENTARY DISCLOSURE: | | |
| 1. Operational cash flows from interest and dividends: | | |
| Interest paid | (487,037) | (303,527) |
| Interest received | 936,684 | 261,836 |
| Dividend received | 7,107 | 10,566 |
| 2. Movement resulting from exchange rate fluctuations: | | |
| Loans | 21,365 | 147,581 |
| Borrowings | 33,147 | (93,659) |
| Currency swaps | (22,078) | 93,394 |

*The accompanying notes to the financial statements form part of this statement.*

# Notes to the Financial Statements
# Year Ended 31 December 2019

## Note A – Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or custom duties.

## Note B – Summary of significant accounting policies

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

### Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established.

### Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF's Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92 percent. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

### Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2019 and 2018 are reported in Note U_1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

## Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2019, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

## Employee Benefits

### Short term employee benefits:

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

### Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

### Defined Contribution Plans

Under the defined contribution plan, the Bank and its employees pay fixed contributions to an externally administered fund with investment grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in account payable on the balance sheet and are transferred within the shortest possible time frame.

## Defined Benefit Plans

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the Balance sheet in respect of DB is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the DB are recognized in the profit or loss.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

## Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The liability recognized in the Balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

Further details and analysis of the Bank's employee benefits are included in Note Q – Employee Benefits.

## Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

### 1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

### i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

### ii) *Financial Assets at Fair Value through Profit or Loss (FVTPL)*

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

### iii) *Financial Assets at Fair Value through Other Comprehensive Income (FVOCI)*

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

### iv) *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the loss allowances determined under IFRS 9.

## Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

## Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

## Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

### 2) Financial Liabilities

#### i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

#### ii) Financial Liabilities at Fair Value through Profit or Loss (FVTPL)

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, for financial liabilities that are designated as at FVTPL, fair value gains and losses attributable to changes in the Bank's "own credit" risk are recognized in other comprehensive income. Subsequently, these fair value gains and losses attributable to the Bank's 'own credit' risk are not reclassified to profit or loss.

#### iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

## Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2019, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

## Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrates on the use of observable and relevant market data.

## Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

## Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)   *Stage 1: 12-months ECL*

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)  *Stage 2: Lifetime ECL – not credit impaired*

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

### iii) Stage 3: Lifetime ECL – credit impaired

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

### Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note D Risk management.

An exposure will migrate through the ECL stages as asset quality deteriorates. A significant increase in credit risk is considered to have occurred when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans. If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures that have not deteriorated significantly since origination, or where the deterioration remains within the Bank's investment grade criteria, or which are less than 90 days past due, are considered to have a low credit risk.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

### Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

*Financial assets that are not credit-impaired at the reporting date:* as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

*Financial assets that are credit-impaired at the reporting date:* as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

*Undrawn loan commitments:* as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

*Financial guarantee contracts:* as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. For further details on how the Bank calculates ECLs including the use of forward- looking information, refer to the Credit quality of financial assets section in Note D Risk management.

ECLs are recognized using a provision for doubtful debts account in profit and loss.

## Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

## Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

*Level 1:*   Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

*Level 2:*   Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

*Level 3:*   Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety and is based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

*Cash:* The carrying amount approximates the fair value.

*Investments:* Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments

*Borrowings:* The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

*Equity Investments:* The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

*Derivative Financial Instruments:* The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

*Loans:* The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

## Valuation Processes Applied by the Bank
The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed, and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value determined approximates current market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

## Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

## Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2019, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

## Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on Property and equipment is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15–20 years
- Fixtures and fittings: 6–10 years
- Furniture and equipment: 3–7 years
- Motor vehicles: 5 years
- Right of Use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to depreciation are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

## Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

## Leases

### From 1 January 2019

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in Other Accounts Payables.

The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

### Practical expedients applied by the Bank

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

a)   applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

b)   relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at 1 January 2019;

c)   accounting for operating leases with a remaining lease term of less than 12 months as at 1st January 2019 as short-term leases excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application;  and

d)   using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

### Before 1 January 2019

The Bank had several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership were effectively retained by the lessor. Payments made under operating leases were charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease were also recognized on a straight-line basis over the lease term. When an operating lease was terminated before the lease period had expired, any payment required to be made to the lessor by way of penalty was recognized as an expense in the period in which the termination took place.

## Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income.

## Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

## Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

## Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

### 1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

*Fair Value through Profit and Loss* – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

*Amortized Cost and Embedded Derivatives* – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

*Consolidation* – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

*Impairment losses on financial assets* – The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

i) The Bank's internal credit grading model, which assigns PDs to the individual grades

ii) The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or life time ECL basis and the applicable qualitative assessment

iii) Development of ECL models, including the various formulas and the choice of inputs

iv) Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on PDs, EADs and LGDs

v) Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

*2) Significant Estimates*

The Bank also uses estimates for its financial statements in the following circumstances:

*Fair Value of Financial Instruments* – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

*Post-employment Benefits* – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

## Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

## COVID-19

The World Health Organization declared the outbreak of COVID-19 – a pneumonia-like disease affecting people worldwide – a global pandemic on 11th March 2020. Currently, there are relatively few cases in Africa, the primary area of the Bank's business operations. However, due to its likely negative impact on commodity prices, financial markets, projected GDP growth, etc., this outbreak is expected to affect the global economy and markets.

As of 31st December 2019, the outbreak had no direct effect on the financial position of the Bank. However, because of its potential impact on the volatility of the fair value of certain financial assets and financial liabilities, the outbreak may affect the Bank's 2020 financial results.

For now, it is not easy to determine the effect of the outbreak on the Bank's 2020 operations and financial results. The Bank continues to monitor the impact of the pandemic on its operations and financial results while ensuring the well-being and safety of its customers and other stakeholders.

## Reclassification and Restatement

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

# Note C – The effect of new and revised international financial reporting standards

## IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 "Leases" replaces IAS 17 along with three Interpretations (IFRIC 4 'Determining whether an Arrangement contains a Lease', SIC 15 'Operating Leases-Incentives' and SIC 27 'Evaluating the Substance of Transactions in the Legal Form of a Lease '.

The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting its obligation to make future lease payments and a "Right-of-Use (RoU) asset" reflecting its right to use the underlying leased asset, for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

The Bank has adopted IFRS 16 Leases from 1st January 2019 using the Modified retrospective approach but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The adoption of this new Standard has resulted in the Bank recognizing a right-of-use asset and related lease liability in connection with all former operating leases except for those identified as low-value at the date of initial application. The Bank has elected to account for short-term leases and leases of low-value assets using the practical expedients, see Note B.

The Bank has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

On the transition to IFRS 16, the Bank measured the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate of 2.06 percent and recognized the right of use assets on its balance sheet.

The RoU assets were included in the Property and equipment and intangible assets and the lease liabilities are included in the Other Accounts Payable. The depreciation charge of the RoU assets is included in the depreciation expense while the interest expense on the lease liability is included as part of Interest expense.

The table below summarizes the effect of IFRS 16 (which is not material) on the Bank's financial position and financial performance:

(UA thousands)

|  | Right of use asset | Lease liabilities |
|---|---|---|
| **As at 1 January 2019** | **15,523** | **14,868** |
| Additions | 1,039 | 1,039 |
| Depreciation expenses | (8,883) | - |
| Accrued Interest | - | 41 |
| Interest expenses | - | 211 |
| Payments | - | (8,570) |
| **As at 31 December 2019** | **7,679** | **7,589** |

## Note D – Risk management policies and procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

### Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance (45 percent each).

### Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

## Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations to the Bank. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received or other credit enhancements for 2019 and 2018 is as follows:

(UA thousands)

| Assets | 2019 | 2018 |
|---|---|---|
| Cash | 2,132,924 | 2,063,742 |
| Demand obligations | 3,803 | 3,801 |
| Treasury investments at amortized cost | 4,824,157 | 4,756,718 |
| Treasury investments at fair value | 5,498,533 | 5,722,293 |
| Derivative assets | 1,071,399 | 655,432 |
| Non-negotiable instruments on account of capital | - | 24 |
| Accrued income and charges receivable on loans | 679,835 | 628,767 |
| Other accounts receivable | 318,428 | 342,286 |
| Loans | 19,821,190 | 18,891,534 |
| Equity participations | 1,001,323 | 848,701 |

## 1) Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

## Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 December 2019 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(Amounts in UA thousands)

| Country | N° of active loans | Total Loans* | Unsigned Loan Amounts | Undisbursed Balance | Outstanding Balance | % of Total Outstanding Loans |
|---|---|---|---|---|---|---|
| Algeria | 1 | 728,226 | - | - | 728,226 | 3.59 |
| Angola | 7 | 1,299,045 | - | 495,089 | 803,956 | 3.97 |
| Benin | 3 | 196,378 | - | 196,378 | - | - |
| Botswana | 3 | 721,110 | - | 1,948 | 719,162 | 3.55 |
| Burkina Faso | 3 | 95,301 | 39,502 | 55,798 | - | - |
| Cameroon | 13 | 1,086,211 | 198,725 | 514,036 | 373,451 | 1.84 |
| Cape Verde | 12 | 178,741 | - | 31,028 | 147,712 | 0.73 |
| Congo | 5 | 366,875 | 59,229.00 | 68,808 | 238,838 | 1.18 |
| Côte D'Ivoire | 10 | 898,513 | 90,697.00 | 610,514 | 197,302 | 0.97 |
| Democratic Republic of Congo | 6 | 206,471 | - | - | 206,471 | 1.02 |
| Egypt | 15 | 2,205,856 | 87,387.00 | 124,560 | 1,993,909 | 9.83 |
| Equatorial Guinea | 5 | 107,522 | - | 89,242 | 18,280 | 0.09 |
| Eswatini | 10 | 173,608 | - | 102,253 | 71,355 | 0.35 |
| Ethiopia | 2 | 130,689 | - | 119,010 | 11,679 | 0.06 |
| Gabon | 12 | 958,717 | 75,070.00 | 258,077 | 625,570 | 3.09 |
| Kenya | 11 | 1,071,676 | 216,866 | 670,398 | 184,413 | 0.91 |
| Mauritius | 9 | 391,860 | - | - | 391,860 | 1.93 |
| Morocco | 64 | 4,332,986 | 624,693 | 598,879 | 3,109,414 | 15.34 |
| Namibia | 10 | 902,171 | - | 231,403 | 670,767 | 3.31 |
| Nigeria | 11 | 1,558,575 | 191,057.00 | 384,394 | 983,124 | 4.85 |
| Rwanda | 5 | 389,591 | - | 237,356 | 152,235 | 0.75 |
| Senegal | 12 | 761,100 | 34,874.00 | 508,246 | 217,980 | 1.08 |
| Seychelles | 4 | 43,719 | - | 8,880 | 34,839 | 0.17 |
| Somalia** | 3 | 4,397 | - | - | 4,397 | 0.02 |
| South Africa | 8 | 1,557,270 | - | 209,981 | 1,347,289 | 6.64 |
| Sudan**+ | 4 | 55,244 | - | - | 55,244 | 0.27 |
| Tanzania | 6 | 653,448 | - | 561,663 | 91,785 | 0.45 |
| Tunisia | 41 | 2,808,928 | - | 695,156 | 2,113,772 | 10.42 |
| Uganda | 8 | 621,022 | 327,928 | 206,904 | 86,191 | 0.43 |
| Zambia | 11 | 415,683 | - | 320,227 | 95,455 | 0.47 |
| Zimbabwe** | 12 | 197,962 | - | - | 197,962 | 0.98 |
| Multinational | 2 | 263,707 | 263,707 | - | - | - |
| **Total Public Sector** | **328** | **25,382,602** | **2,209,735** | **7,300,228** | **15,872,639** | **78.28%** |
| **Total Private Sector** | **177** | **6,490,281** | **1,381,768** | **705,021** | **4,403,491** | **21.72%** |
| **Total** | **505** | **31,872,883** | **3,591,503** | **8,005,249** | **20,276,130** | **100.00%** |

*  Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

** Countries in non-accrual status as at 31 December 2019.

+  The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2019, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 739.62 million (2018: UA 344.40 million) of which UA 52.64 million (2018: UA 32.86 million) is related to trade finance as at 31 December 2019

*Exposure Exchange Agreement*

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank (IBRD), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 December 2019, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.23 billion).

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

| | Protection Purchased | | | Protection Sold | | |
|---|---|---|---|---|---|---|
| World Bank | | Inter-American Development Bank | | World Bank | | Inter-American Development Bank |
| Angola | 213.71 | Angola | 85.00 | Albania | 126.00 | Argentina | 750.00 |
| Botswana | 225.00 | Egypt | 720.00 | China | 128.18 | Brazil | 820.00 |
| Gabon | 150.00 | Morocco | 990.00 | India | 450.00 | Ecuador | 303.20 |
| Namibia | 49.00 | Nigeria | 95.00 | Indonesia | 475.32 | Mexico | 800.00 |
| Nigeria | 100.00 | Tunisia | 990.00 | Jordan | 13.00 | Panama | 206.80 |
| South Africa | 850.00 | | | Pakistan | 10.21 | | |
| | | | | Romania | 185.00 | | |
| | | | | Turkey | 200.00 | | |
| TOTAL | 1,587.71 | TOTAL | 2,880.00 | TOTAL | 1,587.71 | TOTAL | 2,880.00 |

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

As of 31 December, 2019 and 2018, no default events have occurred on any exposures covered (either for the counterparties for which protection was purchased or sold) under these Exposure exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

## *Systematic Credit Risk Assessment*

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

| Risk Class | Revised Rating Scale | International Ratings | | Assessment |
|---|---|---|---|---|
| | | S&P – Fitch | Moody's | |
| Very Low Risk | 1+ | A+ and above | A1 and above | Excellent |
| | 1 | A | A2 | |
| | 1- | A- | A3 | |
| | 2+ | BBB+ | Baa1 | Strong |
| | 2 | BBB | Baa2 | |
| | 2- | BBB- | Baa3 | |
| Low Risk | 3+ | BB+ | Ba1 | Good |
| | 3 | BB | Ba2 | |
| | 3- | BB- | Ba3 | |
| Moderate Risk | 4+ | B+ | B1 | Satisfactory |
| | 4 | B | B2 | |
| | 4- | | | |
| | 5+ | B- | B3 | Acceptable |
| | 5 | | | |
| High Risk | 5- | CCC+ | Caa1 | Marginal |
| | 6+ | | | |
| | 6 | CCC | Caa2 | Special attention |
| | 6- | | | |
| Very High Risk | 7 | CCC- | Caa3 | Substandard |
| | 8 | | | |
| | 9 | CC | Ca | Doubtful |
| | 10 | C | C | Loss |

*Portfolio Risk Monitoring*

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.96 at the end of December 2019, compared to 2.81 as of 31 December 2018.

| | Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio | | | | |
|---|---|---|---|---|---|
| | Very Low Risk | Low Risk | Moderate Risk | High Risk | Very High Risk |
| 2019 | 47% | 27% | 22% | 2% | 2% |
| 2018 | 51% | 26% | 20% | 3% | - |
| 2017 | 55% | 23% | 19% | 3% | - |
| 2016 | 59% | 15% | 22% | 4% | - |
| 2015 | 61% | 15% | 19% | 5% | - |

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the IFRS 9 provisioning standards in such portfolio.

To cover potential losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2019, the Bank's public sector loan portfolio used up to 57.00 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at FVOCI and unrealized loss/gain on fair-valued borrowings arising from "own credit". Any shortfall of the stock of provisions to expected losses is deducted. Callable capital is not included in the computation of risk capital.

## 2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.

Since 2006, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.86 at the end of 2019 compared to 3.76 at the end of 2018. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

| | Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio | | | | |
|---|---|---|---|---|---|
| | Very Low Risk | Low Risk | Moderate Risk | High Risk | Very High Risk |
| 2019 | 18% | 22% | 41% | 12% | 7% |
| 2018 | 21% | 22% | 38% | 15% | 4% |
| 2017 | 18% | 23% | 43% | 14% | 2% |
| 2016 | 18% | 23% | 39% | 14% | 6% |
| 2015 | 21% | 24% | 33% | 16% | 6% |

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Policy (Internal Rating Based - (IRB)).

At the end of December 2019, the Bank's non-sovereign portfolio required as risk capital approximately 22.00 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 13.00 percent of the Bank's total on-balance sheet risk capital sources. This is still below the internal limit of 15 percent established by the Board of Governors for equity participations.

### Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit are articulated in the Bank's capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

### The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015 to absorb risk on selected non-sovereign loans issued by the ADB in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a partial credit guarantee instrument.

### Balance Sheet Optimization Initiatives

Since 2018, the Bank has implemented Balance Sheet Optimization (BSO) initiatives aimed at reducing concentration risk on the Bank's loan and guarantee portfolio and increasing lending headroom. This initiative involves the purchase of credit protection on defined sovereign and non-sovereign exposures, through credit insurance and synthetic securitization transactions.

As at 31 December 2019, the Bank had entered into three landmark BSO transactions:

- a EUR 128 million credit insurance on a EUR 470 million Partial Credit Guarantee (PCG) to a sovereign obligor;
- a USD 1 billion involving synthetic securitization of a portfolio of non-sovereign assets which will also benefit from a USD 100 million guarantee from the European Fund for Sustainable Development (EFSD); and
- a USD 500 million credit insurance on its non-sovereign portfolio of financial sector loans.

Under the credit protection purchased, the Bank will be compensated for losses arising from credit default by counterparty in the reference portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record.

As at 31 December 2019, the total notional amount of credit protection purchased was UA 1.19 billion (2018: UA 1.08 billion). In line with the substance, the transactions are accounted for as financial guarantee contracts.

## 3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

| | Maturity | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 6 months | 1 year | 5 years | 10 years | 15 years | 30 years |
| Government | | A/A2 | | | AA-/Aa3 | AAA/Aaa |
| | Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below | | | | | |
| Government agencies and supranational | | A/A2 | | | AA-/Aa3 | AAA/Aaa |
| Banks | A/A2 | | AA-/Aa3 | AAA/Aaa | | |
| Corporations including non-bank financial institutions | A/A2 | | AA-/Aa3 | AAA/Aaa | | |
| Mortgage Backed Securities (MBS)/ Asset Backed Securities (ABS) | AAA | | | | | |
| | Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years. | | | | | |

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

| | Derivatives | | | Credit Risk Profile of Net Exposure | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Notional Amount | Fair Value* | Net Exposure** | AAA | AA+ to AA- | A+ and lower |
| 2019 | 27,837 | 593 | 84 | - | 11% | 89% |
| 2018 | 27,399 | 213 | 52 | - | 16% | 84% |
| 2017 | 12,018 | 198 | 27 | - | 48% | 52% |
| 2016 | 12,607 | 503 | 32 | - | 25% | 75% |
| 2015 | 12,408 | 663 | 68 | - | 70% | 30% |

*Fair value before collateral.*

*** After collateral received in cash or securities.*

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

## Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

| | Gross Amounts of Recognized Financial Assets | Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet | Net Amounts of Financial Assets Presented in the Balance Sheet | Related Amounts not Set Off in the Statement of Financial Position | | Net Amount |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | Financial Instruments | Collateral Received | |
| 2019 | 1,057 | (521) | 536 | - | (576) | (40) |
| 2018 | 390 | (177) | 213 | - | - | 213 |
| 2017 | 402 | (204) | 198 | - | (191) | 7 |
| 2016 | 935 | (432) | 503 | - | (520) | (17) |
| 2015 | 1,362 | (699) | 663 | - | (627) | 36 |

## Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

| | Gross Amounts of Recognized Financial Liabilities | Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet | Net Amounts of Financial Assets Presented in the Balance Sheet | Related Amounts not Set Off in the Statement of Financial Position | | Net Amount |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | Financial Instruments | Cash Collateral Pledged | |
| 2019 | 225 | (29) | 196 | - | - | 196 |
| 2018 | 941 | (384) | 557 | - | - | 557 |
| 2017 | 1,027 | (477) | 550 | - | - | 550 |
| 2016 | 538 | (396) | 142 | - | - | 142 |
| 2015 | 526 | (228) | 298 | - | - | 298 |

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

| | Credit Risk Profile of the Investment Portfolio | | |
|---|---|---|---|
| | AAA | AA+ to AA- | A+ and lower |
| 2019 | 50% | 38% | 12% |
| 2018 | 49% | 41% | 10% |
| 2017 | 53% | 39% | 8% |
| 2016 | 45% | 38% | 17% |
| 2015 | 44% | 45% | 11% |

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risk. At the end of December 2019, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 2.90 percent of the Bank's total risk capital.

## Expected Credit risk

### Definition of default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

### Credit Risk Grades

The Bank allocates each exposure to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

- Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.
- Data from credit reference agencies, press articles, and changes in external credit ratings.

## *Modifications of financial assets and financial liabilities*

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

## Measurement and recognition of ECL

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the original EIR.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrower's extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

- instrument type;
- credit risk grading;
- collateral type;
- date of initial recognition;
- remaining term to maturity;
- industry; and
- geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

## Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of 'investment grade' as per globally understood definition.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

## Incorporation of forward-looking information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and economics functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macro-economic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation and terms of trade in goods and services. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

## Calculation of expected credit losses (ECL)

The Bank calculates ECLs based on three probability-weighted scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

For accounting purposes, the 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the monthly PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of monthly PD over the full remaining life multiplied by the LGD and EAD.

The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

## Amounts arising from ECL

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

## *Impairment of Financial Instruments by Stage*

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2019 and 31 December 2018.

### As at 31 December 2019

(UA thousands)

|  | Stage 1 | Stage 2 | Stage 3 | Total |
|---|---|---|---|---|
| Loan at amortized cost | 139,931 | 65,812 | 249,197 | 454,940 |
| Interest receivables | 7,541 | 3,215 | 311,250 | 322,006 |
| Treasury investments | 194 | - | - | 194 |
| Guarantees | 1,470 | - | - | 1,470 |
| **Total impairment as at 31 December 2019** | **149,136** | **69,027** | **560,447** | **778,610** |

### As at 31 December 2018

(UA thousands)

|  | Stage 1 | Stage 2 | Stage 3 | Total |
|---|---|---|---|---|
| Loan at amortized cost | 154,961 | 58,626 | 178,365 | 391,952 |
| Interest receivables | 8,991 | 2,385 | 279,274 | 290,650 |
| Treasury investments | 213 | - | - | 213 |
| Guarantees | 612 | - | 3 | 615 |
| **Total impairment as at 31 December 2018** | **164,777** | **61,011** | **457,642** | **683,430** |

The tables below present an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio based on stage allocation and business segment as at 31 December 2019 and 31 December 2018.

### As at 31 December 2019

(UA million)

|  | Gross exposure | | | | Impairment allowance | | | |
|---|---|---|---|---|---|---|---|---|
|  | Stage 1 | Stage 2 | Stage 3 | Total | Stage 1 | Stage 2 | Stage 3 | Total |
| Sovereign | 15,520 | 95 | 257 | 15,872 | 103.11 | 30.32 | 97.11 | 230.54 |
| Non-Sovereign | 3,723 | 308 | 347 | 4,378 | 36.83 | 35.49 | 152.08 | 224.40 |
| **Total December 2019** | **19,243** | **403** | **604** | **20,250** | **139.94** | **65.81** | **249.19** | **454.94** |

|  | Coverage ratio (impairment allowance/gross exposure) | | | |
|---|---|---|---|---|
|  | Stage 1 % | Stage 2 % | Stage 3 % | Total % |
| Sovereign | 0.66 | 31.92 | 37.79 | 1.45 |
| Non-Sovereign | 0.99 | 11.53 | 43.83 | 5.13 |
| **Total coverage ratio** | **0.73** | **16.33** | **41.26** | **2.25** |

## As at 31 December 2018
(UA million)

| | Gross exposure | | | | Impairment allowance | | | |
|---|---|---|---|---|---|---|---|---|
| | Stage 1 | Stage 2 | Stage 3 | Total | Stage 1 | Stage 2 | Stage 3 | Total |
| Sovereign | 14,789 | - | 256 | 15,045 | 105.76 | - | 85.24 | 191.00 |
| Non-Sovereign | 3,540 | 422 | 253 | 4,215 | 49.20 | 58.63 | 93.12 | 200.95 |
| **Total December 2018** | **18,329** | **422** | **509** | **19,260** | **154.96** | **58.63** | **178.36** | **391.95** |

| | Coverage ratio (impairment allowance/gross exposure) | | | |
|---|---|---|---|---|
| | Stage 1 % | Stage 2 % | Stage 3 % | Total % |
| Sovereign | 0.72 | - | 33.30 | 1.27 |
| Non-Sovereign | 1.39 | 13.89 | 36.81 | 4.77 |
| **Total coverage ratio** | **0.85** | **13.89** | **35.04** | **2.04** |

An analysis of changes in ECL allowances in relation to the banks financial assets carried at amortized cost were as follow:

(UA million)

| | Stage 1 | Stage 2 | Stage 3 | Total |
|---|---|---|---|---|
| **As at January 2019** | **164,777** | **61,011** | **457,642** | **683,430** |
| New assets originated or purchased | 14,899 | - | - | 14,899 |
| Assets derecognized or repaid | (615) | (441) | (4,328) | (5,384) |
| Transfer from Stage 1 to Stage 2 | (2,768) | 2,768 | - | - |
| Transfer from Stage 2 to Stage 3 | - | (20,482) | 20,482 | - |
| Transfer from Stage 1 to Stage 3 | (1,426) | - | 1,426 | - |
| Transfer from Stage 3 to Stage 1 | 1,348 | - | (1,348) | - |
| Amount written Off | - | - | (18,532) | (18,532) |
| New and increased provision (net of releases) | (27,079) | 26,171 | 105,105 | 104,197 |
| **At 31 December 2019** | **149,136** | **69,027** | **560,447** | **778,610** |

The increase in ECLs was driven by movements between stages (mainly from stage 2 to stage 3) and the increase in impairment rate on loans classified in stage 3 in 2019 compared to 2018.

## Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2019 and 2018 were as follows:

## Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2019
(UA thousands)

| | Carrying Amount | Contractual Cash Flow | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years |
|---|---|---|---|---|---|---|---|---|
| **Financial liabilities with derivatives** | | | | | | | | |
| Derivative liabilities | (392,812) | 504,247 | 28,924 | 229,757 | (7,246) | 153,264 | 57,501 | 42,047 |
| Borrowings at fair value | 25,017,306 | 27,119,976 | 5,124,819 | 4,508,013 | 5,581,009 | 2,467,949 | 2,114,376 | 7,323,810 |
| | **24,624,494** | **27,624,223** | **5,153,743** | **4,737,770** | **5,573,763** | **2,621,213** | **2,171,877** | **7,365,857** |
| | | | | | | | | |
| **Financial liabilities without derivatives** | | | | | | | | |
| Accounts payable | 1,760,081 | 1,760,081 | 1,760,081 | - | - | - | - | - |
| Borrowings at amortized cost | 449,565 | 585,451 | 50,817 | 139,107 | 133,795 | 187,053 | 846 | 73,833 |
| | **2,209,646** | **2,345,532** | **1,810,898** | **139,107** | **133,795** | **187,053** | **846** | **73,833** |
| | | | | | | | | |
| **Total financial liabilities** | **26,834,140** | **29,969,755** | **6,964,641** | **4,876,877** | **5,707,558** | **2,808,266** | **2,172,723** | **7,439,690** |
| | | | | | | | | |
| **Represented by:** | | | | | | | | |
| Derivative liabilities | (392,812) | 504,247 | 28,924 | 229,757 | (7,246) | 153,264 | 57,501 | 42,047 |
| Accounts payable | 1,760,081 | 1,760,081 | 1,760,081 | - | - | - | - | - |
| Borrowings | 25,466,871 | 27,705,427 | 5,175,636 | 4,647,120 | 5,714,804 | 2,655,002 | 2,115,222 | 7,397,643 |

## Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2018
(UA thousands)

| | Carrying Amount | Contractual Cash Flow | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years |
|---|---|---|---|---|---|---|---|---|
| **Financial liabilities with derivatives** | | | | | | | | |
| Derivative liabilities | 396,764 | (883,191) | (129,688) | (45,520) | (90) | (186,757) | 13,085 | (534,221) |
| Borrowings at fair value | 23,389,010 | 26,253,571 | 4,179,131 | 4,268,331 | 4,361,336 | 3,211,302 | 2,384,209 | 7,849,262 |
| | **23,785,774** | **25,370,380** | **4,049,443** | **4,222,811** | **4,361,246** | **3,024,545** | **2,397,294** | **7,315,041** |
| **Financial liabilities without derivatives** | | | | | | | | |
| Accounts payable | 1,550,663 | 1,550,663 | 1,550,663 | - | - | - | - | - |
| Borrowings at amortized cost | 600,849 | 783,893 | 208,602 | 48,172 | 147,497 | 127,661 | 178,181 | 73,780 |
| | **2,151,512** | **2,334,556** | **1,759,265** | **48,172** | **147,497** | **127,661** | **178,181** | **73,780** |
| **Total financial liabilities** | **25,937,286** | **27,704,936** | **5,808,708** | **4,270,983** | **4,508,743** | **3,152,206** | **2,575,475** | **7,388,821** |
| **Represented by:** | | | | | | | | |
| Derivative liabilities | 396,764 | (883,191) | (129,688) | (45,520) | (90) | (186,757) | 13,085 | (534,221) |
| Accounts payable | 1,550,663 | 1,550,663 | 1,550,663 | - | - | - | - | - |
| Borrowings | 23,989,859 | 27,037,464 | 4,387,733 | 4,316,503 | 4,508,833 | 3,338,963 | 2,562,390 | 7,923,042 |

### Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, U.S. Dollars and CFA Francs.

# Net Currency Position at 31 December 2019

(Amounts in UA thousands)

| | Euro | United States Dollar | Japanese Yen | Pound Sterling | Chinese Yuan | Other | Subtotal | Units of Account | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Cash | 402,427 | 2,768 | 133,420 | 20,433 | - | 1,572,357 | 2,131,405 | 1,519 | 2,132,924 |
| Demand obligations | - | - | - | - | - | 3,803 | 3,803 | - | 3,803 |
| Investments measured at fair value [(a)] | 481,737 | 31,426 | 411,258 | 136,518 | 20,681 | 4,452,351 | 5,533,971 | - | 5,533,971 |
| Investments at amortized cost | 1,515,993 | 1,754,533 | 354,038 | 559,824 | 639,575 | - | 4,823,963 | - | 4,823,963 |
| Accounts receivable | 115,931 | 342,653 | 45,971 | 5,668 | (63,209) | 229,244 | 676,258 | 40 | 676,298 |
| Loans | 8,475,713 | 9,614,173 | 105,048 | 883 | - | 1,741,234 | 19,937,051 | - | 19,937,051 |
| Equity participations | 80,592 | 839,501 | - | - | - | 19,470 | 939,563 | 61,760 | 1,001,323 |
| Other assets | - | - | - | - | - | - | - | 98,769 | 98,769 |
| | 11,072,393 | 12,585,054 | 1,049,735 | 723,326 | 597,047 | 8,018,459 | 34,046,014 | 162,088 | 34,208,102 |
| **Liabilities** | | | | | | | | | |
| Accounts payable | (619,020) | 1,292,896 | (416,668) | 68,362 | (1,516,801) | (568,850) | (1,760,081) | - | (1,760,081) |
| Borrowings | (4,614,946) | (12,741,181) | (1,701,641) | (997,032) | (170,645) | (5,241,426) | (25,466,871) | - | (25,466,871) |
| Currency swaps on borrowings and related derivatives [(b)] | (3,615,008) | (2,030,561) | 2,005,709 | 907,617 | 170,720 | 2,954,335 | 392,812 | - | 392,812 |
| | (8,848,974) | (13,478,846) | (112,600) | (21,053) | (1,516,726) | (2,855,941) | (26,834,140) | - | (26,834,140) |
| **Net Currency position of equity as at 31 December 2019** | **2,223,419** | **(893,792)** | **937,135** | **702,273** | **(919,679)** | **5,162,518** | **7,211,874** | **162,088** | **7,373,962** |
| **% of subtotal** | **30.83** | **(12.39)** | **12.99** | **9.74** | **(12.75)** | **71.58** | **100.00** | **-** | **100.00** |
| **SDR composition at 31 December 2019** | **31.29** | **42.13** | **7.89** | **8.16** | **10.53** | **-** | **100.00** | **-** | **100.00** |

| (a) Investments measured at fair value comprise: | |
|---|---|
| Investments measured at fair value | 5,498,533 |
| Derivative assets | 35,438 |
| Derivative liabilities | - |
| Amount per statement of net currency position | 5,533,971 |

| (b) Currency swaps on borrowings comprise: | |
|---|---|
| Derivative assets | 1,035,961 |
| Derivative liabilities | (643,149) |
| Net swaps on borrowings per statement of net currency position | 392,812 |

## Net Currency Position at 31 December 2018
(Amounts in UA thousands)

| | Euro | United States Dollar | Japanese Yen | Pound Sterling | Chinese Yuan | Other | Subtotal | Units of Account | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Cash | 164,534 | 53,551 | 600,584 | 5,138 | - | 1,251,969 | 2,075,776 | (12,034) | 2,063,742 |
| Demand obligations | - | - | - | - | - | 3,801 | 3,801 | - | 3,801 |
| Investments measured at fair value [a] | 873,896 | 4,662,154 | 419 | 105,640 | 976 | 87,116 | 5,730,201 | - | 5,730,201 |
| Investments at amortized cost | 1,412,274 | 1,752,098 | 384,616 | 550,147 | 657,370 | - | 4,756,505 | - | 4,756,505 |
| Non-negotiable instruments on account of capital | - | 24 | - | - | - | - | 24 | - | 24 |
| Accounts receivable | 112,410 | 340,871 | 37,082 | 10,566 | 6,541 | 172,172 | 679,642 | 726 | 680,368 |
| Loans | 7,595,392 | 9,787,241 | (162,068) | 1,302 | | 1,723,085 | 18,944,952 | - | 18,944,952 |
| Equity participations | 72,474 | 694,598 | - | - | - | 19,922 | 786,994 | 61,707 | 848,701 |
| Other assets | - | - | - | - | - | - | - | 94,769 | 94,769 |
| | 10,230,980 | 17,290,537 | 860,633 | 672,793 | 664,887 | 3,258,065 | 32,977,895 | 145,168 | 33,123,063 |
| **Liabilities** | | | | | | | | | |
| Accounts payable | (182,403) | 883,570 | (540,815) | 64,985 | 154,235 | (1,930,235) | (1,550,663) | - | (1,550,663) |
| Borrowings | (3,706,864) | (13,395,604) | (1,585,252) | (450,254) | | (4,851,885) | (23,989,859) | - | (23,989,859) |
| Currency swaps on borrowings and related derivatives [b] | (4,148,968) | (1,176,343) | 1,834,254 | 360,477 | | 2,733,816 | (396,764) | - | (396,764) |
| | (8,038,235) | (13,688,377) | (291,813) | (24,792) | 154,235 | (4,048,304) | (25,937,286) | - | (25,937,286) |
| **Currency position of equity as at 31 December 2018** | **2,192,745** | **3,602,160** | **568,820** | **648,001** | **819,122** | **(790,239)** | **7,040,609** | **145,168** | **7,185,777** |
| **% of subtotal** | **31.14** | **51.16** | **8.08** | **9.20** | **11.63** | **(11.22)** | **100.00** | **-** | **100.00** |
| **SDR composition at 31 December 2018** | **31.86** | **41.90** | **7.72** | **7.85** | **10.68** | **-** | **100.00** | **-** | **100.00** |

| (a) | Investments measured at fair value comprise: | |
|---|---|---|
| | Investments measured at fair value | 5,722,293 |
| | Derivative assets | 8,186 |
| | Derivative liabilities | (278) |
| Amount per statement of net currency position | | 5,730,201 |

| (b) | Currency swaps on borrowings comprise: | |
|---|---|---|
| | Derivative assets | 647,246 |
| | Derivative liabilities | (1,044,010) |
| Net swaps on borrowings per statement of net currency position | | (396,764) |

## Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the U.S. Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in U.S. Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the U.S. Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2019 and 2018, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the U.S. dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

## Sensitivity of the Bank's net Assets to Currency Fluctuations as at 31 December 2019
(Amounts in UA millions)

| | US Dollar | Euro | Japanese Yen | Pound Sterling | Chinese Yuan | Other Currencies | Net Assets | Change in Net Assets Gain/(Loss) | Basis Point Change of Total Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| Net assets resulting from a 10% appreciation against the USD | | | | | | | | | |
| EUR | 3,043.73 | 2,473.33 | 623.36 | 628.62 | 770.64 | 19.35 | 7,559.03 | (4.20) | 6bps |
| GBP | 3,113.60 | 2,300.09 | 637.67 | 707.35 | 788.33 | 19.35 | 7,566.39 | 3.16 | 4bps |
| JPY | 3,114.39 | 2,300.68 | 701.62 | 643.21 | 788.53 | 19.35 | 7,567.77 | 4.55 | 6bps |
| CNY | 3,106.27 | 2,294.68 | 636.17 | 641.53 | 865.12 | 19.35 | 7,563.12 | (0.10) | 0bps |
| Net assets resulting from 10% appreciation from each African currency against the SDR | 3,139.04 | 2,318.88 | 642.88 | 648.30 | 794.77 | 21.28 | 7,565.16 | 1.93 | 6bps |
| | | | | | | | | | |
| Net assets resulting from a 10% depreciation against the USD | | | | | | | | | |
| EUR | 3,231.01 | 2,169.84 | 661.72 | 667.30 | 818.05 | 19.35 | 7,567.28 | 4.05 | 6bps |
| GBP | 3,162.53 | 2,336.24 | 647.69 | 593.78 | 800.72 | 19.35 | 7,560.31 | (2.92) | 4bps |
| JPY | 3,161.79 | 2,335.69 | 588.67 | 653.00 | 800.53 | 19.35 | 7,559.03 | (4.20) | 6bps |
| CNY | 3,169.44 | 2,341.34 | 649.11 | 654.58 | 729.51 | 19.35 | 7,563.32 | 0.10 | 0bps |
| Net assets resulting from a 10% depreciation of each African currency against the SDR | 3,139.04 | 2,318.88 | 642.88 | 648.30 | 794.77 | 17.59 | 7,561.47 | (1.76) | 2bps |
| | | | | | | | | | |
| **Assumptions** | | | | | | | | | |
| Base net assets | 3,139.04 | 2,318.88 | 642.88 | 648.30 | 794.77 | 19.35 | 7,563.23 | - | - |
| Add: Fair valuation effects on borrowings & derivatives | 172.97 | (76.03) | 60.01 | 8.28 | (3.34) | (351.15) | (189.26) | - | - |
| Base net assets (including fair valuation of borrowings and derivatives) | 3,312.01 | 2,242.86 | 702.89 | 656.58 | 791.42 | (331.80) | 7,373.96 | - | - |
| Currency weight | 0.58 | 0.39 | 11.90 | 0.09 | 1.02 | - | - | - | - |
| Base exchange rate | 1.39 | 1.23 | 150.36 | 1.05 | 9.64 | - | - | - | - |

## Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2018

(Amounts in UA millions)

| | US Dollar | Euro | Japanese Yen | Pound Sterling | Chinese Yuan | Other Currencies | Net Assets | Change in Net Assets Gain/(Loss) | Basis Point Change of Total Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| Net assets resulting from a 10% appreciation against the USD | | | | | | | | | |
| EUR | 2,902.99 | 2,452.01 | 528.65 | 598.86 | 764.91 | 27.29 | 7,274.71 | (1.04) | 1bps |
| GBP | 2,972.22 | 2,282.26 | 541.26 | 674.46 | 783.15 | 27.29 | 7,280.64 | 4.90 | 7bps |
| JPY | 2,972.47 | 2,282.46 | 595.43 | 613.20 | 783.22 | 27.29 | 7,274.07 | (1.67) | 2bps |
| CNY | 2,964.03 | 2,275.97 | 539.76 | 611.45 | 859.09 | 27.29 | 7,277.59 | 1.86 | 3bps |
| Net assets resulting from 10% appreciation from each African currency against the SDR | 2,995.54 | 2,300.17 | 545.50 | 617.95 | 789.30 | 30.02 | 7,278.48 | 2.73 | 4bps |
| | | | | | | | | | |
| Net assets resulting from a 10% depreciation against the USD | | | | | | | | | |
| EUR | 3,084.95 | 2,153.47 | 561.78 | 636.40 | 812.86 | 27.29 | 7,276.75 | 1.00 | 1bps |
| GBP | 3,017.05 | 2,316.69 | 549.42 | 565.81 | 794.97 | 27.29 | 7,271.23 | (4.52) | 6bps |
| JPY | 3,016.81 | 2,316.51 | 499.43 | 622.34 | 794.90 | 27.29 | 7,277.30 | 1.55 | 2bps |
| CNY | 3,024.77 | 2,322.61 | 550.83 | 623.98 | 724.55 | 27.29 | 7,274.03 | (1.72) | 2bps |
| Net assets resulting from a 10% depreciation of each African currency against the SDR | 2,995.54 | 2,300.17 | 545.50 | 617.95 | 789.30 | 24.81 | 7,273.27 | (2.48) | 3bps |
| | | | | | | | | | |
| **Assumptions** | | | | | | | | | |
| Base net assets | 2,995.54 | 2,300.17 | 545.50 | 617.95 | 789.30 | 27.29 | 7,275.75 | - | - |
| Add: Fair valuation effects on borrowings & derivatives | 220.40 | (123.71) | 97.25 | - | - | (283.91) | (89.97) | - | - |
| Base net assets ( including fair valuation of borrowings and derivatives) | 3,215.94 | 2,176.46 | 642.75 | 617.95 | 789.30 | (256.62) | 7,185.78 | - | - |
| Currency weight | 0.58 | 0.39 | 11.90 | 0.09 | 1.02 | - | - | - | - |
| Base exchange rate | 1.39 | 1.21 | 153.38 | 1.10 | 9.57 | - | - | - | - |

### Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at 31 December 2019 and 2018 was as follows:

## Interest Rate Risk Position as at 31 December 2019
(UA thousands)

| | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years | Non interest bearing funds | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Cash | 2,132,924 | - | - | - | - | - | - | 2,132,924 |
| Demand obligations | 3,803 | - | - | - | - | - | - | 3,803 |
| Treasury investments [a] | 5,883,046 | 465,860 | 534,840 | 607,440 | 642,080 | 2,179,170 | 45,498 | 10,357,934 |
| Accounts receivable | 676,298 | - | - | - | - | - | - | 676,298 |
| Loans–disbursed and outstanding | 17,502,604 | 374,090 | 356,521 | 289,397 | 390,971 | 1,362,961 | (414) | 20,276,130 |
| Hedged loans-fair value adjustment | - | - | - | - | - | - | 115,861 | 115,861 |
| Accumulated impairment for loan losses | - | - | - | - | - | - | (454,940) | (454,940) |
| Equity participations | - | - | - | - | - | - | 1,001,323 | 1,001,323 |
| Other assets | - | - | - | - | - | - | 98,769 | 98,769 |
| | **26,198,675** | **839,950** | **891,361** | **896,837** | **1,033,051** | **3,542,131** | **806,097** | **34,208,102** |
| **Liabilities** | | | | | | | | |
| Accounts payable | (1,760,081) | - | - | - | - | - | - | (1,760,081) |
| Borrowings [b] | (25,040,624) | (148) | (1,660) | (72,439) | (151,018) | (296) | 192,126 | (25,074,059) |
| Macro-hedge swaps | (20,544) | - | 4,639 | 15,905 | - | - | - | - |
| | **(26,821,249)** | **(148)** | **2,979** | **(56,534)** | **(151,018)** | **(296)** | **192,126** | **(26,834,140)** |
| **Interest rate risk position as at 31 December 2019** | **(622,574)** | **839,802** | **894,340** | **840,303** | **882,033** | **3,541,835** | **998,223** | **7,373,962** |

(a) Treasury investments comprise:

| | |
|---|---|
| Treasury investments | 10,322,496 |
| Derivative assets - investments | 35,438 |
| Derivative liabilities - investments | - |
| Amount per statement of interest rate risk | 10,357,934 |

(b) Borrowings comprise:

| | |
|---|---|
| Borrowings | 25,466,871 |
| Derivative assets - borrowings | (1,035,961) |
| Derivative liabilities - borrowings | 643,149 |
| Net borrowings per statement of interest rate risk | 25,074,059 |

# Interest Rate Risk Position as at 31 December 2018

(UA thousands)

| | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years | Non interest bearing funds | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Cash | 2,063,742 | - | - | - | - | - | - | 2,063,742 |
| Demand obligations | 3,801 | - | - | - | - | - | - | 3,801 |
| Treasury investments [a] | 6,077,582 | 348,840 | 426,550 | 534,420 | 596,530 | 2,463,360 | 39,424 | 10,486,706 |
| Non-negotiable instruments on account of capital | 24 | - | - | - | - | - | - | 24 |
| Accounts receivable | 680,368 | - | - | - | - | - | - | 680,368 |
| Loans – disbursed and outstanding | 16,067,415 | 502,979 | 368,857 | 349,004 | 281,605 | 1,714,156 | (530) | 19,283,486 |
| Hedged loans – fair value adjustment | - | - | - | - | - | - | 53,418 | 53,418 |
| Accumulated impairment for loan losses | - | - | - | - | - | - | (391,952) | (391,952) |
| Equity participations | - | - | - | - | - | - | 848,701 | 848,701 |
| Other assets | - | - | - | - | - | - | 94,769 | 94,769 |
| | 24,892,932 | 851,819 | 795,407 | 883,424 | 878,135 | 4,177,516 | 643,830 | 33,123,063 |
| **Liabilities** | | | | | | | | |
| Accounts payable | (1,550,663) | - | - | - | - | - | - | (1,550,663) |
| Borrowings [b] | (24,185,653) | (141,653) | (210) | (2,240) | (72,029) | (150,464) | 165,626 | (24,386,623) |
| Macro-hedge swaps | (20,111) | - | 4,541 | 15,570 | - | - | - | - |
| | (25,756,427) | (141,653) | 4,331 | 13,330 | (72,029) | (150,464) | 165,626 | (25,937,286) |
| **Interest rate risk position as at 31 December 2018\*** | **(863,495)** | **710,166** | **799,738** | **896,754** | **806,106** | **4,027,052** | **809,456** | **7,185,777** |

*\* Interest rate risk position represents equity.*

| (a) Treasury investments comprise: | |
|---|---|
| Treasury investments | 10,478,798 |
| Derivative assets – investments | 8,186 |
| Derivative liabilities – investments | (278) |
| Amount per statement of interest rate risk | 10,486,706 |

| (b) Borrowings comprise: | |
|---|---|
| Borrowings | 23,989,859 |
| Derivative assets – borrowings | (647,246) |
| Derivative liabilities – borrowings | 1,044,010 |
| Net borrowings per statement of interest rate risk | 24,386,623 |

## Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed-rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard nine-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

## Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2019, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

### Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.10 million and UA 4.96 million as of 31 December 2019 and 2018, respectively.

### Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2019 (2018: 100bps). The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2019 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

| | Upward Parallel Shift | | Downward Parallel Shift | |
|---|---|---|---|---|
| | 2019 Gain/(Loss) | 2018 Gain/(Loss) | 2019 Gain/(Loss) | 2018 Gain/(Loss) |
| Investments at fair value through profit or loss | 792 | (12,265) | (799) | 14,481 |
| Fair-valued borrowings and derivative portfolio | (6,896) | (470,561) | 7,229 | 412,344 |

## Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2019 amounted to UA 22.91 million, compared to prepayments of UA 63.49 million realized in 2018, none of which related to loans committed prior to 1997.

## Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

## Note E – Financial assets and liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2019 and 2018:

### Analysis of Financial Assets and Liabilities by Measurement Basis
(UA thousands)

| 31 December 2019 | Financial Assets and Liabilities through Profit or Loss | | Fair Value through Other Comprehensive Income | Financial Assets and Liabilities at Amortized Cost | Total Carrying Amount | Fair Value |
| --- | --- | --- | --- | --- | --- | --- |
| | Mandatorily at Fair value | Designated at Fair Value | | | | |
| Cash | - | - | - | 2,132,924 | 2,132,924 | 2,132,924 |
| Demand obligations | - | - | - | 3,803 | 3,803 | 3,803 |
| Treasury investments | 5,498,533 | - | - | 4,823,963 | 10,322,496 | 10,463,140 |
| Derivative assets | 1,071,399 | - | - | - | 1,071,399 | 1,071,399 |
| Non-negotiable instruments on account of capital | - | - | - | - | - | - |
| Accounts receivable | - | - | - | 676,298 | 676,298 | 676,298 |
| Loans | 25,696 | - | - | 19,795,494 | 19,821,190 | 19,821,190 |
| Equity participations | - | - | 1,001,323 | - | 1,001,323 | 1,001,323 |
| **Total financial assets** | **6,595,628** | **-** | **1,001,323** | **27,432,482** | **35,029,433** | **35,170,077** |
| | | | | | | |
| Accounts payable | - | - | - | 1,760,081 | 1,760,081 | 1,760,081 |
| Derivative liabilities | 643,149 | - | - | - | 643,149 | 643,149 |
| Borrowings | - | 25,017,306 | - | 449,565 | 25,466,871 | 24,534,897 |
| **Total financial liabilities** | **643,149** | **25,017,306** | **-** | **2,209,646** | **27,870,101** | **26,938,127** |

(UA thousands)

| 31 December 2018 | Financial Assets and Liabilities through Profit or Loss | | Fair Value through Other Comprehensive Income | Financial Assets and Liabilities at Amortized Cost | Total Carrying Amount | Fair Value |
| --- | --- | --- | --- | --- | --- | --- |
| | Mandatorily at Fair value | Designated at Fair Value | | | | |
| Cash | - | - | - | 2,063,742 | 2,063,742 | 2,063,742 |
| Demand obligations | - | - | - | 3,801 | 3,801 | 3,801 |
| Treasury investments | 5,722,293 | - | - | 4,756,505 | 10,478,798 | 10,524,556 |
| Derivative assets | 655,432 | - | - | - | 655,432 | 655,432 |
| Non-negotiable instruments on account of capital | - | - | - | 24 | 24 | 24 |
| Accounts receivable | - | - | - | 680,369 | 680,369 | 680,369 |
| Loans | 23,543 | - | - | 18,867,991 | 18,891,534 | 18,891,534 |
| Equity participations | - | - | 848,701 | - | 848,701 | 848,701 |
| **Total financial assets** | **6,401,268** | **-** | **848,701** | **26,372,432** | **33,622,401** | **33,668,159** |
| | | | | | | |
| Accounts payable | - | - | - | 1,550,663 | 1,550,663 | 1,550,663 |
| Derivative liabilities | 1,044,288 | - | - | - | 1,044,288 | 1,044,288 |
| Borrowings | - | 23,389,010 | - | 600,849 | 23,989,859 | 24,036,680 |
| **Total financial liabilities** | **1,044,288** | **23,389,010** | **-** | **2,151,512** | **26,584,810** | **26,631,631** |

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

| | Quoted prices in active markets for the same instrument | | Valuation techniques for which all significant inputs are based on observable market data | | Valuation techniques for which any significant input is not based on observable market data | | | |
|---|---|---|---|---|---|---|---|---|
| | (Level 1) | | (Level 2) | | (Level 3) | | Total | |
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Treasury investments | 3,532,248 | 3,948,788 | 1,960,038 | 1,765,498 | 6,245 | 8,007 | 5,498,531 | 5,722,293 |
| Derivative assets | 35,133 | 6,340 | 1,000,810 | 643,124 | 35,456 | 5,968 | 1,071,399 | 655,432 |
| Loans | - | - | 25,696 | 23,543 | | - | 25,696 | 23,543 |
| Equity participation | 9,324 | 9,936 | - | - | 991,999 | 838,765 | 1,001,323 | 848,701 |
| **Total financial assets** | **3,576,705** | **3,965,064** | **2,986,544** | **2,432,165** | **1,033,700** | **852,740** | **7,596,949** | **7,249,969** |
| | | | | | | | | |
| Derivative liabilities | - | - | 602,830 | 1,001,541 | 40,319 | 42,747 | 643,149 | 1,044,288 |
| Borrowings | 15,241,290 | 14,748,631 | 8,587,070 | 8,364,354 | 1,188,946 | 276,025 | 25,017,306 | 23,389,010 |
| **Total financial liabilities** | **15,241,290** | **14,748,631** | **9,189,900** | **9,365,895** | **1,229,265** | **318,772** | **25,660,455** | **24,433,298** |

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, U.S. government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However, the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

### Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

## Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

## Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

## Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at 31 December 2019 and 2018 is as follows:

(UA thousands)

| | Investments at Fair Value through Profit and Loss | Investments at Fair Value through Other Comprehensive Income | Derivative Assets | Derivative Liabilities | Borrowings |
|---|---|---|---|---|---|
| **2018** | | | | | |
| Balance at January 1, 2018 | 9,755 | 768,193 | 11,410 | (39,859) | (244,831) |
| Gain/(Losses) recognized in income statement | (1,502) | - | (429) | (12,466) | (1,839) |
| Losses recognized in statement of comprehensive income | | 24,024 | - | - | (21,066) |
| Purchases, issues and settlements (net) | (469) | 73,411 | 510 | 4,194 | - |
| Reclassification | - | - | - | - | (8,287) |
| Translation effects | 223 | (26,862) | 479 | (618) | - |
| Transfer between assets and liabilities | | | (6,002) | 6,002 | - |
| **Balance at 31 December 2018** | **8,007** | **838,766** | **5,968** | **(42,747)** | **(276,023)** |
| | | | | | |
| **2019** | | | | | |
| Balance at January 1, 2018 | 8,007 | 838,766 | 5,968 | (42,747) | (276,023) |
| Gain/(Losses) recognized in income statement | (1,165) | - | (2,127) | (8,370) | 31,550 |
| Gains recognized in statement of comprehensive income | - | 4,500 | - | - | - |
| Purchases, issues and settlements (net) | (639) | 155,473 | 662 | (2,849) | (398,505) |
| Reclassification | - | - | 23,167 | (2,271) | (533,600) |
| Translation effects | 42 | (6,740) | 8,801 | 14,903 | (12,368) |
| Transfer between assets and liabilities | - | - | (1,015) | 1,015 | - |
| **Balance at 31 December 2019** | **6,245** | **991,999** | **35,456** | **(40,319)** | **(1,188,946)** |

## Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

| | Quoted prices in active markets for the same instrument | | Valuation techniques for which all significant inputs are based on observable market data | | Valuation techniques for which any significant input is not based on observable market data | | | |
|---|---|---|---|---|---|---|---|---|
| | (Level 1) | | (Level 2) | | (Level 3) | | Total | |
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Treasury investments | 4,964,608 | 4,802,289 | - | - | - | - | 4,964,608 | 4,802,289 |
| Loans | - | - | - | - | 19,795,494 | 18,891,534 | 19,795,494 | 18,891,534 |
| **Total financial assets** | **4,964,608** | **4,802,289** | **-** | **-** | **19,795,494** | **18,891,534** | **24,760,102** | **23,693,823** |
| | | | | | | | | |
| Borrowings | - | - | 330,729 | 551,214 | 153,793 | 94,045 | 484,522 | 645,259 |
| **Total financial liabilities** | **-** | **-** | **330,729** | **551,214** | **153,793** | **94,045** | **484,522** | **645,259** |

## Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

| Type of Financial Instrument | Valuation Approach | Key Unobservable Input | Inter-relationship between Key Unobservable Inputs and Fair Value Measurement |
|---|---|---|---|
| **Treasury investments**<br>Time deposits<br>Asset-backed securities<br>Government and agency obligations<br>Corporate bonds<br>Financial institutions<br>Supranational | Discounted cash flow<br>Comparable pricing | Credit spread<br>Conditional prepayment rate<br>Constant default rate<br>Expected payments profile following default<br>Loss-given default yield | Increase in rate reduces fair value |
| **Loans**<br>Fixed rate<br>Floating rate | Discounted cash flow | Average cost of capital<br>Probability of default, loss given default | A high probability of default results in lower fair value |
| **Derivative assets** | Options model | Volatility of credit<br>Counterparty credit risk<br>Own credit risk | - |
| **Equity participations** | Net asset value | NA | NA |
| **Derivative liabilities** | Discounted cash flow | Volatility of credit<br>Credit spreads | - |
| **Borrowings** | Consensus pricing | Offered quotes<br>Own credit | - |

## Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

### Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

### Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

### Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

### Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

### Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

### Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

## Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

### Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to almost nil. (2018: almost nil).

### Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the borrowings and derivatives as of 31 December 2019 (2018: 100bps). The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2019 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

| | Upward Parallel Shift | | Downward Parallel Shift | |
|---|---|---|---|---|
| | Gain/(Loss) | | Gain/(Loss) | |
| | 2019 | 2018 | 2019 | 2018 |
| Fair-valued level 3 borrowings and derivative portfolios | (119) | (24,659) | (2,647) | 19,960 |

## Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2019 and 2018 were made up as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Balance at 1 January | 206,001 | 201,048 |
| New transactions | 9,917 | 23,679 |
| Amounts recognized in income statement during the year | (9,412) | (16,463) |
| Translation effects | 1,987 | (2,263) |
| **Balance at 31 December** | **208,493** | **206,001** |

## Note F – Treasury investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2019, the Bank had received collateral with fair value of UA 575.37 million (2018: UA 196.25 million) in connection with swap agreements. This was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other Accounts Payable". There was no collateral held in the form of liquid financial assets and kept in custody by the Bank.

The composition of treasury investments as at 31 December 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Treasury investments at amortized costs | 4,824,157 | 4,756,718 |
| Provision for impairment on investments | (194) | (213) |
| | 4,823,963 | 4,756,505 |
| Treasury investments mandatorily measured at fair value through profit or loss | 5,498,533 | 5,722,293 |
| **Total** | **10,322,496** | **10,478,798** |

## Treasury Investments mandatorily measured at FVTPL

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at 31 December 2019 and 2018 was as follows:

(UA millions)

| | US Dollar | | Euro | | CNY | | Other Currencies | | All Currencies | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Time deposits | 172.11 | 115.90 | - | - | - | - | 12.86 | - | 184.97 | 115.90 |
| Asset-backed securities | 6.24 | 8.00 | - | - | - | - | - | - | 6.24 | 8.00 |
| Government and agency obligations | 2,379.65 | 2,995.19 | 165.81 | 312.32 | 20.68 | - | 516.07 | 79.54 | 3,082.21 | 3,387.05 |
| Corporate bonds | 109.40 | 451.40 | 63.82 | 26.88 | - | - | - | - | 173.22 | 478.28 |
| Financial institutions | 1,507.01 | 835.79 | 249.01 | 433.76 | - | - | 30.80 | 25.10 | 1,786.82 | 1,294.65 |
| Supranational | 242.57 | 250.59 | - | 100.45 | - | 0.97 | 22.50 | 86.40 | 265.07 | 438.41 |
| **Total** | **4,416.98** | **4,656.87** | **478.64** | **873.41** | **20.68** | **0.97** | **582.23** | **191.04** | **5,498.53** | **5,722.29** |

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2019 was UA 5,467.35 million (2018: UA 5,742.47 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended at December 31, 2019 was 3.37 percent (2018: 1.82 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 December 2019 and 2018 was as follows:

(UA millions)

| | 2019 | 2018 |
|---|---|---|
| One year or less | 2,776.10 | 2,556.77 |
| More than one year but less than two years | 2,235.39 | 1,082.94 |
| More than two years but less than three years | 129.06 | 1,292.40 |
| More than three years but less than four years | 351.75 | 523.13 |
| More than four years but less than five years | 0.04 | 259.07 |
| More than five years | 6.19 | 7.98 |
| **Total** | **5,498.53** | **5,722.29** |

## Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 December 2019 and 2018 was as follows:

(UA millions)

| | US Dollar | | Euro | | CNY | | Other Currencies | | All Currencies | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Government and agency obligations | 793.90 | 837.69 | 784.72 | 794.36 | 503.47 | 562.66 | 597.56 | 636.26 | 2,679.65 | 2,830.97 |
| Supranational | 960.63 | 914.40 | 731.29 | 617.94 | 136.20 | 94.58 | 316.39 | 298.83 | 2,144.51 | 1,925.75 |
| **Total** | **1,754.53** | **1,752.09** | **1,516.01** | **1,412.30** | **639.67** | **657.24** | **913.95** | **935.09** | **4,824.16** | **4,756.72** |

The nominal value of treasury investments at amortized cost as at December 31, 2019 is UA 4,778.66 million (2018: UA 4,717.29). The average yield of treasury investments at amortized cost for the year ended December 31, 2019 was 1.89 percent (2018: 1.57 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2019 and 2018 was as follows:

(UA millions)

|  | 2019 | 2018 |
|---|---|---|
| One year or less | 348.86 | 346.03 |
| More than one year but less than two years | 462.14 | 347.49 |
| More than two years but less than three years | 538.37 | 435.18 |
| More than three years but less than four years | 555.51 | 538.79 |
| More than four years but less than five years | 693.43 | 580.08 |
| More than five years | 2,225.85 | 2,509.15 |
| **Total** | **4,824.16** | **4,756.72** |

The fair value of treasury investments at amortized cost as at December 31, 2019 was UA 4,964.02 million (2018: UA 4,802.52 million).

## Note G – Derivative assets and liabilities

The fair value of derivative financial assets and financial liabilities at 31 December 2019 and 2018 were as follows:

(UA thousands)

|  | 2019 | | 2018 | |
|---|---|---|---|---|
|  | Assets | Liabilities | Assets | Liabilities |
| **Borrowings-related:** |  |  |  |  |
| Cross-currency swaps | 737,986 | 472,400 | 557,454 | 783,426 |
| Interest rate swaps | 292,172 | 33,574 | 77,319 | 176,685 |
| Loan swaps | 5,803 | 137,175 | 12,473 | 83,899 |
|  | 1,035,961 | 643,149 | 647,246 | 1,044,010 |
| **Investments-related:** |  |  |  |  |
| Asset swaps | 36 | - | 1,428 | 278 |
| Macro-hedge swaps and others | 35,402 | - | 6,758 | - |
|  | 35,438 | - | 8,186 | 278 |
| **Total** | **1,071,399** | **643,149** | **655,432** | **1,044,288** |

The notional amounts of derivative financial assets and financial liabilities at 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| **Borrowings-related:** | | |
| Cross-currency swaps | 11,334,158 | 10,453,686 |
| Interest rate swaps | 16,827,513 | 16,790,263 |
| Loan swaps | 2,406,492 | 2,514,714 |
| | 30,568,163 | 29,758,663 |
| **Investments-related:** | | |
| Asset swaps | (1,208) | 132,931 |
| Macro-hedge swaps | 20,544 | 20,111 |
| | 19,336 | 153,042 |
| **Total** | **30,587,499** | **29,911,705** |

## Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

## Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2019, the Bank had futures with a notional value of Euro 3,120 million and USD 34,856 million. The carrying value of Euro and U.S. dollars futures was a positive market value of UA 0.98 million (in the money) and UA 17.26 million (in the money) respectively.

## Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2019 there were no open positions with respect to forward exchange transactions.

## Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2019 was a liability of UA 131.88 million. The fair value loss on these loan swaps for the year ended 31 December 2019 was UA 59.17 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 60.04 million. Therefore, the hedge effectiveness recognized in profit or loss was a gain of UA 0.88 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2019, the amortization of fair value adjustment on the hedged risk amounted to UA 3.48 million (2018: UA 3.87 million).

# Note H – Non-negotiable instruments on account of capital

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1. **Regional Members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2. **Non-Regional Members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 December 2019 and 2018, the non-negotiable notes' balances were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Balance at 1 January | 24 | 76 |
| Net movement for the year | (24) | (52) |
| **Balance at 31 December** | **-** | **24** |

## Note I – Loans and guarantees

### Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

**Loan Portfolio:** The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

**Other Loans:** The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2019 and 2018, outstanding loans were as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Outstanding balance of loans - amortized cost | 20,250,434 | 19,259,943 |
| Outstanding balance of loans - fair value | 25,696 | 23,543 |
|  | 20,276,130 | 19,283,486 |
| Less: accumulated provision for impairment | (454,940) | (391,952) |
| **Balance at 31 December** | **19,821,190** | **18,891,534** |

### Fair Value of Loans

At 31 December 2019 and 2018, the carrying values of outstanding loans were as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| **Loans at amortized cost** |  |  |
| Fixed rate loans | 18,665,722 | 17,611,969 |
| Floating rate loans | 1,407,564 | 1,471,931 |
| Variable rate loans | 177,148 | 176,043 |
| Subtotal | 20,250,434 | 19,259,943 |
| **Loans at fair value** | 25,696 | 23,543 |
| Total | 20,276,130 | 19,283,486 |
| Accumulated provision for impairment on loans at amortized cost | (454,940) | (391,952) |
| **Net loans** | **19,821,190** | **18,891,534** |

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

## Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 December 2019 and 2018 was as follows:

(UA millions)

| | 2019 | | | | 2018 |
| Periods | Fixed Rate | Floating Rate | Variable Rate | Total | Total |
|---|---|---|---|---|---|
| One year or less | 1,979.85 | 323.41 | 177.15 | 2,480.40 | 1,603.73 |
| More than one year but less than two years | 1,664.53 | 137.56 | - | 1,802.09 | 1,967.31 |
| More than two years but less than three years | 1,497.92 | 150.96 | - | 1,648.88 | 1,746.02 |
| More than three years but less than four years | 1,449.23 | 156.92 | - | 1,606.15 | 1,591.63 |
| More than four years but less than five years | 1,422.05 | 132.25 | - | 1,554.30 | 1,545.77 |
| More than five years | 10,677.84 | 506.46 | - | 11,184.31 | 10,829.02 |
| **Total** | **18,691.42** | **1,407.56** | **177.15** | **20,276.13** | **19,283.48** |

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans as at 31 December 2019 and 2018 were as follows:

(Amounts in UA millions)

| | | | 2019 | | 2018 | |
|---|---|---|---|---|---|---|
| | | | Amount | % | Amount | % |
| **Fixed Rate:** | Multi-Currency | Euro | 53.56 | | 70.50 | |
| | | Japanese Yen | 106.69 | | 130.01 | |
| | | Pound Sterling | 1.05 | | 1.30 | |
| | | Swiss Franc | 2.28 | | 2.25 | |
| | | US Dollar | 160.34 | | 176.62 | |
| | | | 323.92 | 1.60 | 380.68 | 1.97 |
| | Single Currency | Euro | 4,920.99 | | 4,994.00 | |
| | | South African Rand | 1,301.89 | | 1,299.82 | |
| | | US Dollar | 6,801.55 | | 6,737.83 | |
| | | Others | 24.02 | | 36.94 | |
| | | | 13,048.45 | 64.35 | 13,068.59 | 67.77 |
| | Structured Products | Euro | 3,185.02 | | 2,292.20 | |
| | | US Dollar | 1,790.03 | | 1,579.80 | |
| | | South African Rand | 344.00 | | 314.23 | |
| | | | 5,319.05 | 26.23 | 4,186.23 | 21.71 |
| **Floating Rate:** | Single Currency | Euro | 298.14 | | 252.44 | |
| | | Japanese Yen | 2.72 | | 4.45 | |
| | | South African Rand | 65.50 | | 71.63 | |
| | | US Dollar | 1,041.20 | | 1,143.41 | |
| | | | 1,407.56 | 6.94 | 1,471.93 | 7.63 |
| **Variable Rate:** | Multi-Currency | US Dollar | 138.72 | | 137.93 | |
| | | | 138.72 | 0.68 | 137.93 | 0.72 |
| | Single Currency | Euro | 1.00 | | 6.85 | |
| | | Japanese Yen | 6.73 | | 15.66 | |
| | | Swiss Franc | 15.99 | | 0.98 | |
| | | US Dollar | 14.71 | | 14.63 | |
| | | | 38.43 | 0.20 | 38.12 | 0.20 |
| **Total** | | | **20,276.13** | **100.00** | **19,283.48** | **100.00** |

The weighted average yield on outstanding loans for the year ended 31 December 2019 was 3.61 percent (2018: 3.38 percent).

A comparative summary of the currency composition of outstanding loans at 31 December 2019 and 2018 was as follows:

(Amounts in UA millions)

| | 2019 | | 2018 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| Euro | 8,464.43 | 41.75 | 7,616.00 | 39.49 |
| Japanese Yen | 125.41 | 0.62 | 150.12 | 0.78 |
| Pound Sterling | 1.05 | 0.01 | 1.30 | 0.01 |
| South African Rand | 1,711.38 | 8.44 | 1,685.68 | 8.74 |
| Swiss Franc | 3.28 | 0.02 | 3.23 | 0.02 |
| US Dollar | 9,946.55 | 49.06 | 9,790.21 | 50.77 |
| Others | 24.03 | 0.12 | 36.94 | 0.19 |
| **Total** | **20,276.13** | **100.00** | **19,283.48** | **100.00** |

## Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Accrued income and charges receivable on loans | 679,835 | 628,767 |
| Less: accumulated provision for impairment | (321,965) | (290,685) |
| **Balance at 31 December** | **357,870** | **338,082** |

## Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2019, outstanding loans with an aggregate principal balance of UA 604.48 million (2018: UA 509.63 million), of which UA 283.93 million (2018: UA 284.01 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Outstanding balance on impaired loans | 604,483 | 509,630 |
| Less: accumulated provision for impairment (Stage 3 only) | (249,197) | (178,365) |
| **Net balance on impaired loans** | **355,286** | **331,265** |

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Balance as at 1 January | 391,952 | 184,593 |
| Additional provision on adoption of new IFRS 9 impairment rule | - | 155,791 |
| Adjusted balance as at 1 January | 391,952 | 340,384 |
| Provision for impairment on loan principal for the year (net) | 81,593 | 48,398 |
| Loans written off | (18,532) | - |
| Translation effects | (73) | 3,170 |
| **Balance at 31 December** | **454,940** | **391,952** |

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2019, provision for impairment made on private sector loan amounted to UA 23.45 million (2018: UA 46.79 million). The accumulated provisions on private sector loans at 31 December 2019 amounted to UA 224.40 million (2018: UA 200.95 million). The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Balance at January 1 | 290,650 | 250,326 |
| Additional provision on adoption of new IFRS 9 impairment rule | - | 14,978 |
| Adjusted balance as at 1 January | 290,650 | 265,304 |
| Provision for impairment on loan charges for the year (net) | 31,282 | 28,443 |
| Translation effects | 74 | (3,097) |
| **Balance at 31 December** | **322,006** | **290,650** |

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2019, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of a of UA 3.93 million (2018: UA 8.88 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2019 amounted to UA 20.86 million (2018: UA 16.93 million).

## Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2019, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 52.74 million (2018: UA 16.69 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2019 amounted to UA 739.62 million (2018: UA 344.40 million).

The accumulated expected credit loss (ECL) calculated on the trade finance guarantees issued by the Bank as at 31 December 2019 was UA 1.47 million (2018: UA 0.62 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as Exposure Exchange Agreements (EEAs), covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. In addition to EEAs, as at 31 December 2019, the Bank has entered into three Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note D.

The Bank has purchased credit enhancement facilities from the Private Sector Enhancement Facility (PSF) for some of its non-sovereign loans. As at 31 December 2019, the coverage amounts of non-sovereign loans by PSF amounted to UA 440.73 million (2018: UA 357.22 million).

The total cost of BSO coverage for the year ended 31 December 2019 was UA 23.14 million (2018: 14.09 million).

## Note J – Equity participations

### Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the ADB and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2019 amounted to UA 234.18 million (2018: UA 235.75 million), representing 60.29 percent (2018: 60.95 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2019, the Bank's pro-rata or economic share in ADF was 0.39 percent (2018: 0.41 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund cannot be consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

### Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

The Bank's equity interests at the end of 2019 and 2018 are summarized below:

**(Amounts in UA thousands)**

| Institutions | Year Established | Callable capital | Carrying Value 2019 | 2018 |
|---|---|---|---|---|
| **African Development Fund** | 1972 | | 111,741 | 111,741 |
| Accumulated share of profit/ (loss) | | | (50,033) | (50,133) |
| Share of loss for the year | | | (349) | (295) |
| Impairment for the year | | | 402 | 394 |
| | | - | 61,761 | 61,707 |
| **DIRECT INVESTMENTS** | | | | |
| **Development Finance Institutions** | | | | |
| Africa Prudential plc | 2015 | - | 154 | 145 |
| Africa50 Project Development | 2016 | 7,894 | 4,302 | 3,703 |
| Africa50 Project Finance | 2015 | 18,210 | 53,659 | 17,668 |
| African Export and Import Bank | 1993 | 19,760 | 81,633 | 73,254 |
| African Guarantee Fund | 2011 | 3,642 | 13,678 | 8,280 |
| Afriland Properties plc | 2015 | - | 82 | 85 |
| Central African Development Bank (BDEAC) | 1975 | 2,200 | 2,359 | 2,401 |
| Development Bank of Nigeria | 2018 | | 53,816 | 35,951 |
| East African Development Bank | 1967 | 10,197 | 15,026 | 16,575 |
| Eastern and Southern African Trade and Development Bank | 1985 | 54,775 | 88,767 | 60,200 |
| Great Lakes Development Bank (BDEGL) (*) | 1980 | 1,000 | - | - |
| Shelter Afrique | 1982 | - | 3,940 | 6,794 |
| TCX Investment Company Mauritius Limited | 2007 | 134 | 24,246 | 20,877 |
| United Capital plc | 2015 | - | 357 | 418 |
| West African Development Bank (BOAD) | 1973 | 3,723 | 4,963 | 4,656 |
| | | 121,535 | 346,980 | 251,007 |
| **Commercial Banks** | | | | |
| United Bank for Africa | 1961 | - | 8,731 | 9,288 |
| | | - | 8,731 | 9,288 |
| **Microfinance Institutions** | | | | |
| AB Microfinance Bank Nigeria Limited | 2007 | - | 1,009 | 1,014 |
| Access Bank Liberia Limited | 2008 | - | 979 | 1,071 |
| Access Bank Tanzania Limited | 2007 | - | 446 | 484 |
| Advans Banque Congo | 2008 | - | 739 | 795 |
| MicroCred Côte d'Ivoire S.A. | 2013 | - | 2,047 | 2,083 |
| | | - | 5,220 | 5,447 |
| **Insurance** | | | | |
| Africa Trade Insurance Agency | 2013 | - | 12,228 | 11,562 |
| Africa-Re | 1977 | - | 55,839 | 54,610 |
| Eastern and Southern African Reinsurance Company (ZEP-RE) | 2011 | - | 21,233 | 20,901 |
| | | - | 89,300 | 87,073 |
| **TOTAL DIRECT INVESTMENTS** | | **121,535** | **450,231** | **352,815** |
| | | | | |
| **FUNDS** | | | | |
| Adiwale | 2019 | 9,714 | 312 | - |
| AFIG Fund II LP | 2016 | 6,381 | 8,057 | 5,777 |
| Africa Capital Works Holdings | 2018 | 8,689 | 1,684 | 394 |
| Africa Capitalization Fund | 2010 | 3,596 | 596 | 10,065 |
| Africa Finance Corporation (AFC) | 2019 | - | 36,158 | - |
| Africa Health Fund LLC | 2009 | 3,137 | 5,354 | 5,287 |
| Africa Joint Investment Fund | 2010 | 253 | 6,068 | 6,033 |
| Africa Renewable Energy Fund L.P | 2014 | 188 | 17,743 | 15,969 |
| African Agriculture Fund LLC | 2010 | - | 25,270 | 36,436 |
| African Domestic Bond Fund- | 2018 | - | 2,893 | 2,876 |
| African Infrastructure Investment Fund 2 | 2009 | 1,936 | 20,356 | 25,900 |
| African Infrastructure Investment Fund 2 (AIIF3) | 2019 | 10,341 | 16,195 | - |
| AfricInvest FIVE | 2019 | 6,850 | 5,020 | - |
| AfricInvest Fund II LLC | 2008 | 244 | 3,547 | 4,000 |
| AfricInvest Fund III LLC | 2016 | 2,220 | 13,640 | 13,858 |
| AFS LP | 2018 | 8,143 | 1,354 | 246 |
| Agri-Vie Fund PCC | 2008 | 104 | 3,432 | 4,773 |
| AIF | 2019 | 9,098 | 2,744 | - |
| APIS Growth Fund I Africa LP | 2017 | 5,560 | 8,976 | 2,553 |
| Arch African Renewable Power Fund LP(ARPF) | 2019 | 17,641 | 236 | - |
| Argan Infrastructure Fund | 2010 | 4,144 | 3,420 | 2,749 |
| ARM-HarithInfrastructure Fund | 2015 | 3,488 | 7,528 | 6,325 |
| Atlantic Coast Regional Fund LLC | 2008 | 1,198 | 9,886 | 11,420 |
| Aureos Africa Fund LLC | 2007 | 3,405 | 1,017 | 5,499 |
| BOOST PAF I | 2019 | 4,262 | 1,146 | - |
| Business Partner Internat. South Africa | 2014 | 1,107 | 2,305 | 3,144 |
| Carlyle Sub-Saharan Africa Fund (CSSAF) | 2012 | 112 | 30,177 | 23,473 |
| Catalyst Fund I LLC | 2010 | 4 | 3,085 | 4,632 |
| Catalyst II | 2018 | 5,702 | 3,154 | 3,206 |
| Cauris Croissance II Fund | 2012 | 988 | 2,369 | 2,306 |
| Construction Equity Fund (CEF) | 2019 | 19,538 | 4,105 | - |
| ECP Africa Fund 4 (ECP4) | 2017 | 8,162 | 7,501 | 8,370 |
| ECP Africa Fund II PCC | 2005 | 702 | 14,584 | 17,313 |
| ECP Africa Fund III PCC | 2008 | 151 | 38,593 | 42,321 |
| Eight Miles LLP | 2012 | 2,026 | 12,448 | 13,451 |
| Enko Africa Private Equity Fund | 2014 | 3,376 | 6,400 | 6,311 |
| Evolution Fund II (Mauritius) LP | 2018 | 11,929 | 1,880 | 2,155 |
| Evolution One Fund | 2010 | 64 | 259 | 301 |
| FEI-OGEF LP | 2019 | 4,997 | 2,091 | - |
| Fund for Agricultural Finance in Nigeria (FAFIN) | 2017 | 2,410 | 4,108 | 2,600 |
| GEF Africa Sustainable Forestry Fund | 2011 | 256 | 11,058 | 12,200 |
| GroFin Africa Fund | 2008 | 2,016 | (317) | 935 |
| Helios Investors II (Mauritius) Limited | 2011 | 1,948 | 31,484 | 30,945 |
| I & P Afrique Entrepreneurs | 2012 | 587 | 3,933 | 3,887 |
| Investment Fund for Health in Africa | 2010 | 434 | 4,435 | 6,593 |
| IPDEV II | 2018 | 2,321 | 1,390 | 1,734 |
| KIBO Fund II | 2014 | 648 | 8,370 | 5,511 |
| Kukuza Project Development Company | 2017 | 3,096 | - | - |
| Maghreb Private Equity Fund 3 (MPEF4) | 2019 | 10,386 | 4,917 | - |
| Maghreb Private Equity Fund II (Mauritius) PCC | 2008 | 42 | 5,733 | 5,648 |
| Maghreb Private Equity Fund III (Mauritius) PCC | 2012 | 1,024 | 15,561 | 15,196 |
| Mediterranean Capital Fund III | 2017 | 5,703 | 6,588 | 7,062 |
| Moringa Mauritius Africa | 2016 | 2,591 | 3,950 | 3,036 |
| Pan African Housing Fund (PAHF) | 2013 | 1,216 | 1,732 | 2,954 |
| Pan African Infrastructure Development Fund | 2007 | - | 39,374 | 39,063 |
| Pan African Infrastructure Development Fund II | 2014 | 16,072 | 956 | 771 |
| PHATISA | 2018 | 4,452 | 2,533 | 224 |
| Shore Capital Fund III | 2018 | 7,910 | 1,792 | 731 |
| Tide Africal LP Fund | 2017 | 1,655 | 5,474 | 2,494 |
| VEROD | 2019 | 9,741 | 985 | - |
| West Africa Emerging Market Fund | 2011 | 540 | 3,692 | 5,452 |
| **TOTAL FUNDS** | | **244,498** | **489,331** | **434,179** |
| **TOTAL DIRECT INVESTMENT AND FUNDS** | | **366,033** | **939,562** | **786,994** |
| **GRAND TOTAL** | | **366,033** | **1,001,323** | **848,701** |

\* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.
The cost of equity investments (excluding ADF) carried at fair value at 31 December 2019 amounted to UA 795.84 million (2018: UA 658.40 million).

## Note K – Property, equipment and intangible assets

(UA thousands)

| 2019 | Land | Capital Work in Progress | Building and Improvements | RoU Assets Building and Improvements | Furniture, Fixtures & Fittings | Equipment & Motor Vehicles | Total Property & Equipment | Computer Software | Property, Equipment & Intangible Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Cost:** | | | | | | | | | |
| Balance at 1 January | 480 | 10,958 | 80,984 | 15,523 | 18,731 | 92,019 | 218,695 | 32,114 | 250,809 |
| Transfer | 176 | (1,788) | 1,373 | | - | 239 | - | - | - |
| Additions during the year | 86 | 2,217 | 35 | 1,039 | 629 | 4,754 | 8,760 | 7,453 | 16,213 |
| Disposals during the year | - | - | - | | (86) | (1,473) | (1,559) | - | (1,559) |
| Balance at 31 December | 742 | 11,387 | 82,392 | 16,562 | 19,274 | 95,539 | 225,896 | 39,567 | 265,463 |
| **Accumulated Depreciation:** | | | | | | | | | |
| Balance at 1 January | - | - | 34,219 | - | 15,642 | 64,966 | 114,827 | 26,320 | 141,147 |
| Depreciation during the year | - | - | 5,558 | 8,883 | 1,725 | 7,976 | 24,142 | 3,478 | 27,620 |
| Disposals during the year | - | - | - | | (86) | (1,455) | (1,541) | - | (1,541) |
| Balance at 31 December | - | - | 39,777 | 8,883 | 17,281 | 71,487 | 137,428 | 29,798 | 167,226 |
| **Net Book Value: 31 December 2019** | **742** | **11,387** | **42,615** | **7,679** | **1,993** | **24,052** | **88,468** | **9,769** | **98,237** |

*(Slight differences may occur in totals due to rounding)*

(UA thousands)

| 2018 | Land | Capital Work in Progress | Building and Improvements | Furniture, Fixtures & Fittings | Equipment & Motor Vehicles | Total Property & Equipment | Computer Software | Property, Equipment & Intangible Assets |
|---|---|---|---|---|---|---|---|---|
| **Cost:** | | | | | | | | |
| Balance at 1 January | 480 | 21,852 | 66,738 | 18,313 | 86,398 | 193,781 | 26,571 | 220,352 |
| Transfer | - | (11,196) | 8,291 | - | 2,622 | (283) | 283 | - |
| Additions during the year | - | 302 | 5,955 | 604 | 4,175 | 11,036 | 5,260 | 16,296 |
| Disposals during the year | - | - | - | (186) | (1,176) | (1,362) | - | (1,362) |
| Balance at 31 December | 480 | 10,958 | 80,984 | 18,731 | 92,019 | 203,172 | 32,114 | 235,286 |
| **Accumulated Depreciation:** | | | | | | | | |
| Balance at 1 January | - | - | 28,180 | 13,473 | 58,513 | 100,166 | 24,378 | 124,544 |
| Depreciation during the year | - | - | 6,039 | 2,345 | 7,599 | 15,983 | 1,942 | 17,925 |
| Disposals during the year | - | - | - | (176) | (1,146) | (1,322) | - | (1,322) |
| Balance at 31 December | - | - | 34,219 | 15,642 | 64,966 | 114,827 | 26,320 | 141,147 |
| **Net Book Value: 31 December 2018** | **480** | **10,958** | **46,765** | **3,089** | **27,053** | **88,345** | **5,794** | **94,139** |

*(Slight differences may occur in totals due to rounding)*

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d'Ivoire. However, in 2013, the Government of Côte d'Ivoire agreed to transfer the title to the land to the Bank and the relevant processes to finalize the transfer of title to the Bank are underway and is almost at completion.

Set out below, are the carrying amounts of the Banks right-of-use assets and lease liabilities and the movements during the year:

(UA thousands)

| | Right of use asset | Lease liabilities |
|---|---|---|
| **As at 1 January 2019** | **15,523** | **14,868** |
| Additions | 1,039 | 1,039 |
| Depreciation expenses | (8,883) | - |
| Accrued Interest | - | 41 |
| Interest expenses | - | 211 |
| Payments | - | (8,570) |
| **As at 31 December 2019** | **7,679** | **7,589** |

## Note L – Borrowings

As at 31 December 2019 and 2018, the Bank's borrowings were as follows:

(UA millions)

| | 2019 | 2018 |
|---|---|---|
| Borrowings at fair value | 25,017.31 | 23,389.01 |
| Borrowings at amortized cost | 449.57 | 600.85 |
| **Total** | **25,466.88** | **23,989.86** |

The Bank's borrowings as at 31 December 2019 included subordinated borrowings in the amount of UA 79.33 million (2018: UA 220.15 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 December 2019 was UA 30.24 billion (2018: UA 28.83 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at 31 December 2019 and 2018 was as follows:

## Borrowings and Swaps at 31 December 2019
(Amounts in UA millions)

| Currency | Rate Type | Direct Borrowings | | | | Currency Swap Agreements[a] | | | Interest Rate Swaps | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Carried at Fair Value | Carried at Amortized Cost | Weighted. Average Cost[b] (%) | Weighted Average Maturity (Years) | Amount Payable/ (Receivable) | Wgtd. Average Cost[b] (%) | Average Maturity (Years) | Notional Amount Payable/ (Receivable) | Weighted Average Cost[b] (%) | Average Maturity (Years) |
| **Euro** | Fixed | 4,614.95 | - | 0.47 | 6.80 | - | - | - | - | - | - |
| | | - | - | - | - | (323.55) | 0.89 | 6.34 | (4,108.03) | 0.44 | 6.51 |
| | Adjustable | - | - | - | - | 4,164.67 | 0.38 | 3.28 | 4,108.03 | 0.44 | 6.51 |
| | | - | - | - | - | (121.37) | (0.47) | 4.92 | - | - | - |
| **GBP** | Fixed | 997.03 | - | 0.79 | 1.69 | - | - | - | - | - | - |
| | | - | - | - | - | (664.22) | 0.80 | 1.80 | (332.11) | 0.78 | 1.45 |
| | Adjustable | - | - | - | - | - | - | - | 332.11 | 0.78 | 1.45 |
| | | - | - | - | - | (237.22) | 0.91 | 2.00 | - | - | - |
| **Japanese Yen** | Fixed | 1,133.94 | 135.17 | 0.69 | 17.41 | - | - | - | - | - | - |
| | | - | - | - | - | (1,161.01) | 0.82 | 31.24 | - | - | - |
| | Adjustable | 432.53 | - | 0.33 | 3.82 | 30.41 | (0.75) | 4.97 | 16.56 | (0.47) | 4.66 |
| | | - | - | - | - | (408.56) | 5.45 | 7.59 | (16.56) | 1.67 | 4.66 |
| **US Dollar** | Fixed | 11,754.95 | 224.18 | 2.39 | 2.02 | - | - | - | - | - | - |
| | | - | - | - | - | (542.37) | 3.39 | 2.75 | (11,048.53) | 2.20 | 1.93 |
| | Adjustable | 759.37 | - | 2.18 | 0.82 | 5,675.12 | 1.93 | 9.96 | 11,722.64 | 2.19 | 1.87 |
| | | - | - | - | - | (2,747.73) | 2.01 | 1.82 | (662.03) | 2.24 | 0.82 |
| **Others**[d] | Fixed | 4,732.61 | 12.43 | 3.63 | 4.82 | - | - | - | - | - | - |
| | | - | - | - | - | (4,248.14) | 3.65 | 4.76 | (660.25) | 1.46 | 13.67 |
| | Adjustable | 591.93 | 80.12 | 3.79 | 4.51 | 1,396.67 | 6.71 | 1.39 | 390.44 | 6.59 | 6.32 |
| | | - | - | - | - | (879.99) | 3.16 | 6.05 | - | - | - |
| **Total** | Fixed | 23,233.48 | 371.78 | 2.10 | 4.41 | - | - | - | - | - | - |
| | | - | - | - | - | (6,939.29) | 0.03 | 8.82 | (15,818.59) | 0.02 | 3.61 |
| | Adjustable | 1,783.83 | 80.12 | 3.02 | 3.16 | 11,266.87 | 0.02 | 6.41 | 16,237.67 | 0.02 | 3.15 |
| | | - | - | - | - | (4,394.87) | 0.02 | 3.30 | (676.81) | 0.02 | 0.91 |
| **Principal at face value** | | 25,017.31 | 451.90 | 2.17 | 4.21 | (67.29) | - | - | (257.73) | - | - |
| **Net unamortized premium/Discount** | | - | (2.33) | - | - | (1,223.10) | - | - | 223.70 | - | - |
| | | 25,017.31 | 449.57 | 2.17 | 4.01 | (1,290.39) | - | - | (34.03) | - | - |
| **Fair valuation adjustment** | | - | - | - | - | 1,555.97[c] | - | - | 292.63[c] | - | - |
| **Total** | | **25,017.31** | **449.57** | **2.17** | **4.01** | **265.58** | **-** | **-** | **258.60** | **-** | **-** |

*Supplementary disclosure (direct borrowings):*

*The carrying amount of borrowings at 31 December 2019 was UA 25,017.31 million and the estimated fair value was UA 25,501.83 million.*

*(a) Currency swap agreements include cross-currency interest rate swaps.*

*(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2019.*

*(c) These amounts are included in derivative assets and liabilities on the balance sheet.*

*(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.*

*Slight differences may occur in totals due to rounding.*

# Borrowings and Swaps at 31 December 2018

(Amounts in UA millions)

| Currency | Rate Type | Direct Borrowings | | | | Currency Swap Agreements[a] | | | Interest Rate Swaps | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Carried at Fair Value | Carried at Amortized Cost | Weighted. Average Cost[b] (%) | Weighted Average Maturity (Years) | Amount Payable/ (Receivable) | Wgtd. Average Cost[b] (%) | Average Maturity (Years) | Notional Amount Payable/ (Receivable) | Weighted Average Cost[b] (%) | Average Maturity (Years) |
| **Euro** | Fixed | 3,706.86 | - | 0.41 | 6.96 | 140.54 | 8.71 | 0.67 | | | |
| | | - | - | - | - | (162.68) | 1.35 | 13.07 | (3,522.10) | 0.42 | 6.45 |
| | Adjustable | - | - | - | - | 4,191.31 | (0.37) | 3.80 | 3,522.10 | (0.36) | 6.45 |
| | | - | - | - | - | (123.53) | (0.38) | 5.92 | - | - | - |
| **GBP** | Fixed | 450.25 | - | 0.71 | 2.34 | - | - | - | - | - | - |
| | | - | - | - | - | (136.92) | 0.53 | 2.08 | (319.49) | 0.78 | 2.45 |
| | Adjustable | - | - | - | - | - | - | - | 319.49 | 0.89 | 2.45 |
| | | - | - | - | - | (228.21) | 1.01 | 3.00 | - | - | - |
| **Japanese Yen** | Fixed | 1,063.15 | 132.77 | 0.79 | 17.55 | - | - | - | - | - | - |
| | | - | - | - | - | (1,182.16) | 0.91 | 17.70 | - | - | - |
| | Adjustable | 389.33 | - | 3.64 | 4.01 | 28.86 | (0.71) | 5.93 | 16.22 | (0.42) | 5.67 |
| | | - | - | - | - | (356.49) | 3.58 | 8.54 | (16.22) | 1.88 | 5.67 |
| **US Dollar** | Fixed | 12,461.64 | 366.70 | 2.25 | 2.39 | - | - | - | - | - | - |
| | | - | - | - | - | (1,042.57) | 3.36 | 2.09 | (11,638.98) | 2.03 | 2.38 |
| | Adjustable | 567.61 | - | 2.92 | 1.74 | 4,862.85 | 2.39 | 11.57 | 12,192.82 | 2.53 | 2.35 |
| | | - | - | - | - | (2,485.64) | 1.97 | 2.53 | (568.02) | 2.65 | 1.73 |
| **Others[d]** | Fixed | 4,296.20 | 20.17 | 4.04 | 4.98 | - | - | - | - | - | - |
| | | - | - | - | - | (3,781.71) | 4.06 | 5.35 | (725.45) | 1.38 | 8.47 |
| | Adjustable | 453.97 | 83.96 | 4.12 | 3.79 | 1,425.28 | 7.11 | 1.60 | 540.94 | 3.47 | 3.52 |
| | | - | - | - | - | (953.77) | 2.23 | 4.53 | - | - | - |
| **Total** | Fixed | 21,978.10 | 519.64 | 2.18 | 4.41 | 140.54 | 8.71 | 0.67 | - | - | - |
| | | - | - | - | - | (6,306.04) | 3.20 | 7.25 | (15,886.53) | 1.64 | 3.56 |
| | Adjustable | 1,410.91 | 83.96 | 3.54 | 3.16 | 10,508.30 | 1.92 | 7.10 | 16,272.08 | 1.93 | 3.28 |
| | | - | - | - | - | (4,147.64) | 2.04 | 3.64 | (584.24) | 2.63 | 1.84 |
| Principal at face value | | 23,389.01 | 603.60 | 2.06 | 4.01 | 195.15 | - | - | (198.70) | - | - |
| Net unamortized premium/ Discount | | - | (2.75) | - | - | (1,043.02) | - | - | 233.60 | - | - |
| | | 23,389.01 | 600.85 | 2.06 | 4.01 | (847.87) | - | - | 34.90 | - | - |
| Fair valuation adjustment | | - | - | - | - | 621.90[c] | - | - | (134.27)[c] | - | - |
| **Total** | | **23,389.01** | **600.85** | **2.06** | **4.01** | **(225.97)** | **-** | **-** | **(99.37)** | **-** | **-** |

*Supplementary disclosure (direct borrowings):*

*The carrying amount of borrowings at 31 December 2018 was UA 23,989.86 million and the estimated fair value was UA 24,034.27 million.*

*(a) Currency swap agreements include cross-currency interest rate swaps.*

*(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing   at 31 December 2018.*

*(c) These amounts are included in derivative assets and liabilities on the balance sheet.*

*(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.*

*Slight differences may occur in totals due to rounding.*

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2019 was as follows:

## i) Borrowings Carried at Fair Value

(UA millions)

| Periods | Ordinary | Callable | Total |
|---|---|---|---|
| One year or less | 4,079.17 | 608.21 | 4,687.38 |
| More than one year but less than two years | 4,026.21 | 142.28 | 4,168.49 |
| More than two years but less than three years | 5,353.94 | 12.28 | 5,366.22 |
| More than three years but less than four years | 2,379.36 | 3.54 | 2,382.90 |
| More than four years but less than five years | 2,008.20 | 75.91 | 2,084.11 |
| More than five years | 5,983.97 | 344.24 | 6,328.21 |
| **Total** | **23,830.85** | **1,186.46** | **25,017.31** |

## ii) Borrowings Carried at Amortized Cost

(UA millions)

| Periods | Ordinary | Callable | Total |
|---|---|---|---|
| One year or less | 15.60 | - | 15.60 |
| More than one year but less than two years | 37.62 | 66.27 | 103.89 |
| More than two years but less than three years | 159.70 | - | 159.70 |
| More than three years but less than four years | 0.50 | - | 0.50 |
| More than four years but less than five years | 0.47 | - | 0.47 |
| More than five years | 171.74 | - | 171.74 |
| **Subtotal** | **385.63** | **66.27** | **451.90** |
| Net unamortized premium and discount | (2.33) | - | (2.33) |
| **Total** | **383.30** | **66.27** | **449.57** |

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2018 was as follows:

## i) Borrowings Carried at Fair Value

(UA millions)

| Periods | Ordinary | Callable | Total |
|---|---|---|---|
| One year or less | 3,198.69 | 494.92 | 3,693.61 |
| More than one year but less than two years | 3,721.29 | 120.30 | 3,841.59 |
| More than two years but less than three years | 2,255.53 | 135.84 | 2,391.37 |
| More than three years but less than four years | 5,014.45 | 9.46 | 5,023.91 |
| More than four years but less than five years | 237.22 | 3.47 | 240.69 |
| More than five years | 7,877.11 | 320.73 | 8,197.84 |
| **Total** | **22,304.29** | **1,084.72** | **23,389.01** |

## ii) Borrowings Carried at Amortized Cost

(UA millions)

| Periods | Ordinary | Callable | Total |
|---|---|---|---|
| One year or less | 160.95 | - | 160.95 |
| More than one year but less than two years | 13.18 | - | 13.18 |
| More than two years but less than three years | 47.63 | 64.88 | 112.51 |
| More than three years but less than four years | 96.89 | - | 96.89 |
| More than four years but less than five years | 151.01 | (0.01) | 151.00 |
| More than five years | 69.07 | - | 69.07 |
| **Subtotal** | **538.73** | **64.87** | **603.60** |
| Net unamortized premium and discount | (2.75) | - | (2.75) |
| **Total** | **535.98** | **64.87** | **600.85** |

The fair value of borrowings carried at fair value through profit or loss at 31 December 2019 was UA 25,017.31 million (2018: UA 23,389.01 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2019 was UA 25,170.13 million (2018: UA 24,046.61 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net loss of UA 7.15 million on borrowings, related derivatives and others for the year ended 31 December 2019 (2018: Loss of UA 35.14 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended 31 December 2019 was a loss of UA 14.65 million (2018: a gain of UA 14.85 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2019, the cumulative unrealized fair value losses to date were UA 1,596.50 million (2018 UA 757.01 million).

## Note M – Equity

Equity is composed of capital and reserves. These are further detailed as follows:

### Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

### Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and the entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in the proportion of 6 percent paid-up to 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consisted of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares are to be absorbed by the subscriptions of Canada and Sweden to GCI-VII when they become effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at 31st December 2019, such formalities had not been completed.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million[1] to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created are allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual installments for member countries eligible to receive financing from ADF and eight annual installments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

The Bank's capital as at 31 December 2019 and 2018 was as follows:

**(UA thousands)**

|  | 2019 | 2018 |
|---|---:|---:|
| Capital Authorized (in shares of UA 10 000 each) | 153,191,360 | 66,975,050 |
| Less: Unsubscribed | (87,045,042) | (1,867,142) |
| Subscribed Capital | 66,146,318 | 65,107,908 |
| Less: Callable Capital | (61,195,875) | (60,150,985) |
| Paid-up Capital | 4,950,443 | 4,956,923 |
| Shares to be issued upon payment of future installments | (225,650) | (422,110) |
| Add: Amounts paid in advance | 377 | 467 |
|  | 4,725,170 | 4,535,280 |
| Less: Amounts in arrears | - | (17) |
| **Capital at 31 December** | **4,725,170** | **4,535,263** |

Included in the authorized data for 31 December 2019 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

---

1   *The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland ("Ireland") (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada ("Canada") (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden ("Sweden") (UA 357,000,000) upon the Board of Governor's approval of Resolution B/BG/EXTRA/2019/01*

Subscriptions by member countries and their voting power at 31 December 2019 were as follows:

(Amounts in UA thousands)

| | Member States | Total Shares | % of Total Shares | Amount Paid | Callable Capital | Number of Votes | % of Total Voting Power |
|---|---|---|---|---|---|---|---|
| 1 | Algeria | 277,742 | 4.213 | 210,860 | 2,566,550 | 278,367 | 4.265 |
| 2 | Angola | 76,224 | 1.156 | 49,484 | 712,772 | 76,850 | 1.177 |
| 3 | Benin | 12,574 | 0.191 | 8,216 | 117,532 | 13,199 | 0.202 |
| 4 | Botswana | 69,978 | 1.062 | 66,935 | 632,845 | 70,603 | 1.082 |
| 5 | Burkina Faso | 26,020 | 0.395 | 17,444 | 242,775 | 26,645 | 0.408 |
| 6 | Burundi | 15,526 | 0.236 | 11,294 | 143,966 | 16,151 | 0.247 |
| 7 | Cabo Verde | 4,187 | 0.064 | 3,598 | 38,280 | 4,812 | 0.074 |
| 8 | Cameroon | 70,581 | 1.071 | 45,541 | 660,281 | 71,206 | 1.091 |
| 9 | Central African Republic | 2,730 | 0.041 | 1,900 | 25,412 | 3,199 | 0.049 |
| 10 | Chad | 4,061 | 0.062 | 2,881 | 37,740 | 4,686 | 0.072 |
| 11 | Comoros | 512 | 0.008 | 605 | 4,526 | 1,137 | 0.017 |
| 12 | Congo | 26,322 | 0.399 | 17,747 | 245,490 | 26,947 | 0.413 |
| 13 | Cote d'Ivoire | 243,797 | 3.698 | 168,320 | 2,269,670 | 244,422 | 3.745 |
| 14 | Democratic Republic of Congo | 84,235 | 1.278 | 58,956 | 783,395 | 84,860 | 1.300 |
| 15 | Djibouti | 1,213 | 0.018 | 1,517 | 10,618 | 1,838 | 0.028 |
| 16 | Egypt | 368,090 | 5.584 | 279,145 | 3,401,760 | 368,715 | 5.649 |
| 17 | Equatorial Guinea | 9,588 | 0.145 | 7,969 | 87,917 | 10,213 | 0.156 |
| 18 | Eritrea | 2,003 | 0.030 | 2,506 | 17,522 | 2,628 | 0.040 |
| 19 | Eswatini | 7,388 | 0.112 | 8,350 | 65,530 | 8,013 | 0.123 |
| 20 | Ethiopia | 103,026 | 1.563 | 67,323 | 962,940 | 103,651 | 1.588 |
| 21 | Gabon | 65,385 | 0.992 | 56,236 | 597,628 | 66,010 | 1.011 |
| 22 | Gambia | 9,346 | 0.142 | 6,239 | 87,243 | 9,971 | 0.153 |
| 23 | Ghana | 139,625 | 2.118 | 90,341 | 1,305,881 | 140,250 | 2.149 |
| 24 | Guinea | 26,272 | 0.399 | 17,758 | 244,961 | 26,897 | 0.412 |
| 25 | Guinea Bissau | 1,160 | 0.018 | 870 | 10,740 | 1,785 | 0.027 |
| 26 | Kenya | 92,973 | 1.410 | 61,382 | 868,350 | 93,598 | 1.434 |
| 27 | Lesotho | 3,711 | 0.056 | 4,063 | 33,060 | 4,336 | 0.066 |
| 28 | Liberia | 12,530 | 0.190 | 8,674 | 116,637 | 12,497 | 0.191 |
| 29 | Libya | 151,875 | 2.304 | 134,078 | 1,384,668 | 152,500 | 2.337 |
| 30 | Madagascar | 42,376 | 0.643 | 27,722 | 396,040 | 43,001 | 0.659 |
| 31 | Malawi | 14,841 | 0.225 | 10,695 | 137,720 | 15,466 | 0.237 |
| 32 | Mali | 28,246 | 0.428 | 18,577 | 263,881 | 28,871 | 0.442 |
| 33 | Mauritania | 3,680 | 0.056 | 4,196 | 32,605 | 4,305 | 0.066 |
| 34 | Mauritius | 42,316 | 0.642 | 32,865 | 390,230 | 42,941 | 0.658 |
| 35 | Morocco | 234,965 | 3.564 | 178,650 | 2,171,000 | 235,590 | 3.610 |
| 36 | Mozambique | 40,612 | 0.616 | 26,554 | 379,587 | 41,237 | 0.632 |
| 37 | Namibia | 22,459 | 0.341 | 17,440 | 207,150 | 23,084 | 0.354 |
| 38 | Niger | 14,537 | 0.221 | 10,234 | 135,142 | 15,162 | 0.232 |
| 39 | Nigeria | 610,827 | 9.266 | 472,892 | 5,635,383 | 611,452 | 9.369 |
| 40 | Rwanda | 8,596 | 0.130 | 5,659 | 80,303 | 9,221 | 0.141 |
| 41 | São Tomé & Príncipe | 4,410 | 0.067 | 3,058 | 41,054 | 5,035 | 0.077 |
| 42 | Senegal | 68,260 | 1.035 | 44,370 | 638,241 | 68,885 | 1.055 |
| 43 | Seychelles | 1,837 | 0.028 | 1,871 | 16,499 | 2,462 | 0.038 |
| 44 | Sierra Leone | 17,027 | 0.258 | 11,653 | 158,631 | 17,652 | 0.270 |
| 45 | Somalia | 1,940 | 0.029 | 2,427 | 16,986 | 2,566 | 0.039 |
| 46 | South Africa | 330,749 | 5.017 | 225,893 | 3,081,600 | 331,374 | 5.077 |
| 47 | South Sudan | 21,410 | 0.325 | 1,695 | 212,410 | 22,035 | 0.338 |
| 48 | Sudan | 17,536 | 0.266 | 13,791 | 161,567 | 18,161 | 0.278 |
| 49 | Tanzania | 49,742 | 0.755 | 33,093 | 464,337 | 50,367 | 0.772 |
| 50 | Togo | 10,361 | 0.157 | 8,441 | 95,171 | 10,986 | 0.168 |
| 51 | Tunisia | 91,550 | 1.389 | 71,234 | 844,260 | 92,175 | 1.412 |
| 52 | Uganda | 26,991 | 0.409 | 18,981 | 250,947 | 27,616 | 0.423 |
| 53 | Zambia | 76,568 | 1.162 | 50,821 | 714,835 | 77,193 | 1.183 |
| 54 | Zimbabwe | 113,158 | 1.717 | 78,015 | 1,053,568 | 113,783 | 1.743 |
| | **Total Regionals** | **3,803,668** | **57.701** | **2,781,059** | **35,255,836** | **3,836,606** | **58.784** |

*Slight differences may occur in totals due to rounding*

(Amounts in UA thousands)

| | Member States | Total Shares | % of Total Shares | Amount Paid | Callable Capital | Number of Votes | % of Total Voting Power |
|---|---|---|---|---|---|---|---|
| | **Total Regionals** | **3,803,668** | **57.701** | **2,781,059** | **35,255,836** | **3,836,606** | **58.784** |
| 55 | Argentina | 5,847 | 0.089 | 6,107 | 52,364 | 6,472 | 0.099 |
| 56 | Austria | 29,208 | 0.443 | 21,420 | 270,660 | 29,833 | 0.457 |
| 57 | Belgium | 41,998 | 0.637 | 30,800 | 389,180 | 42,623 | 0.653 |
| 58 | Brazil | 21,791 | 0.331 | 16,970 | 200,936 | 22,416 | 0.343 |
| 59 | Canada | 330,153 | 5.008 | 183,391 | 3,118,140 | 251,778 | 3.858 |
| 60 | China | 79,159 | 1.201 | 56,665 | 734,930 | 79,784 | 1.222 |
| 61 | Denmark | 76,627 | 1.162 | 55,895 | 710,380 | 77,252 | 1.184 |
| 62 | Finland | 31,976 | 0.485 | 23,450 | 296,310 | 32,601 | 0.500 |
| 63 | France | 245,672 | 3.727 | 180,160 | 2,276,560 | 246,297 | 3.774 |
| 64 | Germany | 271,992 | 4.126 | 199,160 | 2,520,760 | 272,617 | 4.177 |
| 65 | India | 18,796 | 0.285 | 13,120 | 174,840 | 19,421 | 0.298 |
| 66 | Italy | 158,754 | 2.408 | 116,370 | 1,471,170 | 159,379 | 2.442 |
| 67 | Japan | 359,265 | 5.450 | 263,470 | 3,329,180 | 359,890 | 5.514 |
| 68 | Korea | 31,459 | 0.477 | 22,530 | 292,060 | 32,084 | 0.492 |
| 69 | Kuwait | 29,208 | 0.443 | 21,420 | 270,660 | 29,833 | 0.457 |
| 70 | Luxembourg | 13,316 | 0.202 | 6,043 | 127,130 | 13,941 | 0.214 |
| 71 | Netherlands | 57,744 | 0.876 | 41,555 | 535,900 | 58,369 | 0.894 |
| 72 | Norway | 77,067 | 1.169 | 56,075 | 714,600 | 77,692 | 1.190 |
| 73 | Portugal | 15,736 | 0.239 | 11,620 | 145,740 | 16,361 | 0.251 |
| 74 | Saudi Arabia | 12,674 | 0.192 | 9,300 | 117,440 | 13,299 | 0.204 |
| 75 | Spain | 69,307 | 1.051 | 49,630 | 643,440 | 69,932 | 1.071 |
| 76 | Sweden | 138,487 | 2.101 | 74,952 | 1,309,920 | 103,412 | 1.584 |
| 77 | Switzerland | 95,930 | 1.455 | 70,350 | 888,950 | 96,555 | 1.479 |
| 78 | Turkey | 25,424 | 0.386 | 10,356 | 243,890 | 26,049 | 0.399 |
| 79 | U.K. | 117,375 | 1.781 | 85,077 | 1,088,680 | 118,000 | 1.808 |
| 80 | U.S.A. | 433,444 | 6.575 | 318,225 | 4,016,219 | 434,069 | 6.651 |
| | **Total Non-Regionals** | **2,788,409** | **42.299** | **1,944,111** | **25,940,039** | **2,689,959** | **41.216** |
| | **Grand Total** | **6,592,077** | **100.000** | **4,725,170** | **61,195,875** | **6,526,565** | **100.000** |

*The subscription position including the distribution of voting rights at 31 December 2019 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.*

*Slight differences may occur in totals due to rounding.*

## Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in U.S. Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the U.S. Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2019 and 2018, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Balance at 1 January | 156,135 | 158,035 |
| Net conversion gains on new subscriptions | (7,686) | (1,900) |
| **Balance at 31 December** | **148,449** | **156,135** |

## Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income, gains/losses on fair-valued borrowings arising from "own credit" and re-measurements of defined liability.

## Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2019 and 2018 were as follows:

**(UA thousands)**

| | |
|---|---:|
| Balance at January 1, 2018 | 2,995,114 |
| Net income for the current year | 41,682 |
| **Balance at 31 December 2018** | **3,036,796** |
| | |
| Balance at January 1, 2019 | 3,036,796 |
| Net income for the current year | 52,170 |
| **Balance at 31 December 2019** | **3,088,966** |

## Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2019 and 2018, the allocable income was as follows:

**(UA thousands)**

| | 2019 | 2018 |
|---|---:|---:|
| Income before Board of Governors' approved distribution | 126,170 | 124,682 |
| Unrealized losses on borrowings and derivatives | 7,150 | 35,143 |
| Translation gains | (8,132) | (6,405) |
| Unrealized losses on macro hedge swaps | 159 | 100 |
| **Allocable income** | **125,347** | **153,520** |

During the year, the Board of Governors approved the distribution of UA 74.00 million (2018: UA 83.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2019 and 2018 is as follows:

(UA thousands)

| | |
|---|---:|
| Balance at 1 January 2018 | 13,442 |
| Allocation from 2017 net income | 18,000 |
| Distribution to MIC Technical Assistance Fund | (10,000) |
| Distribution to Special Relief Fund | (6,000) |
| **Balance at December 31, 2018** | **15,442** |
| | |
| Balance at 1 January 2019 | 15,442 |
| Allocation from 2018 net income | 1,520 |
| Distribution to MIC Technical Assistance Fund | (3,000) |
| Distribution to Special Relief Fund | (6,000) |
| Distribution to the NEPAD | (3,000) |
| **Balance at December 31, 2019** | **4,962** |

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---:|---:|
| African Development Fund (ADF) | 35,000 | 35,000 |
| Post Conflict Assistance - DRC | 27,000 | 32,000 |
| Special Relief Fund | 3,000 | 6,000 |
| MIC Technical Assistance Fund | 6,000 | 10,000 |
| NEPAD | 3,000 | - |
| **Total** | **74,000** | **83,000** |

## Note N – Income from loans and investments and related derivatives

### Income from Loans and related derivatives

Income from loans and related derivatives for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---:|---:|
| Interest income on loans not impaired | 631,472 | 518,707 |
| Interest income on impaired loans | 44,466 | 101,937 |
| Interest on loan swaps | (32,240) | (36,714) |
| Commitment charges | 28,847 | 25,814 |
| Trade finance guarantee fees | 509 | 966 |
| Statutory commission | 282 | 275 |
| Sub-total | 673,336 | 610,985 |
| (Charges)/Income on finance guarantee contracts | (23,138) | (14,094) |
| **Total** | **650,198** | **596,891** |

### Income from Investments and Related Derivatives

Income from investments and related derivatives for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---:|---:|
| Interest income | 250,417 | 249,722 |
| Realized fair value gains/(losses) on investments | 9,681 | (14,966) |
| Unrealized fair value gains on investments | 3,097 | 5.315 |
| **Total** | **263,195** | **240,071** |

Total interest income on investments at amortized cost for the year ended 31 December 2019 was UA 94.45 million (2018: UA 96.45 million).

## Note O – Borrowing expenses

### Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---:|---:|
| Charges to bond issuers | 523,290 | 490,014 |
| Amortization of issuance costs | 557 | (64) |
| Interest on operating lease | 212 | - |
| **Total** | **524,059** | **489,950** |

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2019 was UA 36.63 million (2018: UA 27.80 million).

### Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---:|---:|
| Interest on derivatives payable | 569,960 | 488,049 |
| Interest on derivatives receivable | (617,905) | (544,931) |
| **Total** | **(47,945)** | **(56,882)** |

### Gains/losses on Borrowings, Related Derivatives and Others:

Gains/losses on borrowings, related derivatives and others for year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---:|---:|
| Losses borrowings, related derivatives and others | (7,150) | (35,143) |

The Losses on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 0.88 million, representing hedge effectiveness and UA 3.48 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2019 amounted to UA 18.79 million (2018: UA 13.75 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2019 was UA 5.74 million (2018: gain UA 29.02 million).

## Note P – Administrative expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Manpower expenses | 335,774 | 317,452 |
| Other general expenses | 78,564 | 84,709 |
| **Total** | **414,338** | **402,161** |
| Reimbursable by ADF | (234,179) | (235,746) |
| Reimbursable by NTF | (821) | (703) |
| **Net** | **179,338** | **165,712** |

*\* Share of ADB manpower expenses amount - UA 158.24 million (2018: UA 127.21 million)*

Included in general administrative expenses is an amount of UA 1.28 million (2018: UA 9.64 million) incurred under operating lease agreements for offices in Côte d'Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low-value not recognized as liabilities. The payments in relation to these are recognized as an expense in profit or loss.

## Note Q – Employee benefits

### Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of six months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new participants from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

## The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the SRP, introducing the hybrid scheme, an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan's long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

As at 31 December 2019, none of the participants employed in the service of the Bank before the effective has elected to join the hybrid scheme and there are no indications that this position will change before the option to migrate to the hybrid scheme lapse by 30 June 2020.

The features of the hybrid scheme are stated below:

- Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.
- The Bank's median salary will be used as the cap and will be reset every three years.
- Contributions will be split between the DB and the DC at the median salary cap as follows;

    a) Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and

    b) Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.

- Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.
- Funds in the DC component will be invested by external fund managers for each participant's account and related management fees will be deducted directly from each participant's account.
- The DB benefits will remain under the administration of the Staff Retirement Plan.

## Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan. The following table summarizes the employee benefit liabilities on the balance sheet relating MBP as at December 31, 2019.

The following table summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at December 31, 2019.

(UA millions)

| | Staff Retirement Plan | | Medical Benefit Plan | | Total | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Balance at January 1 | 283.24 | 216.36 | 165.06 | 159.96 | 448.30 | 376.32 |
| Employee Benefit Liability for the year | 16.69 | 66.88 | 74.13 | 5.10 | 90.82 | 71.98 |
| **Liability on balance sheet at 31 December** | **299.93** | **283.24** | **239.19** | **165.06** | **539.12** | **448.30** |

For the DC component of the hybrid plan, the amount recognized in the income statement from the effective date (1 July 2019) was UA 0.07 million. This amount is included in Other Accounts Payable.

The pension and post-employment medical benefit expenses for 2019 and 2018 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

| | Staff Retirement Plan | | Medical Benefit Plan | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Current service cost – gross | 66.06 | 59.73 | 19.21 | 14.01 |
| Less: employee contributions | (12.53) | (11.25) | (3.94) | (3.74) |
| Net current service cost | 53.53 | 48.48 | 15.27 | 10.27 |
| Interest cost | 28.91 | 27.25 | 5.47 | 4.84 |
| Expected return on plan assets | (21.11) | (21.46) | - | - |
| **Expense for the year** | **61.33** | **54.27** | **20.74** | **15.11** |

At 31 December 2019, the Bank had a liability to the SRP amounting to UA 299.93 million (2018: UA 283.24 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 239.19 million (2018: UA 165.05 million).

At 31 December 2019 and 2018 the determination of these liabilities is set out below:

(UA millions)

| | Staff Retirement Plan | | Medical Benefit Plan | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| **Fair value of plan assets:** | | | | |
| Market value of plan assets at beginning of year | 711.03 | 736.17 | 61.61 | 53.77 |
| Actual return on assets | 128.82 | (33.00) | 0.69 | 0.78 |
| Employer's contribution | 25.05 | 22.50 | 7.88 | 7.48 |
| Plan participants' contribution during the year | 12.53 | 11.25 | 3.94 | 3.74 |
| Benefits paid | (28.31) | (25.89) | (4.09) | (4.16) |
| Market value of plan assets at end of year | **849.12** | **711.03** | **70.03** | **61.61** |
| | | | | |
| **Present value of defined benefit obligation:** | | | | |
| Benefit obligation at beginning of year | 994.27 | 952.53 | 226.67 | 213.73 |
| Current service cost | 53.53 | 48.49 | 15.27 | 10.27 |
| Employee contributions | 12.53 | 11.25 | 3.94 | 3.74 |
| Interest cost | 28.91 | 27.25 | 7.49 | 6.51 |
| Actual gain/(loss) | 88.12 | (19.36) | 59.94 | (3.42) (3.42) |
| Benefits paid | (28.31) | (25.89) | (4.09) | (4.16) |
| Benefit obligation at end of year | **1,149.05** | **994.27** | **309.22** | **226.67** |
| | | | | |
| **Funded status:** | | | | |
| Liability recognized on the balance sheet at 31 December, representing excess of benefit over plan asset | **(299.93)** | **(283.24)** | **(239.19)** | **(165.05)** |

There were no unrecognized past service costs at 31 December 2019 and 2018. At 31 December 2019, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 333.76 million (2018: losses of UA 353.35 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 102.51 million (2018: losses of UA 41.23 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

| | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| **Staff Retirement Plan:** | | | | | |
| Fair value of Plan assets | 849.12 | 711.03 | 736.17 | 604.60 | 550.50 |
| Present value of defined benefit obligation | (1,149.05) | (994.27) | (952.53) | (886.64) | (679.40) |
| **Deficit funding** | **(299.93)** | **(283.24)** | **(216.36)** | **(282.04)** | **(128.90)** |
| | | | | | |
| Experience adjustments on plan assets | 87.80 | (19.90) | 34.56 | 3.74 | (23.97) |
| Experience adjustments on plan liabilities | (421.56) | (333.45) | (352.80) | (338.96) | (175.29) |
| **Net** | **(333.76)** | **(353.35)** | **(318.24)** | **(335.22)** | **(199.26)** |

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

| | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| **Medical Benefit Plan:** | | | | | |
| Fair value of Plan assets | 70.03 | 61.61 | 53.77 | 45.54 | 39.13 |
| Present value of defined benefit obligation | (309.22) | (226.67) | (213.73) | (238.65) | (184.77) |
| **Deficit funding** | **(239.19)** | **(165.06)** | **(159.96)** | **(193.11)** | **(145.64)** |
| | | | | | |
| Experience adjustments on plan assets | (9.58) | (8.24) | (7.35) | (6.49) | (5.01) |
| Experience adjustments on plan liabilities | (92.93) | (32.99) | (36.40) | (82.11) | (45.09) |
| **Net** | **(102.51)** | **(41.23)** | **(43.75)** | **(88.60)** | **(50.10)** |

Assumptions used in the latest available actuarial valuations at 31 December 2019 and 2018 were as follows:

(Percentages)

| | Staff Retirement Plan | | Medical Benefit Plan | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Discount rate | 2.15 | 2.95 | 2.35 | 3.10 |
| Rate of salary increase | 3.60 | 4.00 | 4.00 | 4.00 |
| Future pension increase | 2.00 | 2.20 | - | - |
| Health care cost growth rate | - | - | 5.25 | 5.25 |

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average estimated duration of SRP and MBP is 16.0 years and 22.8 years, respectively.

The following table shows projected benefit cash flow outgo:

(UA millions)

| | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 to 2028 |
|---|---|---|---|---|---|---|
| Cash flow from MBP | 4.84 | 5.13 | 5.45 | 5.78 | - | 34.65 |
| Cash flow from SRP | 38.56 | 38.18 | 40.13 | 42.61 | 45.12 | 243.47 |

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate for the MBP:

(UA thousands)

| | 1% Increase | | 1% Decrease | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Effect on total service and interest cost | 8,381 | 6,800 | (6,136) | (4,870) |
| Effect on post-retirement benefit obligation | 94,858 | 66,793 | (71,955) | (51,086) |

The following table shows the effect of a one percent point change in the discount rate for the SRP:

(UA thousands)

| | 1% Increase | | 1% Decrease | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Effect on total service and interest cost | 14,782 | 12,436 | (20,350) | (16,960) |
| Effect on post-retirement benefit obligation | 180,653 | 151,865 | (236,641) | (197,474) |

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2019 and 2018 for the Staff Retirement Plan:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Debt securities | 386,738 | 341,440 |
| Equity securities | 320,770 | 254,302 |
| Property | 118,982 | 101,287 |
| **Total** | **826,490** | **697,029** |

At 31 December 2019 and 2018, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2020, are UA 71.39 million and UA 29 million, respectively.

## Note R – Related parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2019 and 2018 are disclosed in Note U-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2019 amounted to UA 5.84 million (2018: UA 3.97 million)

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note Q.

## Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the year end 31 December 2019, and 2018 was made up as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Salaries | 30,936 | 28,208 |
| Termination and other benefits | 7,459 | 9,461 |
| Contribution to retirement and medical plan | 6,731 | 6,095 |
| **Total** | **45,126** | **43,764** |

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At 31 December 2019, outstanding balances on loans and advances to management staff amounted to UA 6.97 million (2018: UA 8.13 million).

## Note S – Segment reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended 31 December 2019 and 2018 is detailed as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| **Interest income from loans** | | |
| Fixed rate loans | 585,880 | 534,450 |
| Variable rate loans | 13,601 | 13,251 |
| Floating rate loans | 76,457 | 72,943 |
| | 675,938 | 620,644 |
| Commitment charges and commissions | 6,500 | 12,961 |
| Interest on loan swaps | (32,240) | (36,714) |
| **Total income from loans** | **650,198** | **596,891** |
| Income from investments | 263,195 | 240,071 |
| Income from other debt securities | 3 | 41 |
| Other income | 16,603 | 17,469 |
| **Total external revenue** | **929,999** | **854,472** |

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 270.96 million for the year ended 31 December 2019 (2018: UA 202.50 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2019 and 2018 is detailed as follows:

(UA thousands)

| | Central Africa | Eastern Africa | Northern Africa | Southern Africa | Western Africa | Multinational | Total |
|---|---|---|---|---|---|---|---|
| **2019** | | | | | | | |
| Income from sovereign loans | 29,579 | 16,799 | 110,669 | 196,924 | 37,408 | 273 | 391,653 |
| Income from non-sovereign loans | 6,870 | 35,779 | 20,450 | 81,721 | 80,145 | 33,580 | 258,545 |
| | **36,449** | **52,578** | **131,119** | **278,645** | **117,553** | **33,853** | **650,198** |
| | | | | | | | |
| **2018** | | | | | | | |
| Income from sovereign loans | 33,270 | 9,485 | 96,827 | 183,592 | 28,692 | 51 | 351,917 |
| Income from non-sovereign loans | 4,653 | 32,698 | 19,215 | 71,195 | 79,524 | 37,689 | 244,974 |
| | **37,923** | **42,183** | **116,042** | **254,787** | **108,216** | **37,740** | **596,891** |

As of 31 December 2019, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

## Note T – Approval of financial statements

On March 31, 2020, the Board of Directors authorized these financial statements for issue to the Board of Governors. Due to the COVID-19 Pandemic, the financial statements are expected to be approved by the Board of Governors by postal ballot.

## Note U – Supplementary disclosures

### Note U – 1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2019 and 2018 were as follows:

| | | 2019 | 2018 |
|---|---|---|---|
| 1 UA = 1 SDR = | Algerian Dinar | 164.865000 | 164.60500 |
| | Angolan Kwanza | 651.131000 | 429.20800 |
| | Australian Dollar | 1.973550 | 1.97248 |
| | Botswana Pula | 14.698100 | 14.89070 |
| | Brazilian Real | 5.572920 | 5.38819 |
| | Canadian Dollar | 1.804970 | 1.89153 |
| | Chinese Yuan Renminbi | 9.661840 | 9.53107 |
| | CFA Franc | 810.680000 | 796.48900 |
| | Danish Kroner | 9.231560 | 9.06709 |
| | Egyptian Pound | 22.182700 | 24.91410 |
| | Ethiopian Birr | 43.896000 | 38.88280 |
| | Euro | 1.235880 | 1.21424 |
| | Gambian Dalasi | 70.840000 | 68.52000 |
| | Ghanaian Cedi | 7.652170 | 6.70361 |
| | Guinean Franc | 12,968.700000 | 12,635.10000 |
| | Indian Rupee | 98.657300 | 97.32550 |
| | Japanese Yen | 150.894000 | 154.14100 |
| | Kenyan Shilling | 140.798000 | 141.64700 |
| | Korean Won | 1,605.320000 | 1,559.50000 |
| | Kuwaiti Dinar | 0.419070 | 0.42217 |
| | Libyan Dinar | 1.930850 | 1.93240 |
| | Mauritian Rupee | 50.518100 | 47.64850 |
| | Moroccan Dirham | 13.265800 | 13.30360 |
| | New Zambian Kwacha | 19.433300 | 16.58350 |
| | New Zealand Dollar | 2.060530 | 2.07241 |
| | Nigerian Naira | 423.828000 | 426.28000 |
| | Norwegian Krone | 12.168500 | 12,11060 |
| | Pound Sterling | 1.053860 | 1.09550 |
| | São Tomé Dobra | 30.980200 | 29.74890 |
| | Saudi Arabian Riyal | 5.162200 | 5.21548 |
| | South African Rand | 19.445700 | 20.01680 |
| | Swedish Krona | 12.887900 | 12.47680 |
| | Swiss Franc | 1.343620 | 1.36451 |
| | Tanzanian Shilling | 3,157.710000 | 3,163.27000 |
| | Tunisian Dinar | 3.881190 | 4.16698 |
| | Turkish Lira | 8.234300 | 7.45268 |
| | Ugandan Shilling | 5,084.540000 | 5,177.70000 |
| | United States Dollar | 1.382830 | 1.39079 |
| | Vietnamese Dong | 32,019.400000 | 32,099.40000 |

*No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.*

## Note U – 2: Other development assistance activities

### i)   Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

### ii)  Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

### iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2019, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

### iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

## Note U – 3: Special funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2019 and 2018, the following funds were held separately from those of the ordinary capital resources of the Bank:

**i) The NTF** was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on 25 April 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from 26 April 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of US$ 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2019 and 2018 are summarized below:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Contribution received | 128,586 | 128,586 |
| Funds generated (net) | 148,403 | 145,768 |
| Adjustment for translation of currencies | (98,709) | (99,726) |
| | **178,280** | **174,628** |
| Represented by: | | |
| Due from banks | 2,439 | 5,728 |
| Investments | 100,760 | 101,994 |
| Accrued income and charges receivable on loans | 1,010 | 809 |
| Accrued interest on investments | 252 | 318 |
| Other amounts receivable | 210 | 1,133 |
| Loans outstanding | 74,798 | 66,230 |
| | **179,469** | **176,212** |
| Less: Current accounts payable | (1,189 | (1,584) |
| | **178,280** | **174,628** |

**ii) The Special Relief Fund (for African countries affected by drought)** was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2019 and 2018 follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Fund balance | 123,411 | 117,460 |
| Funds generated | 6,350 | 6,304 |
| Funds allocated to Social Dimensions of Structural Adjustment (SDA) | 2 | 2 |
| Less: Relief disbursed | (122,312) | (114,979) |
| | **7,451** | **8,787** |
| Represented by: | | |
| Due from bank | 180 | 641 |
| Investments | 7,254 | 8,153 |
| Accounts receivable/(payable) | 17 | (7) |
| | **7,451** | **8,787** |

At 31 December 2019, a total of UA 0.72 million (US$ 1.00 million) compared to UA 5.01 million in 2018, had been committed but not yet disbursed under the Special Relief Fund.

**iii) Africa Growing Together Fund (AGTF):** Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2019 and 2018 follows:

**(UA thousands)**

|  | 2019 | 2018 |
|---|---:|---:|
| Contribution received | 66,325 | 48,281 |
| Funds generated (net) | (973) | (631) |
|  | **65,352** | **47,650** |
| Represented by: |  |  |
| Due from bank | 7,002 | 1,672 |
| Investments | 8,674 | 18,449 |
| Loans outstanding | 51,876 | 28,009 |
| Accrued income and charges receivable on loans and investments | 1,346 | 150 |
| Less: Current accounts payable | (3,546) | (630) |
|  | **65,352** | **47,650** |

## Note U – 4: Trust funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2019 and 2018 are summarized below:

(UA thousands)

|  | 2019 | 2018 |
|---|---:|---:|
| **i) Mamoun Beheiry Fund** | | |
| Contribution | 152 | 152 |
| Income from investments | 168 | 158 |
|  | 320 | 310 |
| Less: Prize awarded | (46) | (46) |
| Gift | (25) | (25) |
|  | 249 | 239 |
| Represented by: | | |
| Due from banks | 249 | 239 |
|  | 249 | 239 |
| | | |
| **ii) Special Emergency Assistance Fund for Drought and Famine in Africa** | | |
| Contributions | 23,859 | 23,722 |
| Funds generated | 6,317 | 6,222 |
|  | 30,176 | 29,944 |
| Less: Relief disbursed | (26,569) | (26,417) |
|  | 3,607 | 3,527 |
| Represented by: | | |
| Due from banks | 932 | 1,394 |
| Investments | 2,675 | 2,133 |
|  | 3,607 | 3,527 |
| | | |
| **Total Resources & Assets of Trust Funds** | **3,856** | **3,766** |

## Note U – 5: Grants (donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2019 and 2018 were as follows:

(UA thousands)

| Trust Fund Name | 2019 | 2018 |
|---|---|---|
| Africa Climate Change Fund | 9,314 | 8,970 |
| Africa Digital Financial Inclusion | 5,610 | - |
| Africa Growing Together Fund | 15,676 | 24,499 |
| Africa Integrity Fund | 37,428 | - |
| Africa Investment Facility | 87,002 | - |
| Africa Renewable Energy Initiative | 3,596 | 4,544 |
| Africa trade Fund | 4,000 | 3,980 |
| Africa Water Facility Fund | 29,074 | 33,486 |
| African Community of practice | 591 | 1,218 |
| African Economic Outlook | 58 | 62 |
| African Energy Leaders Group | 377 | 369 |
| African Legal Support Facility | 18,729 | 19,561 |
| Agriculture fast track fund | 10,055 | 12,324 |
| AMINA | 1,600 | 1,592 |
| Bill and Melinda Gate Foundation TCA | 6,316 | 5,706 |
| Canadian Grant for Technical Assistance | 229 | 217 |
| Chinese Government Fund | 242 | 205 |
| Clean Technology Fund | 26,536 | 27,303 |
| Climate Development | 13,532 | 20,306 |
| Congo Basin Forest Fund | 27,944 | 30,760 |
| EU Africa Infrastructure Trust Fund | 8,296 | 2,674 |
| Fertilizer Financing Mechanism | 8,774 | 9,580 |
| Finland | 2,413 | 2,556 |
| France | 554 | 564 |
| Fund For African Private Sector Assistance (FAPA) | 37,100 | 37,090 |
| Global Agriculture And Food Security Programme (GAFSP) | 40,710 | 32,169 |
| Global Environment Facility | 20,809 | 33,208 |
| Global Strategy to improve Agriculture and Rural Statistics (GARS) | 269 | 407 |
| Governance Trust Fund | 704 | 672 |
| Improving Statistics Food Security Trust Fund (ISFS) | 587 | 886 |
| India | 1,858 | 1,913 |
| Infrastructure Consortium For Africa (ICA) | 236 | 673 |
| Initiative Migration and Development (IMDE) | 3,750 | 3,527 |
| Investment Climate Facility for Africa | 1,268 | 1,261 |
| Italia | 4,081 | 39 |
| Korea Trust Fund | 24,408 | 28,892 |
| Making Finance Work For Africa (MFW4A) | 1,008 | 1,671 |
| MENA Transition Fund | 12,328 | 15,466 |
| Microfinance Trust Fund | 637 | 3,350 |
| Multi-Donor Water Partnership Programme | 372 | 381 |
| Nepad Infrastructure | 31,217 | 30,142 |
| Nigeria Technical Cooperation Fund (NTCF) | 3,436 | 3,860 |
| Norway | 47 | 47 |
| Pagoda Boost Africa | 4,311 | - |
| Pagoda Facility for Energy Inclusion | 29,037 | - |
| Portuguese Technical Cooperation Trust Fund | - | 554 |
| Private Sector Credit Enhancement Facility | 187,468 | 171,666 |
| Programme For Infrastructure Development In Africa (PIDA) | 113 | 116 |
| Rockefeller Foundation | 1,577 | 1,594 |
| Rural Water Supply and Sanitation Initiative | 41,312 | 50,078 |
| SFRD (Great Lakes) | 435 | 425 |
| South South cooperation Trust Fund | 512 | 688 |
| Statistical Capacity Building (SCB) | 1,417 | 2,965 |
| Strategic Climate Fund | 30,823 | 49,120 |
| Sustainable Energy Fund for Africa | 51,738 | 40,241 |
| Swedish Trust Fund for Consultancy Services | 75 | 81 |
| Switzerland Technical Assistance Grant | 1,803 | 2,327 |
| Trust Fund for Countries in Transition | 7,610 | 5,546 |
| Uganda Road Sector Project | 2,384 | 858 |
| United Kingdom | 73 | 70 |
| Urban Municipal Development Fund | 3,848 | - |
| Value for Money Sustainability and Accountability Trust Fund | 1,110 | 1,110 |
| Youth Entrepreneurship Innovation Trust Fund | 19,054 | 10,550 |
| Zimbabwe Multi-Donor Trust Fund | 10,223 | 17,460 |
| Others | 78 | 41 |
| **Total** | **897,772** | **761,620** |

**African Development Bank**

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

## Independent Auditor's Report on the Financial Statements

## Year ended December 31, 2019

To the Board of Governors of the African Development Bank

### Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2019, and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to U.

These financial statements were approved on March 31, 2020 by the Board for transmission to the Board of Governors considering the information available at that time regarding the evolving context of the health crisis related to the COVID-19 pandemic.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2019 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

### Basis for Opinion

*Audit Framework*

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

*Independence*

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

### Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

# Deloitte.

*Impairment based on expected credit losses for loans classified in stages 1 and 2*

| | |
|---|---|
| **Risk identified** | In addition to the impairment methodology for incurred credit loss (stage 3 - see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: |
| | • stage 1 representing an expected loss within 1 year from initial recognition of the financial asset; |
| | • stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition. |
| | The estimate of expected credit losses requires the exercise of judgment to determine in particular: |
| | • the rating procedures for loans covered by this impairment model; |
| | • the rules for mapping loans to their appropriate staging; |
| | • criteria for the increase in credit risk; |
| | • certain parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD); |
| | • the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses. |
| | These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses. |
| | The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, D and I. |
| | Thus, the impairment reversal on loans classified in stages 1 and 2 amounted to UA 7,625 thousand for the year ended December 31, 2019 (out of a total amount of impairment charge on all loans of UA 113,710 thousand for the year ended December 31, 2019). |
| | Consequently, as at December 31, 2019, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 218,163 thousand for a total impairment amount of UA 778,610 thousand. |
| | Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2019. |
| **Our response** | Our work consisted mainly, with the assistance of our experts, in: |
| | • analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on: |
| |    - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging; |
| |    - calculation of expected losses (review of the model, calibration of PDs, LGDs, forward looking assumptions, backtesting methods, etc.); |
| | • carrying out independent calculations with our own tools. |
| | Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2019 and the review of the relevant explanatory information provided in the related notes to the financial statements. |

# Deloitte.

*Impairment based on incurred credit risk for non-sovereign loans classified in stage 3*

| | |
|---|---|
| **Risk identified** | The African Development Bank is exposed to credit and counterparty risks on sovereign and non-sovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due. |
| | In accordance with the IFRS 9 impairment rules, the African Development Bank records impairments to cover expected credit losses (loans classified in stages 1 and 2 - see key audit matter mentioned above) and incurred losses (loans classified in stage 3). |
| | Impairment on incurred losses for loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by the management based on the estimated future recoverable cash flow estimated on each of the concerned loans. |
| | As indicated in notes B, D and I to the financial statements, the outstanding sovereign loans classified in stage 3 are relatively stable (UA 257 million as at December 31, 2019 compared to UA 256 million as at December 31, 2018). The Bank's total non-sovereign loans outstanding amounted to UA 4,378 million, including UA 347 million outstanding loans classified in stage 3 with an impaired amount of UA 152 million as at December 31, 2019 (compared to UA 4,215 million total outstanding non-sovereign loans of which UA 253 million classified in stage 3 with an impaired amount of UA 93 million as at December 31, 2018). |
| | Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of incurred credit loss on non-sovereign loans (which represents an increased risk compared to sovereign risks) is a key audit matter. |
| **Our response** | As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions. |
| | Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process (particularly by the Credit Risk Committee (CRC)). |
| | In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions. |

**Deloitte.**

*Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13*

| | |
|---|---|
| **Risk identified** | The African Development Bank holds on its balance sheet a significant amount of financial assets and financial liabilities (including derivatives) with fair value of UA 7.6 billion and UA 25.7 billion, respectively, at December 31, 2019. |
| | For the purposes of this measurement, and in accordance with IFRS 13, financial instruments are grouped into three different levels on the basis of observability of inputs used in the fair value measurement. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 4 billion of financial assets and UA 10.4 billion of financial liabilities valued at levels 2 and 3 as at December 31, 2019 - see note E to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that involve a significant amount of judgment as to the choice of methodologies and data used: |
| | • determination of unobservable market valuation parameters; |
| | • use of internal valuation models; |
| | • estimation of additional valuation adjustments to take into account certain market, counterparty or liquidity risks. |
| | We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value. |
| **Our response** | We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) that could take a position on this subject. |
| | We tested the controls (notably those by the back and the middle office) that we considered relevant for our audit, in particular those relating to: |
| | • independent verification of the valuation parameters, |
| | • determination of the main valuation adjustments and corrections made. |
| | We have performed these procedures with the assistance of our valuation experts, with whom we have also carried out independent valuation work involving the examination, based on samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments. |
| | We also examined the main existing margin call spreads and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank's valuations. |
| | Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements. |

**Deloitte.**

*Assessment of Employee Benefits*

| | |
|---|---|
| **Risk identified** | The African Development Bank offers its employees: |
| | • a defined benefit pension plan or, on a mandatory basis for employees hired by the Bank since 1st July 2019, a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and |
| | • a defined contribution medical plan that also provides medical benefits to eligible former employees, including retirees. |
| | For the pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. Liabilities represent the present value of the defined benefits that the Bank must pay, less the fair value of plan assets. |
| | For the medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets. |
| | As disclosed in note Q to the financial statements, the Bank's liability to the pension and medical plan amount to UA 300 million and UA 239 million respectively as at December 31, 2019. |
| | The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.). |
| | We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters. |
| **Our response** | With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments. |
| | In particular, we carried out the following work: |
| | • reviewed the terms and conditions of these plans (retirement and medical plans) and any changes that may have occurred during the 2019 financial year; |
| | • compared with external sources and examined the reasonableness of assumptions for determining the various parameters used; |
| | • carried out independent valuation of each benefit plan by verifying the data on the basis of a sample of individuals who are beneficiaries of the pension and medical plans and then recalculating the overall commitment on the basis of the data and parameters retained by the Bank. |
| | Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements. |

**Deloitte.**

**Other information**

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

**Responsibilities of Management and Those Charged with Governance for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris – La Défense, March 31st 2020

The independent auditor
**Deloitte & Associés**



**Pascal COLIN**

## ADB administrative budget for financial year 2020
(UA thousands)

| Description | |
|---|---:|
| **Personnel Expenses** | |
| Salaries | 159,561 |
| Benefits | 81,491 |
| Other Employee Expenses | 12,234 |
| Short-Term and Technical Assistance Staff | 4,855 |
| Consultants | 33,527 |
| Staff Training | 6,745 |
| | **298,413** |
| **General Expenses** | |
| Official Missions | 25,785 |
| Accommodation | 22,789 |
| Equipment Rental, Repairs and Maintenance | 14,788 |
| Communication Expenses | 7,447 |
| Printing, Publishing and Reproduction | 1,576 |
| Office Supplies and Stationery | 569 |
| Library | 112 |
| Other Institutional Expenses | 29,263 |
| | **102,329** |
| **Total Administrative Expenses** | **400,742** |
| Depreciation | 14 850 |
| **Total** | **415,592** |
| Less: Management Fees* | (236 980) |
| **Net Administrative Budget** | **178,612** |

*The amount represents the African Development Fund and the Nigeria Trust Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on formula approved by the Boards.*

# THE AFRICAN DEVELOPMENT FUND

## FINANCIAL MANAGEMENT

### Subscriptions

#### ADF Replenishments

The resources of the African Development Fund (the ADF or the Fund) primarily consist of subscriptions by the Bank, subscriptions and contributions made by State Participants and Donors, together with other resources received by the Fund. Cumulative subscriptions to the ADF amounted to UA 30.06 billion at 31 December 2019.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF in the form of periodic general replenishments, typically on a three-year cycle.

The Fourteenth Replenishment of the ADF (ADF-14) became effective on 20 June 2017 following its adoption by the Board of Governors on 27 April 2017. State participants agreed on an ADF-14 resource level of UA 4,224.05 million comprised of: (i) Donor subscriptions of UA 3,362.94 million[1]; (ii) Concessional Donor Loans of UA 116.05 million (net of grant element[2]); (iii) Advanced Commitment Capacity of UA 743.81 million; and (iv) supplementary contribution of UA 1.25 million from Luxembourg.

As of 31 December, 2019, State Participants had subscribed a total amount of UA 3.34 billion, representing 99.28 percent of the ADF-14 pledged amount.

In 2019, State Participants completed a successful 15th replenishment of the African Development Fund (ADF-15). When effective, the replenishment of UA 5.62 billion will support development projects and programs over the replenishment cycle 2020–2022 for the 37 low-income African countries, including fragile states. The replenishment also reverses the lower ADF envelopes of the two previous replenishment cycles and was 34 percent higher than ADF-14. Three Regional Member Countries—Angola, Egypt, and South Africa—pledged contributions to ADF-15. Underlining the continuing importance of addressing the roots of fragility and improving resilience as key ADF-15 priorities, the resources allocated to the Transition States Facility was increased by 13 percent. The State Participants also agreed to replenish the ADF Project Preparation Facility with UA 75 million and to increase the Regional Operations Envelope from 21 percent to 25 percent of the total resources available for commitment. Finally, the continuing relevance of the Private Sector Facility in low-income countries, particularly in transition states, with the approval of an additional allocation of UA 100 million.

### Financial Products

The ADF is the concessional financing window of the Bank Group that provides low-income regional member countries with concessional loans as well as grants for projects and programs, risk guarantees and support through technical assistance for studies and capacity building.

#### Loans

Prior to the ADF-13 replenishment, the ADF was operating under differentiated lending terms for ADF-eligible countries classified as blend, gap and graduating versus ADF-only countries.

Accordingly, loans extended to blend, gap and graduating countries had a maturity period of 30 years, including an 8-year grace period with an interest rate of 1 percent per annum. For ADF-only countries, their loans had a maturity period of 50 years, including a grace period of 10 years, with no interest rate. The standard commitment fee of 0.50 percent per annum on undisbursed amounts and service charge of 0.75 percent per annum on outstanding balances, were still applicable for all ADF loans.

With a view to preserving the long-term financial sustainability and capacity of the ADF, the ADF-13 replenishment introduced (i) hardened and differentiated lending terms, and (ii) two sub-groups of ADF-only countries: the "regular" and the "advance" group. The financing terms for regular and advance ADF-only countries, as well as for blend, gap and graduating countries, were hardened. An accelerated repayment clause and a voluntary prepayment framework were also introduced.

Accordingly, new loans extended under ADF-13 and thereafter to regular ADF countries have a maturity of up to 40 years, including a grace period of 10 years; and loans extended to advance ADF countries have a maturity of up to 40 years, including a grace period of 5 years. The standard commitment fee of 0.50 percent per annum on undisbursed amounts and service charge of 0.75 percent per annum in outstanding balances remain applicable. Loans to blend, gap and graduating countries have a maturity of up to 30 years including a 5-year grace period, and an interest rate charge of 1 percent per annum in addition to the standard commitment and service fees.

#### Guarantees

As a means of stimulating additional private sector investments in Low-Income Countries (LICs), the ADF Partial Risk Guarantee (ADF-PRG) instrument was introduced as part of ADF-12 to leverage resources from the private sector and other co-financiers for ADF countries, including fragile states. The ADF-PRG protects private lenders against well-defined political risks related to the failure of a government or a government-related entity to honor certain specified commitments. The PRG is aimed at incentivizing governments to undertake policy and fiscal reforms necessary to mitigate performance-related risks.

---

[1] Includes the grant element of the Concessional Donor Loan and Bridge Loans, amounting to UA 135.22 million.
[2] The grant element of a CDL is defined as the present value of the financial benefit that the Fund derives when contracting the CDL, between the interest rate paid on the CDL and a discount rate (set at 2.65% in SDR terms for this replenishment).

## Table 1.6
## Lending Status, 2015-2019
(UA millions)

| | 2015 | 2016 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|
| Loans Approved* | 1,259.58 | 1,267.91 | 959.48 | 1,088.20 | 1,230.47 |
| Disbursements* | 1,398.36 | 1,447.41 | 1,692.46 | 1,358.32 | 1,266.03 |
| Undisbursed Balances* | 6,762.39 | 6,413.75 | 5,669.29 | 5,329.53 | 5,039.85 |

*Excludes approvals of special funds but includes guarantees and grants.*

Starting with the ADF-13 replenishment, the Partial Credit Guarantee (ADF-PCG) was added to the suite of ADF instruments. The ADF-PCG is an instrument designed to address the challenges faced by well-performing ADF-only countries and State-Owned Enterprises (SOEs), in their quest to mobilize both domestic and external commercial financing for developmental purposes. The product serves to partially guarantee debt-service obligations of LICs and well performing SOEs in LICs. The ADF PCG is available only to; (1) ADF countries with low risk and moderate risk of debt distress (green light and yellow light countries, respectively) and adequate debt management capacity; and (2) SOEs in ADF countries with low risk and moderate risk of debt distress, subject to meeting certain defined eligibility criteria. Similar to the ADF-PRG, the ADF-PCG enables well performing LICs and SOEs to catalyze larger volumes of development financing at more attractive terms.

### Investments

ADF cash and treasury investments amounted to UA 3.41 billion at 31 December 2019, compared to UA 3.18 billion at the end of 2018. Investment income for the year amounted to UA 65.40 million, representing a return of 1.75 percent, on an average liquidity level of UA 3.73 billion, compared with an income of UA 73.31 million, representing a return of 2.26 percent, on an average liquidity of UA 3.25 billion in 2018.

### Development Activities

Cumulative loans and grants signed, net of cancellations, at 31 December 2019, amounted to UA 32.33 billion, compared to UA 31.35 billion at the end of 2018. Table 1.6 presents loans approved, disbursed and undisbursed balances from 2015 to 2019.

Total outstanding loans, as at 31 December 2019, was UA 13.18 billion, which is UA 0.66 billion higher than the UA 12.52 billion outstanding at the end of 2018.

The number of active loans and grants as at December 2019 was 1,392 while 733 loans amounting to UA 5.78 billion had been fully repaid or canceled through MDRI.

### Disbursements

Loans and grants disbursed by the Fund decreased by 6.67 percent to stand at UA 1.26 billion in 2019 from UA 1.35 billion in 2018. As at 31 December 2019, cumulative disbursements on loans and grants amounted to UA 27.29 billion compared to UA 26.02 billion at the end of the previous year. A total of 2,390 loans and grants were fully disbursed amounting to UA 21.92 billion, which represents 80.32 percent of cumulative disbursements. Figure 1.3 tracks the evolution of loan disbursements and repayments over the past five years.

### Repayments

Principal loan repayments for the Fund amounted to UA 104.34 million in 2019 compared to UA 92.77 million in 2018, representing an increase of 12.48 percent over the previous year. Cumulative repayments as of 31 December 2019, stood at UA 7.72 billion.

## Figure 1.3 Loan Disbursements and Repayments, 2015-2019
(UA millions)



## Risk Management Policies and Processes

As in the case of the Bank, the Fund employs stringent risk management procedures in order to prudently reduce its exposure to risks, such as liquidity, currency and interest rate risks, that are not essential to its core business of providing development-related assistance to its clients. The details of the risk management policies and practices employed by the Fund to manage these risks are provided in Note C to the Financial Statements.

## FINANCIAL RESULTS

The Fund reported a deficit of UA 86.88 million in 2019, compared with a deficit of UA 74.07 million in 2018, the increased deficit is explained primarily by the decrease in investment income. Investment income decreased from UA 73.31 million in 2018 to UA 65.40 million in 2019, which is largely attributable to a reduction of the Chinese Yuan Renminbi (CNY) portfolio, which generated higher yields in 2018. Loan income increased from UA 109.94 million in 2018 to UA 114.46 in 2019, reflecting increased lending activities.

Persistent losses over recent years are mainly due to structural changes to the Fund, including the cancellation of loans to certain beneficiaries under the Multilateral Debt Relief Initiative (MDRI, described in Note F to the financial statements), the increased grant element included in the recent ADF resource allocations and the impact of the prevailing low interest rates on investment of subscriptions encashed early, leaving the Fund with a negative income gap. Although these structural changes affect the reported income in the Fund's financial statements, their impact does not adversely affect the commitment capacity or the financial sustainability of the Fund because the Fund is expected to be compensated through additional donor subscriptions, payable over the life of the canceled loans.

Discounts on the accelerated encashment of promissory notes deposited towards the payment of the subscriptions to the Fund amounted to UA 18.36 million in 2019, compared to UA 17.78 million recorded in 2018.

The Fund's share of the total shareable administrative expenses of the Bank Group increased marginally, to stand at 60.29 percent for 2019, compared with 58.38 percent for 2018. Despite the increase in the Fund's share of the total expenses, its final cost share decreased marginally, from UA 235.75 million in 2018 to UA 234.18 million in 2019 due to higher private sector costs borne by the Bank, compared to the previous year. As noted earlier, the Fund's share of administrative expenses is based on a predetermined cost-sharing formula, which is driven by the relative levels of certain operational volume indicators and relative balance sheet size.

The Fund continues to cancel qualifying debts under MDRI for countries that reached the HIPC completion point. No new country reached the completion point during 2019. A summary of the cumulative loan cancellations under the MDRI and HIPC is presented in Note F to these Special Purpose Financial Statements.

According to the Fund's non-accrual policy, service charges on loans made to or guaranteed by borrowers are excluded from loan income, if principal installments or service charges on any such loans are in arrears for six months or more, until such time that payment is received. As a result of this policy, UA 2.16 million of non-accrued loan income was excluded from 2019 income compared to UA 2.14 million in 2018. The number of borrowers in non-accrual status at 31 December 2019, remained unchanged at three (3); for the fifth year in a row.

### Performance Management and Monitoring

As with the African Development Bank (the Bank) management monitors performance measures and indicators which reflect the critical success factors in the ADF's business. To the extent that the ADF extends grants in addition to lending at highly concessional rates, the conventional profitability and financial ratios are not deemed to be an appropriate means of determining its effectiveness in delivering development resources to its regional member countries. One proxy that the Fund applies for measuring effective delivery of development resources is the level of disbursements made to RMCs from one period to another. As already noted previously, during the year under review a total of UA 1.26 billion was disbursed for loans and grants compared to UA 1.35 billion in 2018, representing a 6.67 percent decrease over the previous year.

# African Development Fund

## Special Purpose Financial Statements
## For the year ended 31 December 2019

| | |
|---|---|
| Statement of Net Development Resources | 120 |
| Statement of Income and Expenses and Other Changes in Development Resources | 121 |
| Statement of Comprehensive Income | 121 |
| Statement of Cash Flows | 122 |
| Notes to the Special Purpose Financial Statements | 123 |
| Independent Auditor's Report | 146 |

## Statement of net development resources
## as at 31 December 2019
(UA thousands – Note B)

| | | 2019 | 2018 |
|---|---|---|---|
| **DEVELOPMENT RESOURCES** | | | |
| DUE FROM BANKS | | 1,413,598 | 1,297,505 |
| INVESTMENTS (Note D) | | | |
| Treasury Investments, mandatorily at fair value | 1,082,943 | | 1,009,439 |
| Treasury Investments at amortized cost | 916,845 | | 876,518 |
| Total investments | | 1,999,788 | 1,885,957 |
| DEMAND OBLIGATIONS (Note E) | | 2,153,717 | 2,294,453 |
| RECEIVABLES | | | |
| Accrued income on loans and investments | 48,282 | | 41,401 |
| Other receivables | 20,262 | | 20,804 |
| | | 68,544 | 62,205 |
| OTHER LIABILITIES | | (71,756) | (76,046) |
| BORROWINGS (Note J) | | (680,780) | (510,491) |
| **NET DEVELOPMENT RESOURCES** | | **4,883,111** | **4,953,583** |
| | | | |
| **FUNDING OF DEVELOPMENT RESOURCES** | | | |
| SUBSCRIPTIONS AND CONTRIBUTIONS (Notes G & N) | | | |
| Amount subscribed including contributions through accelerated encashment of subscriptions | 30,062,450 | | 30,062,450 |
| Less: Portion of accelerated encashment not yet effected | - | | (12,231) |
| | 30,062,450 | | 30,050,219 |
| Less: Installments not yet payable | (452,636) | | (1,457,331) |
| | 29,609,814 | | 28,592,888 |
| Less: Installments due | (7,018) | | (7,018) |
| | 29,602,796 | | 28,585,870 |
| Contributions paid on Multilateral Debt Relief Initiative | 1,322,114 | | 1,199,482 |
| | 30,924,910 | | 29,785,352 |
| Less: Unamortized discounts on subscriptions and contributions (Note B) | (56,020) | | (62,150) |
| Less: Unamortized grant element on borrowings (Notes B & J) | (128,007) | | (109,070) |
| | 30,740,883 | | 29,614,132 |
| Cumulative exchange adjustment on subscriptions and contributions (Note B) | (353,358) | | (340,247) |
| Total subscriptions and contributions | | 30,387,525 | 29,273,885 |
| OTHER RESOURCES (Note H) | | 750,961 | 715,961 |
| RESERVES (Note I) | | (687,510) | (600,627) |
| CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT (Note B) | | (371,942) | (407,230) |
| | | 30,079,034 | 28,981,989 |
| **ALLOCATION OF DEVELOPMENT RESOURCES** | | | |
| GRANTS AND TECHNICAL ASSISTANCE ACTIVITIES (Note F) | | (6,881,022) | (6,368,431) |
| HIPC GRANTS DISBURSED (Note F) | | (184,000) | (184,000) |
| NET DEBT RELIEF (Note F) | | (4,955,072) | (4,955,072) |
| LOANS DISBURSED AND OUTSTANDING (Note F) | | (13,175,829) | (12,520,903) |
| **NET DEVELOPMENT RESOURCES** | | **4,883,111** | **4,953,583** |

*The accompanying notes to the special purpose financial statements form part of this statement.*

# Statement of income and expenses and other changes in development resources for the year ended 31 December 2019

(UA thousands – Note B)

| | 2019 | 2018 |
|---|---|---|
| **INCOME AND EXPENSES** | | |
| Service charges on loans | 97,388 | 90,499 |
| Commitment charges on loans | 17,070 | 19,440 |
| Income on investments | 65,399 | 73,311 |
| Administrative expenses (Note L) | (234,179) | (235,746) |
| Discount on accelerated encashment of participants' demand obligations | (18,361) | (17,775) |
| Grant element on concessional loans | (4,784) | (2,468) |
| Interest charges on borrowings | (1,675) | (335) |
| Financial charges | (319) | (343) |
| Loss on exchange | (7,422) | (654) |
| **Deficit** | **(86,883)** | **(74,071)** |
| | | |
| **CHANGE IN DEVELOPMENT RESOURCES FUNDING** | | |
| Increase in paid-up subscriptions | 1,016,926 | 1,136,719 |
| Contributions received on account of Multilateral Debt Relief Initiative | 122,633 | 111,506 |
| Increase in other resources | 35,000 | 35,000 |
| Changes in accumulated exchange adjustment on subscriptions and contributions | (13,111) | 10,905 |
| Changes in unamortized discounts on subscriptions and contributions | 6,130 | (36) |
| Changes in unamortized grant element on concessional loans | (18,937) | (109,070) |
| Changes in accumulated translation adjustment | 35,288 | (32,660) |
| | **1,183,929** | **1,152,364** |
| | | |
| **CHANGE IN DEVELOPMENT RESOURCES ALLOCATION** | | |
| Disbursement of grants | (512,591) | (461,111) |
| Disbursement of loans | (749,798) | (895,788) |
| Repayment of loans | 104,342 | 92,765 |
| Translation adjustment on loans | (9,471) | (80,390) |
| | **(1,167,518)** | **(1,344,524)** |
| | | |
| Change in Net Development Resources | (70,472) | (266,231) |
| Net Development Resources at the beginning of the year | 4,953,583 | 5,219,814 |
| **NET DEVELOPMENT RESOURCES AT THE END OF THE YEAR** | **4,883,111** | **4,953,583** |

*The accompanying notes to the special purpose financial statements form part of this statement.*

# Statement of comprehensive income for the year ended 31 December 2019

(UA thousands – Note B)

| | 2019 | 2018 |
|---|---|---|
| **DEFICIT** | **(86,883)** | **(74,071)** |
| | | |
| **OTHER COMPREHENSIVE INCOME** | | |
| Changes in accumulated translation adjustment | 35,288 | (32,660) |
| | | |
| **TOTAL COMPREHENSIVE INCOME FOR THE YEAR** | **(51,595)** | **(106,731)** |

*The accompanying notes to the special purpose financial statements form part of this statement.*

## Statement of cash flows
## for the year ended 31 December 2019
(UA thousands – Note B)

| | 2019 | 2018 |
|---|---:|---:|
| **CASH FLOWS FROM:** | | |
| | | |
| **OPERATING ACTIVITIES:** | | |
| Deficit | (86,883) | (74,071) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized (gains)/losses on investments | (3,150) | 1,719 |
| Discount on accelerated encashment of participants' demand obligations | 18,361 | 17,775 |
| Grant element on concessional loans | 4,784 | 2,468 |
| Changes in accrued income on loans and investments | (6,881) | 24,305 |
| Changes in net current assets | (672) | (21,237) |
| Net cash used in operating activities | (74,441) | (49,041) |
| | | |
| **INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:** | | |
| Disbursement of grants | (512,591) | (461,111) |
| Disbursement of loans | (749,798) | (895,788) |
| Repayment of loans | 104,342 | 92,765 |
| Investments maturing after 3 months of acquisition: | | |
| Treasury investments, mandatorily at fair value | (57,232) | 573,510 |
| Treasury investments at amortized cost | (88,348) | (28,840) |
| Net cash used in investment, lending and development activities | (1,303,627) | (719,464) |
| | | |
| **FINANCING ACTIVITIES:** | | |
| Subscriptions and contributions received in cash | 496,525 | 517,904 |
| Participants' demand obligations encashed | 734,079 | 799,681 |
| Borrowings | 170,289 | 321,012 |
| Increase in other resources | 35,000 | 35,000 |
| Net cash provided by financing activities | 1,435,893 | 1,673,597 |
| | | |
| Effect of exchange rate changes on cash and cash equivalents | 74,540 | (96,142) |
| Net increase/(decrease) in cash and cash equivalents | 132,365 | 808,950 |
| Cash and cash equivalents at the beginning of the year | 1,373,139 | 564,189 |
| **Cash and cash equivalents at the end of the year** | **1,505,504** | **1,373,139** |
| | | |
| **COMPOSED OF:** | | |
| Cash | 1,413,598 | 1,297,505 |
| Investments maturing within 3 months of acquisition: | | |
| Treasury investments, mandatorily at fair value | 91,906 | 75,634 |
| **Cash and cash equivalents at the end of the year** | **1,505,504** | **1,373,139** |
| | | |
| **SUPPLEMENTARY DISCLOSURE:** | | |
| Movements resulting from exchange rate fluctuations on: | | |
| Loans | 9,471 | 80,390 |
| Subscriptions and contributions | (13,111) | 10,905 |

*The accompanying notes to the special purpose financial statements form part of this statement.*

# Notes to the special purpose financial statements
## Year ended 31 December 2019

## Note A – Purpose, organization and resources

### Purpose and Organization

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the African Development Bank (ADB or the Bank) in contributing to the economic and social development of the Bank's regional members, promote cooperation and increased international trade, particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

By its resolution F/BG/2010/03 of May 27, 2010, the Board of Governors increased the membership of the Board of Directors of ADF from twelve (12) to fourteen (14), made up of seven (7) members selected by the Bank and seven (7) members selected by State Participants. The Board of Directors reports to the Board of Governors, which is made up of representatives of the State Participants and the ADB. The ADB exercises 50 percent of the voting powers in the ADF and the President of the Bank is the ex-officio President of the Fund.

The ADB, the ADF and, the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB, are collectively referred to as the Bank Group. The principal purpose of the ADB is to promote economic and social development in its Regional Member Countries (RMCs). The ADB finances development projects and programs in its regional member states. The ADB also participates in the selection, study and preparation of projects contributing to the development of its member countries and where necessary provides technical assistance. The NTF was established under an agreement between the Bank and the Federal Republic of Nigeria to further support the development efforts of ADB Regional Member Countries, particularly the lesser-developed countries. The assets and liabilities of the ADB and of the NTF are separate and independent of those of the ADF. Furthermore, the ADF is not liable for their respective obligations. Transactions with these affiliates, where there are, are disclosed in the notes as appropriate.

### Resources

The resources of the Fund primarily consist of subscriptions by the Bank, subscriptions and contributions made by State Participants and Donors, as well as other resources received by the Fund and funds derived from operations or otherwise accruing to the Fund. The initial resources of the Fund consisted of subscriptions by the Bank and the original State Participants to the Agreement Establishing the Fund (the Agreement). Thereafter, the resources have been replenished through Special and General increases of subscriptions and contributions.

## Note B – Basis of preparation and significant accounting policies

Due to its nature and organization, the Fund presents its financial statements on a special purpose basis. The Special Purpose Financial Statements are prepared for the specific purpose of reflecting the Net Development Resources (NDR) of the Fund and are not intended to be a presentation in accordance with International Financial Reporting Standards. Net development resources represent resources available to fund loan and grant commitments and comprise primarily cash, marketable investments and demand obligations of State Participants. These special purpose financial statements have been prepared to comply with Article 35(1) of the Agreement establishing the Fund, which requires that the Fund circulates, at appropriate intervals, a summary of its financial position and an income and expenditure statement showing the results of its operations.

The significant accounting policies used in the preparation of the Fund's special purpose financial statements are as follows:

### Monetary Basis of the Special Purpose Financial Statements

The special purpose financial statements are expressed in Units of Account (UA). Article 1 of the Agreement defined a Unit of Account as having a value of 0.81851265 grams of fine gold.

On 1 April 1978, when the second amendment to the Articles of the Agreement of the International Monetary Fund (IMF) came into effect, gold was abolished as a common denominator of the international monetary system. Computations relating to the currencies of IMF members were thereafter made on the basis of the Special Drawing Right (SDR) for purposes of applying the provisions of the Articles of the IMF. The Fund's Unit of Account was therefore reset based on its relationship to the SDR at the time of establishment of the Fund. This was 1 Unit of Account equal to SDR 0.921052.

Subsequently, on 16 November 1992, the Board of Governors decided by Resolution F/BG/92/10 to redefine the Fund's Unit of Account to be equivalent to the UA of the ADB, which is defined as equivalent to the Special Drawing Right of the IMF. In compliance with this Resolution, the Board of Directors, on 22 June 1993, adopted 1 January 1993, as the date for the entry into effect of the Resolution, and the Fund's UA has since then been defined as equal to the Bank's UA.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in the IMF's Special Drawing Rights (SDR) Basket with effect from 1 October 2016 with a weight of 10.92 percent. In line with the Fund's policy, Management approved the execution of currency exchange transactions to align, to the extent possible, the net assets composition of the Fund to the SDR. The related transactions were executed in October 2016 using a combination of spot currency exchange and foreign exchange forwards. The gain on the foreign exchange forwards was recognized in the 2016 income statement.

The Fund conducts its operations in the currencies of its State Participants. Income and expenses are converted into UA at the rate prevailing on the date of the transaction. Assets and liabilities are translated into UA at rates prevailing at the date of the Statement of Net Development Resources. Translation differences are debited or credited to the Cumulative Currency Translation Adjustment. Translation gains and losses on subscriptions received are credited or debited to the Cumulative Exchange Adjustment on Subscriptions and contributions. Where currencies are converted into any other currency, the resulting gains or losses are included in income.

The rates used for translating currencies into UA at 31 December 2019 and 2018 are as follows:

| | 2019 | 2018 |
|---|---:|---:|
| **1 Unit of Account equals:** | | |
| Angolan Kwanza | 651.131000 | 429.208000 |
| Argentinian Peso | 82.021200 | 51.402100 |
| Brazilian Real | 5.572920 | 5.388190 |
| Canadian Dollar | 1.804970 | 1.891530 |
| Chinese Renminbi Yuan | 9.661840 | 9.531070 |
| Danish Kroner | 9.231560 | 9.067090 |
| Euro | 1.235880 | 1.214240 |
| Indian Rupee | 98.657300 | 97.325500 |
| Japanese Yen | 150.894000 | 154.141000 |
| Korean Won | 1,605.320000 | 1,559.500000 |
| Kuwaiti Dinar | 0.419070 | 0.422174 |
| Norwegian Krone | 12.168500 | 12.110600 |
| Pound Sterling | 1.053860 | 1.095500 |
| Saudi Arabian Riyal | 5.162200 | 5.215480 |
| South African Rand | 19.445700 | 20.016800 |
| Swedish Krona | 12.887900 | 12.476800 |
| Swiss Franc | 1.343620 | 1.364510 |
| Turkish Lira | 8.234300 | 7.452680 |
| United States Dollar | 1.382830 | 1.390790 |

*No representation is made that any currency held by the Fund can be or could be converted into any other currency at the cross-rates resulting from the rates indicated above.*

## Participants' Subscriptions and Contributions

Subscriptions committed by State Participants for each replenishment are recorded in full as subscriptions receivable from participants upon submission of an instrument of subscription by the participants. A replenishment becomes effective when the ADF receives instruments of subscription from participants for a portion of the intended replenishment level as specified in the replenishment resolution. The portion of subscribed amounts for which payments are not yet due from State Participants are recorded as installments on subscriptions not yet payable, and are not included in the net development resources of the Fund. The subscriptions not yet payable become due throughout the replenishment period (generally three years) in accordance with an agreed payment schedule. The actual payment of subscriptions when they become due from certain participants is conditional upon the respective participant's budgetary appropriation process.

The subscriptions receivable are settled through payment of cash or deposit of non-negotiable, non-interest-bearing demand notes. The notes are encashed by the Fund as provided in an encashment program agreed to at the time of the replenishment.

Starting with the ADF-9 replenishment, participants were given the option of an early payment of cash in an amount equivalent to the net present value of their entire subscriptions and contributions. Upon receipt of such cash payments, participants are credited with the full face value of their entire subscriptions, and in agreement with the Fund, such cash amounts received are invested and the income generated thereon is retained by the Fund. A discount, calculated as the difference between the face value of the subscriptions and the cash amount received, is initially recorded to represent the interest expected to be earned on the cash received from State Participants who opted for the accelerated encashment program. Such discount is amortized over the projected encashment period, to recognize the effective contributions to equity by the relevant participant over and above the initial cash advanced.

By its resolutions, F/BG/2006/12 and F/BG/2006/13 of 18 May 2006 and 31 August 2006 respectively, the Board of Governors of the Fund authorized the Board of Directors to approve the participation of the ADF in the Multilateral Debt Relief Initiative (MDRI) and in that regard the Board of Governors also authorized an increase in the resources of the ADF to provide full and timely compensation for the debt cancellation under the MDRI subject to the attainment of the following effectiveness thresholds:

1) Receipt of Instruments of Commitment from donors covering an aggregate amount equivalent to at least 70 percent of the total cost of debt relief for the first group of 14 post-completion point Heavily Indebted Poor Countries (HIPCs); and

2) Receipt of unqualified Instruments of Commitments from donors for an amount not less than the equivalent of at least seventy five percent (75%) of the total cost of debt relief incurred during the remainder of ADF-10 period.

Upon satisfaction of the above two thresholds, the Board of Directors of the Fund approved the effectiveness of the MDRI with effect from 1 September 2006. To ensure full compensation for foregone reflows as a result of the upfront debt cancellation, the ADF governing bodies endorsed Management's proposal for a compensation scheme over the 50-year period of the Initiative. Donors will contribute additional resources to ADF, equivalent to the foregone debt service (service charges and principal) for each replenishment period, by submitting pledges over the life of the initiative. The compensatory financing arrangements will take the form of a general increase in the contribution of State Participants pursuant to Article 7 of the Agreement Establishing ADF. The contributions received from State Participants under the compensatory financing arrangements shall not be counted as part of the burden share for the replenishment period in which such resources are received, but shall carry voting rights in the same manner as normal subscriptions. Such contributions are separately disclosed within the total of subscriptions and contributions in the Statement of Net Development Resources.

## Maintenance of Value of Currency Holdings

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' successive Resolutions governing the second through to the fourteenth general replenishments of the Fund, which stipulated that Article 13 shall not apply to these general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in national currencies in terms of agreed parities ruling at the date these replenishments came into force. Gains or losses arising on translating these subscriptions, when received, into UA are applied against subscriptions, with the offsetting debits or credits recorded as Cumulative Exchange Adjustment on Subscriptions (CEAS).

## Financial Assets

The Fund's financial assets are classified into the following categories: financial assets at amortized cost and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model and the characteristics of the contractual cash flows. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

### i) Financial Assets at Amortized cost

A financial asset is classified at 'amortized cost' only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified at 'fair value through profit or loss'.

Financial assets at amortized cost include mainly demand obligations and accrued income on loans and receivables and certain investments that meet the criteria of financial assets at amortized cost. Demand obligations are non-negotiable, non-interest-bearing notes payable on demand deposited for subscription payment.

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

### ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

## Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

## Investments

The Fund's investment securities are classified either as financial assets at amortized cost or as at fair value. Investments classified as financial assets at amortized cost include non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method. All other investment securities are classified as investments at fair value through profit or loss and measured at market value.

Investments of the proceeds of accelerated encashment of notes are classified at amortised cost or fair value depending on whether they are held to collect contractual cash flows or to realize fair value. The primary objective of such investments is to recoup the discount granted to State Participants on the accelerated encashment program.

Income on investments includes interest earned and unrealized gains and losses on the portfolio held at fair value through profit or loss. Purchases and sales of investments are recognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the investments.

## Loans

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance. Annual Debt Sustainability Analysis is used to determine the risk of debt distress of each beneficiary country and set appropriate financing terms.

The following categories of countries are eligible for ADF loans:

- Category A: Countries that are not deemed creditworthy for non-concessional financing and whose income levels are below the operational cut-off.

- Category A (Gap Countries): Countries that are not deemed creditworthy for non-concessional financing but whose income levels are above the operational cut-off. These have access to ADF funds with modified financing terms at par with those of blend countries.

- Category B: Countries that are deemed creditworthy for non-concessional financing but whose income levels are below the operational cut-off (blend countries). These have access to a blend of ADB and ADF resources.

Graduating countries are those that are graduating from the category of ADF borrowing countries to the category of ADB borrowing countries. The applicable graduating policies are determined for each new ADF replenishment.

Disbursed and outstanding loans are reported at amortized cost and not included in Net Development Resources in the special purpose financial statements, as they represent an allocation of development resources. Accordingly, no provision for possible loan losses is required.

Loan income arising from interest, service and commitment charges is recognized on an accrual basis. The Fund places all loans to a borrower country in non-accrual status if the principal installments, interest or service charges on any of the loans to such member country are overdue by 6 months or more, unless the Fund's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the facts and circumstances, including consideration of events occurring subsequent to the balance sheet date, warrant such action. On the date, a borrower's loans are placed in non-accrual status, unpaid interests and charges that had previously been accrued on loans to the borrower are deducted from income on loans for that period. Interests and charges on loans in non-accrual status are included in income only to the extent that payment of such charges has been received by the Fund.

## Partial Risk Guarantee

The Fund's Partial Risk Guarantees (PRGs) program provides guarantees to cover private sector projects against a government or government owned entity's failure to meet its specified contractual obligations to the project. The PRGs cover projects against well-defined political risks related to the failure of a government or government related entity to honor certain specified commitments such as political force majeure, currency inconvertibility and non-transferability, confiscation, expropriation, nationalization and deprivation, regulatory risks and various forms of breach of contract including non-honoring of financial obligations.

Under the PRGs framework, the Fund executes the payment obligations if the government (or its entity whose obligations are covered) defaults and the guarantee is called. Any amount paid by the Fund under the guarantee is immediately (or as otherwise decided by the Fund) due from the host government under the counter-indemnity agreement signed between the Fund and the host government.

Guarantee fee income received upfront is deferred and amortized over the life of the guarantee.

## Partial Credit Guarantee

The Partial Credit Guarantee (PCGs) is another credit enhancement instrument provided by the Fund. Like the PRG, it is a risk mitigation instrument designed to better leverage resources by crowding-in private capital.

Serving as a partial guarantee towards debt service obligations the PCGs help to: (i) extend debt maturities; (ii) improve access to capital markets for public sector investment projects, especially in infrastructure; (iii) reduce effective borrowing costs; (iv) support mobilization of long-term resources from international and domestic capital markets; and (v) support sovereign mobilization of commercial financing for policy or sectoral reforms.

Guarantee fee income received upfront under the PCGs is deferred and amortized over the life of the guarantee.

## Grants

In addition to loans, the Fund is authorized to provide development financing in the form of grants. Prior to the ninth replenishment of the resources of the Fund, grant funds were granted for technical assistance activities only. With effect from the ninth replenishment, grants may be used for technical assistance as well as project financing. Grants, like loans, represent allocations of development resources and are accordingly treated as such in the Statement of Net Development Resources of the Fund.

## Heavily Indebted Poor Countries (HIPC Debt Initiative)

The Fund participates in a multilateral debt relief initiative for addressing the debt problems of countries identified as HIPCs to help ensure that their reform efforts are not compromised by unsustainable external debt burdens. Under this initiative, creditors provide debt relief for those countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. As a part of this process, the HIPC Debt Initiative Trust Fund, (the Trust Fund) constituted by funds from donors, including the Bank Group, was established to help beneficiaries reduce their overall debt, including those debts owing to the Fund.

Under the original framework of the debt relief initiative, upon signature of a HIPC Debt Relief Agreement by the Fund, the beneficiary country and the Trust Fund, loans or repayment installments identified for sale to the Trust Fund are written down to their estimated net present value. On the settlement date, the estimated write-down is adjusted to reflect the actual difference between the cash received and the carrying value of the loans sold.

Under the enhanced HIPC framework, the implementation mechanism comprises a partial payment of ADF debt service as it falls due with funds received from the Trust Fund.

## Multilateral Debt Relief Initiative (MDRI)

Under the MDRI, loans due from eligible HIPCs are cancelled when the countries attain the completion point under the HIPC framework. The Fund is expected to be fully compensated for loans cancelled under MDRI by additional contributions to be made by donors over the previously scheduled repayment periods of the cancelled loans. When MDRI becomes effective for a country, certain amounts previously disbursed to that country as loans are no longer repayable by the country and effectively take on the character of grants made by the Fund. Accordingly, loans cancelled under the MDRI are included in "Net Debt Relief" and reported in the Statement of Net Development Resources as allocation of development resources, with a corresponding offset to loans outstanding.

## Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

## Derivatives

The Fund uses foreign exchange forwards to mitigate its exposure to potential loss due to adverse movements in market foreign exchange rates. The Fund's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its Net Development Resources and outstanding loans, with the currency basket of the SDR (the Unit of Account). In keeping with the Fund's currency risk management policy, the Fund uses a combination of spot currency exchange transactions and foreign exchange forwards to realign any misalignment.

All foreign exchange forwards transactions are fair valued, with all realized and unrealized gains or losses recognized in income statement.

## Impairment of Financial Assets

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets included in its Net Development Resources is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on its receivable or treasury investments held at amortized cost (described in prior years as held to maturity investment), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the income statement. If a treasury investment at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Loans are not included in Net Development Resources and are therefore not subject to impairment.

## Fair Value Disclosure

The fair values of quoted financial assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1:     Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2:     Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3:     Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

*Investments:* Fair values for investment securities are based on quoted market prices, where available, using the bid prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA-, issued or unconditionally guaranteed by governments of member countries of the Bank or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Money market instruments include time deposits, certificates of deposit and other obligations with a maturity period of less than 1 year, issued or unconditionally guaranteed by banks and other financial institutions with a minimum rating of A.

*Derivative Financial Instruments:* The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Fund also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Fund's financial instruments are subject to both internal and periodic external reviews.

*Borrowings:* Borrowings are carried at amortized cost. These borrowings are concessional, unsecured and unsubordinated. The Fund retains the option to prepay, in part or in whole, the outstanding amounts without penalty. The providers of the concessional loans are allocated voting rights based on the cash paid, computed as the derived grant element of the loan that is a function of an agreed discount rate. The grant element is recorded as equity.

## Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the date of the Statement of Net Development Resources and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the date of the Statement of Net Development Resources.

The events that are indicative of conditions that arose after the date of the Statement of Net Development resources are disclosed, but do not result in an adjustment of the financial statements themselves.

## COVID-19

The World Health Organization declared the outbreak of COVID-19 - a pneumonia-like disease affecting people worldwide - a global pandemic on 11th March 2020. Currently, there are relatively few cases in Africa, the primary area of the Fund's business operations. However, due to its likely negative impact on commodity prices, financial markets, projected GDP growth, etc., this outbreak is expected to affect the global economy and markets.

As of 31st December 2019, the outbreak had no direct effect on the financial position of the Fund. However, because of its potential impact on the volatility of the fair value of certain financial assets and liabilities, the outbreak may affect the Fund's 2020 financial results. For now, it is not easy to determine the effect of the outbreak on the Fund's 2020 operations and financial results. The Fund continues to monitor the impact of the pandemic on its operations and financial results while ensuring the well-being and safety of its customers and other stakeholders.

## Note C – Risk management policies and procedures

In carrying out its development mandate, the Fund seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Fund is willing to assume to achieve its development mandate is limited by its commitment capacity. The Fund's overall risk management strategy is to minimize the exposure of its replenishment resources (the Commitment Capacity) to the risk of over-commitment and also to protect its Net Development Resources from currency translation losses that could negatively affect the Fund's long-term capacity to meet its development needs.

The policies, processes and procedures which the Fund uses to manage its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Fund's Board of Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Fund's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Fund manages its core and non-core risks are governed by the General Authority on Asset Liability Management (the ALM Authority) approved by the Board of Directors of the Fund.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Fund's liquid assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Fund's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Fund's entire array of ALM activities.

Under the umbrella of the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). The ALCO, chaired by the Vice President for Finance, is the oversight and control organ of the Fund's finance and treasury risk management activities.

The ALCO meets regularly to perform its oversight role. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk, financial projections, and financial products and services. In June 2012, the Bank Group also created the Credit Risk Committee (CRC), to ensure effective implementation of the Fund's credit policies and oversee all credit risk issues related to loan operations.

Day-to-day operational responsibility for implementing the Fund's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Fund.

## Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations to the Fund. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising essentially from its lending and treasury operations.

The Fund's credit risk arises from two principal sources: (i) sovereign credit risk arising from lending to its qualifying RMCs and (ii) counterparty credit risk on its portfolio of treasury investments and derivative transactions.

## Sovereign Credit Risk

The Fund provides concessional loans in order to fund economic and social development of its member countries which generally have a lower credit quality than ADB borrowers. Although loans are included in the financial statements as resources already allocated for development and therefore not included in the Net Development Resources, the Fund still manages sovereign credit risks to ensure equitable allocation of resources to eligible beneficiaries and ensure that expected reflows from loan repayments are properly monitored and managed. Country eligibility for loans is determined by assessing among other things, gross national income per capita, credit worthiness and performance. The Fund uses the International Monetary Fund/World Bank Debt Sustainability Framework (DSF) for Low-Income Countries, to make performance-based allocation (PBA) of ADF resources among the many competing needs in the continent and to ensure the funds are directed to areas they will be used most effectively. The PBA process, which is reviewed regularly, is also used to determine the proportion of ADF resources that is allocated in the form of grants to each qualifying borrower. On the basis of the debt sustainability analysis, certain countries are allocated grants-only resources, while others may receive a combination of loan and grant resources or loan resources only.

## Country Exposure

The Fund's exposures as at 31 December 2019 from its lending activities are summarized below:

## Summary of Loans as at 31 December 2019
(UA thousands)

| Country | N° of Loans * | Total Loans* | Unsigned Loan Amounts | Undisbursed Balance | Outstanding Balance | % of Total Outstanding Loans |
|---|---|---|---|---|---|---|
| Angola | 14 | 71,711 | - | 10,761 | 60,950 | 0.46 |
| Benin | 71 | 388,777 | - | 71,671 | 317,106 | 2.41 |
| Botswana | 14 | 36,211 | - | - | 36,211 | 0.27 |
| Burkina Faso | 65 | 507,655 | 6,500 | 96,422 | 404,733 | 3.07 |
| Burundi | 34 | 22,443 | - | - | 22,443 | 0.17 |
| Cameroon | 53 | 614,286 | 13,234 | 150,254 | 450,798 | 3.42 |
| Cabo Verde | 30 | 87,447 | - | 351 | 87,096 | 0.66 |
| Central African Republic | 21 | 3,753 | - | 53 | 3,700 | 0.03 |
| Chad | 45 | 107,126 | - | 14,705 | 92,421 | 0.70 |
| Comoros | 10 | 18,751 | 16,070 | 1,581 | 1,100 | 0.01 |
| Congo | 6 | 54,302 | - | 34,090 | 20,212 | 0.15 |
| Côte D'Ivoire | 30 | 251,978 | - | 133,826 | 118,152 | 0.90 |
| Democratic Republic of Congo | 41 | 307,447 | 39,998 | 178,461 | 88,988 | 0.68 |
| Djibouti | 22 | 104,014 | - | 22,351 | 81,663 | 0.62 |
| Egypt | 17 | 107,704 | - | - | 107,704 | 0.82 |
| Equatorial Guinea | 11 | 19,834 | - | - | 19,834 | 0.15 |
| Eritrea | 8 | 77,682 | - | 10,828 | 66,854 | 0.51 |
| Eswatini | 9 | 25,066 | - | - | 25,066 | 0.19 |
| Ethiopia | 73 | 1,680,225 | - | 216,273 | 1,463,952 | 11.11 |
| Gabon | 3 | 930 | - | - | 930 | 0.01 |
| Gambia | 34 | 40,518 | - | 7,079 | 33,439 | 0.25 |
| Ghana | 69 | 1,025,276 | 78,300 | 109,635 | 837,341 | 6.36 |
| Guinea | 48 | 239,931 | - | 130,985 | 108,946 | 0.83 |
| Guinea-Bissau | 32 | 37,732 | 1,060 | 15,712 | 20,960 | 0.16 |
| Kenya | 67 | 1,912,501 | 26,900 | 317,810 | 1,567,791 | 11.90 |
| Lesotho | 41 | 145,624 | 10,110 | 15,081 | 120,433 | 0.91 |
| Liberia | 13 | 165,890 | 4,590 | 70,940 | 90,360 | 0.69 |
| Madagascar | 66 | 346,931 | 9,650 | 25,772 | 311,509 | 2.36 |
| Malawi | 65 | 307,919 | - | 57,592 | 250,327 | 1.90 |
| Mali | 98 | 618,917 | - | 116,807 | 502,110 | 3.81 |
| Mauritania | 52 | 103,219 | - | 37,839 | 65,380 | 0.50 |
| Mauritius | 3 | 1,332 | - | - | 1,332 | 0.01 |
| Morocco | 6 | 23,904 | - | - | 23,904 | 0.18 |
| Mozambique | 69 | 767,365 | - | 112,124 | 655,241 | 4.97 |
| Namibia | 2 | 9,503 | - | - | 9,503 | 0.07 |
| Niger | 53 | 402,350 | 15,810 | 149,468 | 237,072 | 1.80 |
| Nigeria | 36 | 890,133 | - | 230,373 | 659,760 | 5.01 |
| Rwanda | 63 | 544,670 | - | 132,245 | 412,425 | 3.13 |
| São Tomé & Principe | 23 | 18,334 | - | 5,908 | 12,426 | 0.09 |
| Senegal | 73 | 598,173 | 10,000 | 104,475 | 483,698 | 3.67 |
| Seychelles | 3 | 3,531 | - | - | 3,531 | 0.03 |
| Sierra Leone | 31 | 125,590 | - | 28,457 | 97,133 | 0.74 |
| Somalia** | 18 | 66,070 | - | - | 66,070 | 0.50 |
| South Sudan | 1 | 8,434 | - | - | 8,434 | 0.06 |
| Sudan**+ | 15 | 178,413 | - | - | 178,413 | 1.35 |
| Tanzania | 92 | 1,939,898 | 40,000 | 311,497 | 1,588,400 | 12.06 |
| Togo | 18 | 38,741 | - | 19,974 | 18,767 | 0.14 |
| Uganda | 74 | 1,323,178 | 37,540 | 324,439 | 961,199 | 7.30 |
| Zambia | 51 | 426,891 | 15,500 | 78,010 | 333,381 | 2.53 |
| Zimbabwe** | 10 | 35,863 | - | - | 35,863 | 0.27 |
| Multinational | 18 | 282,699 | 222,650 | 49,280 | 10,769 | 0.08 |
| **Total** | **1,821** | **17,116,872** | **547,912** | **3,393,129** | **13,175,829** | **100.00** |

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At end of December 2019, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

* Excludes fully repaid loans and canceled loans.

** Countries in non-accrual status as at 31 December 2019.

Slight differences may occur in totals due to rounding.

## Counterparty Credit Risk

In the normal course of business, the Fund utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund. Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, the Fund minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Fund's minimum credit rating requirements and are approved by the Bank Group's Vice President for Finance. ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored by the Financial Management Department.

For trading counterparties, the Fund requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

| | Maturity | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 6 months | 1 year | 5 years | 10 years | 15 years | 30 years |
| Government | A/A2 | | | | AA-/Aa3 | AAA/Aaa |
| | Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/a1 or below. | | | | | |
| Government agencies and supranationals | A/A2 | | | | AA-/Aa3 | AAA/Aaa |
| Banks | A/A2 | | AA-/Aa3 | AAA/Aaa | | |
| Corporations including non-bank financial institutions | A/A2 | | AA-/Aa3 | AAA/Aaa | | |
| Mortgage Backed Securities (MBS) / Asset Backed Securities (ABS) | AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years. | | | | | |

The Fund uses derivatives in the management of its assets and liabilities. As a rule, the Fund executes an International Swaps and Derivatives Association (ISDA) master agreement and collateral exchange agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Fund has entered into a collateral exchange agreement. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a stipulated maximum for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Fund's credit limits after considering the benefits of any collateral.

| | Credit Risk Profile of the Investment and Derivative Portfolios | | |
| --- | --- | --- | --- |
| | AAA | AA+ to AA- | A+ and lower |
| 2019 | 32% | 21% | 47% |
| 2018 | 31% | 15% | 54% |
| 2017 | 16% | 15% | 69% |
| 2016 | 26% | 31% | 43% |
| 2015 | 38% | 54% | 8% |

## Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Fund's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for between 50 and 75 percent of the three years' moving average of expected disbursements.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if the need arises, the Fund divides its investment portfolio into two tranches with different liquidity objectives and benchmarks. The Fund's core liquidity portfolio, which is fair valued, is invested in highly liquid securities that can be readily liquidated if the need arises to meet the Fund's short-term liquidity needs. In addition to the trading portfolio, the Fund maintains a second tranche of liquidity under the broad category of amortized cost portfolio, which is held in a portfolio of fixed income securities intended to earn contractual cash flows.

## Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in the Fund's Net Assets, including its Net Development Resources and outstanding loans, the Fund's principal currency risk management objective is to ensure that it is able to provide the disbursement currencies requested by borrowers while minimizing the exposure of its net development resources to adverse exchange rate movements. To the extent possible, the Fund shall maintain the alignment of the currency composition of its Net Assets with the UA as the primary benchmark of its currency composition. The Fund may conduct currency exchange transactions for the following two reasons: (1) to align the currency composition of its Net Assets (loan and investment portfolios) with the UA, (2) for the purpose of providing ADF borrowers with the disbursement currencies requested.

## Interest Rate Risk

Interest rate risk is the potential for loss due to adverse movements in market interest rates. In seeking to earn a stable and reasonable return on invested liquidity, the Fund's principal interest rate risk management is to reduce the sensitivity of the Fund's investment returns to changes in market interest rates. To achieve this objective, the Fund's investments are managed in two portfolios: (1) an actively managed portfolio (the "Operational" Portfolio); and (2) a passively managed portfolio (the "Investment" Portfolio).

The Operational Portfolio provides a readily available source of liquidity to cover both expected and unexpected disbursements as well as any other probable cash outflows. The Operational Portfolio is managed against a 3-month LIBOR reference benchmark in each currency. Generally, investments in the Operational Portfolio are held for trading and are regularly marked to market.

The Investment Portfolio consists of funds that are not immediately required for loan disbursements and therefore may be invested for a longer horizon. Generally, investments in the Investment Portfolio are purchased with the intention to hold to collect the contractual cash flows and are not marked to market. The Investment Portfolio comprises two sub-portfolios, (1) an investment portfolio for income stabilization for the purpose of generating a stable income for the Fund and reducing the Fund's investment income sensitivity to interest rates. This portfolio is managed against a ten-year uniform re-pricing profile for each invested currency, and (2) an investment portfolio for accelerated encashments for the purpose of investing proceeds from accelerated encashments to recoup the discount granted to State Participants, minimizing or eliminating interest rate risk on accelerated encashments. This portfolio is managed against a target rate, which is the discount rate agreed with State Participants.

In October 2016, the International Monetary Fund formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF's Special Drawing Rights (SDR) basket with a weight of 10.92 percent. In line with the Fund's policy to align, to the extent possible, its net assets to SDR, Management approved the disposal of certain financial assets held at amortized cost (denominated in USD, Euro and GBP) to fund the acquisition of Chinese Yuan Renminbi financial assets.

## Interest Rate Risk Position as at 31 December 2019
(UA thousands)

| | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash | 1,413,598 | - | - | - | - | - | 1,413,598 |
| Investments | 442,790 | 498,082 | 313,601 | 52,951 | 146,611 | 545,753 | 1,999,788 |
| Demand obligations | 616,231 | 421,436 | 455,889 | 264,769 | 178,111 | 217,281 | 2,153,717 |
| Accounts receivable | 68,544 | - | - | - | - | - | 68,544 |
| | 2,541,163 | 919,518 | 769,490 | 317,720 | 324,722 | 763,034 | 5,635,647 |
| **Liabilities** | | | | | | | |
| Accounts payable | (71,756) | - | - | - | - | - | (71,756) |
| Borrowings | - | - | - | - | - | (680,780) | (680,780) |
| | (71,756) | - | - | - | - | (680,780) | (752,536) |
| **Net Development Resources at 31 December 2019** | **2,469,407** | **919,518** | **769,490** | **317,720** | **324,722** | **82,254** | **4,883,111** |

## Interest Rate Risk Position as at 31 December 2018
(UA thousands)

| | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash | 1,297,505 | - | - | - | - | - | 1,297,505 |
| Investments | 1,138,467 | 103,054 | 54,010 | 54,680 | 53,720 | 482,026 | 1,885,957 |
| Demand obligations | 716,429 | 625,600 | 420,311 | 300,972 | 101,929 | 129,212 | 2,294,453 |
| Accounts receivable | 62,205 | - | - | - | - | - | 62,205 |
| | 3,214,606 | 728,654 | 474,321 | 355,652 | 155,649 | 611,238 | 5,540,120 |
| **Liabilities** | | | | | | | |
| Accounts payable | (76,046) | - | - | - | - | - | (76,046) |
| Borrowings | - | - | - | - | - | (510,491) | (510,491) |
| | (76,046) | - | - | - | - | (510,491) | (586,537) |
| **Net Development Resources at 31 December 2018** | **3,138,560** | **728,654** | **474,321** | **355,652** | **155,649** | **100,747** | **4,953,583** |

## Note D – Financial assets and liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

## Analysis of Financial Assets and Liabilities by Measurement Basis
(UA thousands)

| 31 December 2019 | Financial Assets and Liabilities through Profit or Loss | | Financial Assets and Liabilities at Amortized Cost | Total Carrying Amount | Fair Value |
| --- | --- | --- | --- | --- | --- |
| | Mandatorily at Fair value | Designated at Fair Value | | | |
| Cash | - | - | 1,413,598 | 1,413,598 | 1,413,598 |
| Treasury investments | 1,082,943 | - | 916,845 | 1,999,788 | 1,999,731 |
| Demand obligations | - | - | 2,153,717 | 2,153,717 | 2,153,717 |
| Accounts receivable | - | - | 68,544 | 68,544 | 68,544 |
| **Total financial assets** | **1,082,943** | **-** | **4,552,704** | **5,635,647** | **5,635,590** |
| | | | | | |
| Other Liabilities | - | - | 71,756 | 71,756 | 71,756 |
| Borrowings | - | - | 680,780 | 680,780 | 680,780 |
| **Total financial liabilities** | **-** | **-** | **752,536** | **752,536** | **752,536** |

(UA thousands)

| 31 December 2018 | Financial Assets and Liabilities through Profit or Loss | | Financial Assets and Liabilities at Amortized Cost | Total Carrying Amount | Fair Value |
| --- | --- | --- | --- | --- | --- |
| | Mandatorily at Fair value | Designated at Fair Value | | | |
| Cash | - | - | 1,297,505 | 1,297,505 | 1,297,505 |
| Treasury investments | 1,009,439 | - | 876,518 | 1,885,957 | 1,885,982 |
| Demand obligations | - | - | 2,294,453 | 2,294,453 | 2,294,453 |
| Accounts receivable | - | - | 62,205 | 62,205 | 62,205 |
| **Total financial assets** | **1,009,439** | **-** | **4,530,681** | **5,540,120** | **5,540,145** |
| | | | | | |
| Other Liabilities | - | - | 76,046 | 76,046 | 76,046 |
| Borrowings | - | - | 510,491 | 510,491 | 510,491 |
| **Total financial liabilities** | **-** | **-** | **586,537** | **586,537** | **586,537** |

The composition of investments as at 31 December 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
| --- | --- | --- |
| Treasury Investments Mandatorily measured at FVTPL | 1,082,943 | 1,009,439 |
| Treasury investments at amortized cost | 916,845 | 876,518 |
| **Total** | **1,999,788** | **1,885,957** |

## Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Fund's treasury investments measured at FVTPL at 31 December 2019 and 2018 follows:

(UA millions)

| | Chinese Yuan | | US Dollar | | Euro | | Other currencies | | All Currencies | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Time deposits | - | - | 28.74 | 34.35 | 28.22 | 21.11 | 10.10 | 20.18 | 67.06 | 75.64 |
| Asset-backed securities | - | - | 0.03 | 0.05 | - | - | - | - | 0.03 | 0.05 |
| Government and agency obligations | 31.03 | 31.47 | 58.51 | 64.77 | 127.54 | - | 228.31 | 317.11 | 445.39 | 413.35 |
| Corporate bonds | - | - | 7.80 | 44.33 | 14.13 | 8.29 | - | - | 21.93 | 52.62 |
| Financial institutions | - | - | 62.18 | 100.39 | 47.05 | 17.64 | 308.99 | 267.14 | 418.22 | 385.17 |
| Supranational | 62.06 | - | 31.18 | 25.14 | - | 20.97 | 37.07 | 36.50 | 130.31 | 82.61 |
| **Total** | **93.09** | **31.47** | **188.44** | **269.03** | **216.94** | **68.01** | **584.47** | **640.93** | **1,082.94** | **1,009.44** |

The contractual maturity structure of investments measured at FVTPL at 31 December 2019 and 2018 was as follows:

(UA millions)

| | 2019 | 2018 |
| --- | --- | --- |
| One year or less | 341.63 | 455.13 |
| More than one year but less than two years | 391.17 | 153.50 |
| More than two years but less than three years | 313.60 | 347.08 |
| More than three years but less than four years | - | 9.29 |
| More than four years but less than five years | 36.51 | 44.38 |
| More than five years | 0.03 | 0.06 |
| **Total** | **1,082.94** | **1,009.44** |

## Treasury Investments at Amortized Cost

A summary of the Fund's treasury investments at amortized cost at 31 December 2019 and 2018 follows:

(UA millions)

| | Chinese Yuan | | US Dollar | | Euro | | Other currencies | | All Currencies | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Government and agency obligations | 375.74 | 436.38 | 5.22 | 13.92 | 23.86 | 24.21 | 482.04 | 315.94 | 886.86 | 790.45 |
| Supranational | - | - | 16.70 | 27.11 | 13.29 | 58.96 | - | - | 29.99 | 86.07 |
| **Total** | **375.74** | **436.38** | **21.92** | **41.03** | **37.15** | **83.17** | **482.04** | **315.94** | **916.85** | **876.52** |

The contractual maturity structure of investments at amortized cost at 31 December 2019 and 2018 was as follows:

(UA millions)

| | 2019 | 2018 |
| --- | --- | --- |
| One year or less | 101.16 | 129.04 |
| More than one year but less than two years | 106.91 | 103.05 |
| More than two years but less than three years | - | 54.01 |
| More than three years but less than four years | 52.95 | 54.68 |
| More than four years but less than five years | 110.10 | 53.72 |
| More than five years | 545.73 | 482.02 |
| **Total** | **916.85** | **876.52** |

## Futures Contracts

The Fund has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2019, the Fund had futures with a notional value of Euro 601 million, GBP 1,258 million, USD 2,272 million and CAD 637 million. The carrying value of Euro, GBP, USD and CAD had a positive market value of UA 0.49 million, UA 1.19 million, UA 1.64 million and UA 0.35 million, respectively (in the money).

## Note E – Demand obligations

Demand obligations represent subscription payments made by participants, in accordance with Article 9 of the Agreement. These obligations take the form of non-negotiable, non-interest-bearing notes payable at their par value on demand. The Board of Governors has agreed that the encashment of these notes will be governed by the Fund's disbursement requirements.

## Note F – Development activities

According to the Fund's loan regulations, loans are expressed in UA and repaid in the currency disbursed.

### Project Loans and Lines of Credit

Loans to ADF-Only Countries are generally granted under conditions that allow for repayment over 40 years including a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 2 percent per annum and from years 21 through 40 at a rate of 4 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans approved after June 1996 carry a 0.50 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 120 days from the date of signature of the loan agreement. With effect from the ADF 12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years' maturity including a grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under ADF-13, further differentiated lending terms were adopted with the view of preserving the long-term financial sustainability and capacity of the Fund. ADF-Only Countries are grouped into two subgroups based on their GNI per capita. Countries with GNI per capita below the average for the group are called "ADF-Only Regular Countries" and benefit from the standard terms referred to above. Countries with GNI per capita above the average of the group are called "ADF-Only Advance Countries"; their financing terms differ from the Regular subgroup through a shorter grace period of 5 years and equal and consecutive principal amortization after grace period. The new lending terms require the acceleration of loan repayment for member countries that fulfil the requirements for graduation to ADB window. Financial incentives are also offered to ADB graduated countries for voluntary loan prepayment to ADF.

ADF Lending Terms:

| Category | Sub-groups | Maturity (years) | Grace period (years) | First period (years) | Amortization rate | Second period (years) | Amortization rate | Service charge (%) | Commitment fee (%) | Interest rate | Concessionality |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **ADF-only** | Regular: 40/10 | 40 | 10 | 10 | 2.0% | 20 | 4.0% | 0.75 | 0.50 | 0.0% | 61% |
| | Advance: 40/5 | 40 | 5 | - | 2.9% | - | 2.9% | 0.75 | 0.50 | 0.0% | 51% |
| **Blend, Gap and Graduating** | Blend/Gap/Graduating: 30/5 | 30 | 5 | - | 4.0% | - | 4.0% | 0.75 | 0.50 | 1.0% | 35% |

Of the undisbursed balances of loans signed, the Fund may enter into special irrevocable commitments to pay amounts to borrowers or others in respect of the cost of goods and services to be financed under loan agreements. As at 31 December 2019, outstanding irrevocable reimbursement guarantees to commercial banks amounted to UA 0.51 million (2018: UA 16.70 million).

As at 31 December 2019, loans made to or guaranteed by certain borrowers with an aggregate principal balance outstanding of UA 280.35 million (2018: UA 279.26 million) of which UA 152.78 million (2018: UA 144.29 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended 31 December 2019, would have been higher by UA 2.16 million (2018: UA 2.14 million). At 31 December 2019, the cumulative charges not recognized on the non-accrual loans amounted to UA 52.14 million, compared to UA 49.80 million at 31 December 2018.

The Fund also provides innovative financial instruments in the form of "Partial Risk Guarantees (PRGs) and, Partial Credit Guarantee (PCG) for the purpose of better leveraging resources by sharing or mitigating risk and crowding in other sources of financing. ADF guarantees allow borrowers and project companies to get access to new sources of financing and to improve financing terms and conditions.

The PRGs product is a financial guarantee that covers private sector projects against a government or government owned entity's failure to meet its specified contractual obligations to the project. As at 31 December 2019, guarantees provided by the Fund to private entities on account of its borrowers amounted to UA 239.86 million (2018: UA 159.65 million).

The PCGs covers debt service on scheduled payments of commercial debt, against all risks or specific events of defaults by borrowers from both public and private sectors. PCGs support private sector entities, government and State Owned Enterprises (SOEs) in mobilizing debt from commercial lenders/investors to finance their activities and projects. Governments can also use PCGs in the form of Policy Based Guarantees (PBGs) to raise commercial financing in support of their strategic reforms under the Policy Based Operations Framework (Budget Support operations). As at 31 December 2019, PCGs provided by the Fund amounted to UA 30.18 million (2018:UA 30.72 million).

At 31 December 2019, outstanding loans amounted to UA 13,175.83 million (2018: UA 12,520.90 million).

## Private Sector Credit Enhancement Facility

The Private Sector Credit Enhancement Facility (the Facility or PSF) was established with the approval of the Board of Governors of the Consultative Meeting on the Thirteenth replenishment (ADF-13 Report) on January 31, 2014. The PSF provides credit enhancement guarantees to eligible private sector loans in ADF – eligible countries. This is geared towards catalyzing additional private investment in these countries. The PSF is operationally and financially autonomous from the Fund and its establishing framework explicitly precludes it from having recourse to the Fund for any losses that it may incur.

As at December 31, 2019, the total available resources to the Private Sector Enhancement Facility (the PSF) were UA 365 million. This is made up of a UA 165 million grant allocated by the Fund in 2014 for the establishment of the PSF to encourage increased development financing in the ADF countries and an additional contribution of UA 200 million, approved in 2017, under the Fourteenth Replenishment of the ADF.

As at 31 December 2019, credit enhancement of UA 440.73 million had been signed.

## Maturity and Currency Composition of Outstanding Loans

The maturity distribution of outstanding loans as at 31 December 2019 and 2018 was as follows:

(Amounts in UA millions)

|  | 2019 | | 2018 | |
|---|---|---|---|---|
|  | Amount | % | Amount | % |
| One year or less* | 287.54 | 2.18 | 257.85 | 2.06 |
| More than one year but less than two years | 149.09 | 1.13 | 128.95 | 1.03 |
| More than two years but less than three years | 178.45 | 1.35 | 145.97 | 1.17 |
| More than three years but less than four years | 199.67 | 1.52 | 173.27 | 1.38 |
| More than four years but less than five years | 223.85 | 1.70 | 192.66 | 1.54 |
| More than five years | 12,137.23 | 92.12 | 11,622.20 | 92.82 |
| **Total** | **13,175.83** | **100.00** | **12,520.90** | **100.00** |

*Include the arrears on loans.*

The currency composition of outstanding loans as at 31 December 2019 and 2018 was as follows:

(Amounts in UA millions)

| Currency | 2019 Amount | 2019 % | 2018 Amount | 2018 % |
|---|---|---|---|---|
| Canadian Dollar | 9.20 | 0.07 | 8.92 | 0.07 |
| Danish Krone | 8.65 | 0.07 | 9.01 | 0.07 |
| Euro | 3,969.79 | 30.13 | 3,900.78 | 31.15 |
| Japanese Yen | 616.10 | 4.68 | 617.14 | 4.93 |
| Norwegian Krone | 14.16 | 0.11 | 14.36 | 0.11 |
| Pound Sterling | 620.05 | 4.71 | 601.97 | 4.81 |
| Swedish Krona | 8.29 | 0.06 | 8.88 | 0.07 |
| Swiss Franc | 43.45 | 0.33 | 44.23 | 0.35 |
| United States Dollar | 7,863.38 | 59.68 | 7,315.27 | 58.44 |
| Others | 22.76 | 0.16 | 0.34 | 0.00 |
| **Total** | **13,175.83** | **100.00** | **12,520.90** | **100.00** |

*Slight differences may occur in total due to rounding.*

## Grants and Technical Assistance Activities

Under the Fund's lending policy, 5 percent of the resources available under the third and fourth general replenishments, 10 percent under the fifth and sixth general replenishments, and 7.5 percent under the seventh and eighth general replenishments were allocated as grants and grant-based technical assistance for the identification and preparation of development projects or programs in specified member countries. In addition, amounts in the range of 18 to 21 percent of the total resources under the ninth replenishment were set aside in the form of grants for permitted uses, including technical assistance and project financing. Grants do not bear charges. The share of grants under the tenth, eleventh, twelfth, thirteenth and fourteenth general replenishments are based on a country-by-country analysis of debt sustainability.

Technical assistance loans do not carry charges.

## HIPC Debt Relief Initiative

Under the original framework of HIPC, selected loans to beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the net present value of the loans as calculated using the methodology agreed under the initiative. Following the signature of a HIPC debt relief agreement, loans identified for payment were written down to their estimated net present value. The amount of the write-down, representing the difference between the book value and net present value of the loans, was shown as an allocation of development resources. The amount of UA 71.08 million which was the write-down in respect of the debt relief granted to Mozambique in 1999 under the original HIPC framework is included in the amount stated as net debt relief in the Statement of Net Development Resources. The outstanding balance and net present value of the loans owed by Mozambique and sold to the HIPC Trust Fund in 1999 were UA 132.04 million and UA 60.96 million, respectively.

In 1999, the HIPC initiative was enhanced to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are currently eligible, debt relief is delivered through annual debt service reductions which allow the release of up to 80 percent of annual debt service obligations as they come due until the total net present value (NPV) of debt relief, determined by the debt sustainability analysis (DSA), is provided. Interim financing of up to 40 percent of total debt relief is granted between the decision and completion points. Total contributions by the Fund to the HIPC initiative at 31 December 2019 amounted to UA 184 million and are shown as allocation of development resources in the Statement of Net Development Resources.

## Multilateral Debt Relief Initiative

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC initiative. Through the Development Committee Communiqué of 25 September 2005, the donor community expressed its support for the MDRI, and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation is delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors are expected to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. Since disbursed and outstanding loans are already excluded from net development resources, the debt cancellation did not have an impact on the Fund's balance of net development resources. Cancellation of ADF debts are effected when other eligible countries reach the HIPC completion point.

At 31 December 2019, a gross amount of UA 5.68 billion (2018: UA 5.68 billion) of outstanding loans had been cancelled under MDRI for 30 (2018: 30) HIPC completion-point countries. Of this amount, 1,225.99 million (2018: UA 1,225.99 million) in nominal terms were converted by the HIPC Trust Fund. The present value of the converted loans was UA 942.71 million (2018: UA 942.71 million). As of 31 December 2019, the present value amounts have been transferred from the HIPC Trust Fund to ADF.

A summary of debt relief granted under HIPC and MDRI as at 31 December 2019 and 2018 follows:

(UA thousands)

| | 2019 HIPC | MDRI | Total | 2018 HIPC | MDRI | Total |
|---|---|---|---|---|---|---|
| Balance at 31 December | 235,096 | 4,719,976 | 4,955,072 | 235,096 | 4,719,976 | 4,955,072 |

## Special Arrears Clearance Mechanism

*Arrears Clearance Mechanism for DRC* – In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the HIPC initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

*Fragile States Facility Framework* – The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the HIPC decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004 established the Post Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Transition Support Facility (TSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the TSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/TSF are not used to clear the debt owed to the Bank by beneficiary countries.

## Note G – Subscriptions and contributions

The Fund's initial subscriptions were provided by the Bank and the original State Participants to the Agreement, and states acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of a special general increase and fourteen general replenishments. Details of these movements are shown in the Statement of Subscriptions and Voting Power in Note N.

The Board of Governors, by its resolution ADF/BG/2017/01 of April 27, 2017, approved the fourteenth general replenishment of the Fund (ADF-14), following the Deputies agreement for a replenishment level of UA 4.23 billion, of which UA 0.98 billion represents internally generated resources, for the three-year operational period, 2017 to 2019. ADF-14 came into effect in June 2017 after the State Participants had deposited with the Fund, enough instruments of subscriptions and the approval by the Board of Directors for the use of the internally generated resources for operational commitments. As at December 31, 2019, subscriptions to ADF-14 amounted to UA 3.34 billion.

At 31 December 2019, cumulative contributions pledged on account of the MDRI amounted to UA 5.79 billion of which UA 1.32 billion had been paid and included in total subscriptions. Consistent with the resolution approving MDRI, the contributions paid entitle the State Participants to voting rights, as reflected in Note N.

Gains or losses arising from translation of subscriptions and contributions received into UA are recorded in the Cumulative Exchange Adjustment on Subscriptions account in the Statement of Net Development Resources.

## Note H – Other resources

In conformity with the findings of the UN General Assembly, the Board of Directors accepted that the former Socialist Federal Republic of Yugoslavia no longer exists as a state under international law and hence is no longer a State Participant in the Fund or a member of the Bank. Pursuant to a decision of the Board of Directors of the Fund in 1993, the subscriptions of the former Socialist Federal Republic of Yugoslavia in the Fund less the unpaid portion, are deemed to have become part of the permanent patrimony of the Fund and are not returnable to any entity. Accordingly, the amounts of the paid subscriptions are reported as part of other resources in the Statement of Net Development Resources.

Also included in other resources is a total of UA 737.99 million representing contributions by the Bank of UA 735.99 million, and by the Government of Botswana of UA 2 million towards the Fund's activities, in accordance with Article 8 of the Agreement.

## Note I – Reserves

Reserves as at 31 December 2019 and 2018 were as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Reserves at 1 January | (600,627) | (526,556) |
| Deficit for the year | (86,883) | (74,071) |
| **Balance at 31 December** | **(687,510)** | **(600,627)** |

## Note J – Borrowings

The Fund's borrowings comprise of concessional loans from three State participants. The borrowings are concessional, unsecured and unsubordinated and the Fund retains the option to prepay, in part or in whole, the outstanding amounts without penalty. These borrowings are carried and reported at amortized cost. The lenders are allocated voting rights based on the cash paid, computed as the derived grant element. The grant element, is recorded as equity and is a function of the agreed discount rate. The grant element is amortized over the life of the borrowing. As of 31 December 2019, the Fund's borrowings outstanding amounted to UA 680.78 million (2018: UA 510.49 million). These borrowings have original maturities of 20 years and 40 years, with the final maturity being 2057.

## Note K – Trust Funds

The Fund has available resources entrusted to it under Article 8 of the Agreement, which empowers the Fund to receive other resources including grants from State Participants, non-participating countries, and from any public or private body or bodies.

At 31 December 2019, the undisbursed balance of trust fund resources was UA 5.64 million (2018: UA 4.87 million) representing the balance of a grant received from Japan for the development of human resources in Africa.

Resources of the trust funds are kept separate from those of the ADF.

## Note L – Administrative expenses

Pursuant to Article 31 of the Agreement, the Fund reimburses the ADB for the estimated fair value of its use of the latter's offices, staff, organization, services and facilities. The amount of such administrative expenses reimbursed is based on a predetermined cost-sharing formula, which is driven, in large part, by the Fund's relative share of the number of programs and projects executed during the year by the Bank Group. The administrative expenses incurred by the Fund for the year ended 31 December 2019 amounted to UA 234.18 million (2018: UA 235.75 million).

## Note M – Related parties

The general operation of the Fund is conducted by a 14-member Board of Directors, of which 7 members are selected by the Bank. The Bank exercises 50 percent of the ADF's voting power and the President of the Bank is the ex-officio President of the Fund. In accordance with the Agreement, the Fund utilizes the offices, staff, organization, services and facilities of the ADB (the Bank) to carry out its functions, for which it reimburses the Bank as disclosed in Note L. In this regard, the Bank administers the resources of the Fund. The Fund also administers trust funds entrusted to it by one of its State Participants.

## Note N – Statement of subscriptions, contributions and voting power as at 31 December 2019

(UA thousands)

| State participants / Donors | Subscriptions | | | | | | Payment Positions | | | | MDRI | Voting Power | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Initial & Special Increase | ADF-1 to ADF-13 Installments | ADF-14 Installment | Grants Compensation | Grant element of Concessional Loans | | Total Subscriptions | Total Installments Paid | Installments Due | Installments not yet Payable | Payments Received | Number of Votes | % |
| 1 ADB | 5,987 | 105,754 | - | - | - | | 111,741 | 111,741 | - | - | - | 1,000.000 | 50.000 |
| 2 Angola | 9,691 | - | 5,204 | - | - | | 14,895 | 14,895 | - | . | - | 0.492 | 0.024 |
| 3 Argentina | 1,842 | 16,789 | - | - | - | | 18,631 | 1,842 | 7,018 | 9,771 | - | 0.061 | 0.003 |
| 4 Austria | 13,816 | 472,417 | 91,868 | 1,209 | - | | 579,310 | 579,310 | - | - | 21,864 | 19.855 | 0.986 |
| 5 Belgium | 2,763 | 532,334 | 56,587 | 1,338 | - | | 593,022 | 558,261 | - | 34,761 | 28,542 | 19.381 | 0.962 |
| 6 Brazil | 2,763 | 140,866 | - | - | - | | 143,629 | 143,629 | - | - | - | 4.664 | 0.234 |
| 7 Canada | 20,724 | 1,771,970 | 179,162 | 773 | - | | 1,972,629 | 1,972,629 | - | - | 95,664 | 68.628 | 3.407 |
| 8 China | 13,816 | 506,203 | 86,292 | 282 | - | | 606,593 | 606,593 | - | - | 30,234 | 20.962 | 1.046 |
| 9 Denmark | 6,447 | 656,320 | 66,340 | 1,464 | - | | 730,571 | 730,571 | - | - | 20,031 | 24.804 | 1.231 |
| 10 Egypt* | - | 2,629 | 1,427 | - | - | | 4,056 | 4,056 | - | - | - | 0.000 | 0.000 |
| 11 Finland | 1,842 | 560,489 | 48,956 | 1,290 | - | | 612,577 | 572,526 | - | 40,051 | 27,620 | 19.721 | 0.979 |
| 12 France | 8,809 | 2,635,406 | 290,037 | 7,156 | 64,096 | | 3,005,504 | 3,005,504 | - | - | 169,419 | 104.932 | 5.210 |
| 13 Germany | 13,816 | 2,679,971 | 403,800 | 6,193 | - | | 3,103,780 | 3,103,780 | - | - | 121,710 | 106.530 | 5.289 |
| 14 India | 5,526 | 86,333 | 10,657 | 144 | 2,691 | | 105,351 | 105,351 | - | - | 3,204 | 3.585 | 0.178 |
| 15 Italy | 9,211 | 1,680,719 | 197,424 | 3,460 | - | | 1,890,814 | 1,771,767 | - | 119,047 | 82,280 | 56.419 | 2.887 |
| 16 Japan | 13,816 | 2,751,364 | 234,702 | 6,153 | 68,471 | | 3,074,506 | 3,074,506 | - | - | 123,036 | 105.606 | 5.243 |
| 17 Korea | 9,211 | 257,202 | 62,628 | 539 | - | | 329,580 | 329,580 | - | - | 12,645 | 11.303 | 0.561 |
| 18 Kuwait | 4,974 | 174,710 | 8,462 | 139 | - | | 188,285 | 188,285 | - | - | 13,118 | 6.652 | 0.330 |
| 19 Luxembourg | 14,514 | - | 8,356 | - | - | | 22,870 | 22,869 | - | - | - | 0.755 | 0.038 |
| 20 Netherlands | 5,526 | 1,103,398 | 149,422 | 3,218 | - | | 1,261,564 | 1,261,564 | - | - | 60,767 | 43.278 | 2.149 |
| 21 Norway | 6,908 | 1,185,399 | 139,163 | 2,978 | - | | 1,334,448 | 1,334,448 | - | - | 65,184 | 46.427 | 2.305 |
| 22 Portugal | 7,368 | 174,766 | 7,611 | 502 | - | | 190,247 | 187,399 | - | 2,848 | 10,408 | 6.533 | 0.324 |
| 23 Saudi Arabia | 8,290 | 275,409 | 14,267 | 81 | - | | 298,047 | 298,047 | - | - | 6,206 | 10.061 | 0.500 |
| 24 South Africa* | 1,794 | 45,688 | 7,809 | 102 | - | | 55,393 | 55,393 | - | - | 9,562 | 0.000 | 0.000 |
| 25 Spain | 2,763 | 601,636 | 12,912 | 1,888 | - | | 619,200 | 607,089 | - | 12,111 | 49,373 | 21.682 | 1.076 |
| 26 Sweden | 8,289 | 1,313,258 | 171,529 | 3,323 | - | | 1,496,399 | 1,496,399 | - | - | 73,654 | 51.855 | 2.574 |
| 27 Switzerland | 5,701 | 920,450 | 125,795 | 2,239 | - | | 1,054,185 | 1,054,185 | - | - | 104,694 | 38.275 | 1.900 |
| 28 Turkey | 40,693 | - | 713 | - | - | | 41,406 | 41,406 | - | - | - | 1.368 | 0.068 |
| 29 United Arab Emirates | 4,145 | 4,145 | - | - | - | | 8,290 | 8,290 | - | - | - | 0.274 | 0.014 |
| 30 United Kingdom | 7,873 | 2,604,221 | 437,042 | 6,025 | - | | 3,055,161 | 3,055,161 | - | - | 144,955 | 100.449 | 5.247 |
| 31 United States of America | 20,724 | 2,989,756 | 360,638 | 7,801 | - | | 3,378,919 | 3,127,072 | - | 234,045 | 47,944 | 105.450 | 5.235 |
| Supplementary/ Voluntary contributions | - | 109,714 | 46,812 | 4,320 | - | | 160,846 | 178,648 | - | - | - | 0.000 | 0.000 |
| **Total** | **279,642** | **26,359,316** | **3,225,616** | **62,618** | **135,258** | | **30,062,450** | **29,602,796** | **7,018** | **452,634** | **1,322,114** | **2,000.000** | **100.000** |
| **Supplementary information:** | | | | | | | | | | | | | |
| Supplementary contributions through accelerated encashment to reduce the gap | - | 65,321 | 9,260 | 4,318 | - | | 78,899 | 95,302 | - | 5,320 | 6,892 | | |

*Donors to the Fund.*
*Slight differences may occur in totals due to rounding.*

## Note O – Approval of special purpose financial statements

On March 31, 2020, the Board of Directors authorized these financial statements for issue to the Board of Governors. Due to the COVID-19 Pandemic, the financial statements are expected to be approved by the Board of Governors by postal ballot.

**African Development Fund**

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

## Independent Auditor's Report on the special purpose Financial Statements

## Year ended December 31, 2019

To the Board of Governors of the African Development Fund

### Opinion

We have audited the accompanying special purpose financial statements of the African Development Fund which comprise the statement of net development resources as at December 31, 2019 and the statement of income and expenses and other changes in development resources, the statement of comprehensive income and the statement of cash flows for the year then ended, and notes comprising significant accounting policies and other explanatory information as set out in notes A to O.

These special purpose financial statements were approved on March 31, 2020 by the Board for transmission to the Board of Governors considering the information available at that time regarding the evolving context of the health crisis related to the COVID-19 pandemic.

In our opinion, the accompanying special purpose financial statements have been prepared, in all material respects, in accordance with the accounting and financial reporting matters as set out in the accounting policies in note B to the special purpose financial statements for the year ended December 31, 2019.

### Basis for Opinion

*Audit Framework*

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

*Independence*

We are independent of the Fund in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

**Deloitte.**

**Other information**

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

**Responsibilities of Management and Those Charged with Governance for the Financial Statements**

Management is responsible for the preparation and fair presentation of the special purpose financial statements in accordance with articles 26(v), 35(1) and 35(3) of the Agreement Establishing the Fund and the accounting policies set out in note B to the special purpose financial statements, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the special purpose financial statements, management is responsible for assessing the Fund's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Fund or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Fund's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The special purpose financial statements were approved by the Board for transmission to the Board of Governors.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Fund's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Fund to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris – La Défense, March 31st 2020

The independent auditor
**Deloitte & Associés**



**Pascal COLIN**

## ADF administrative budget for financial year 2020
(UA thousands)

| | |
|---|---|
| Management Fees* | 243,120 |
| Direct Expenses | 170 |
| **Total** | **243,290** |

*\* The amount represents the African Development Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services, and facilities based on a formula approved by the Fund's Board.*

# NIGERIA TRUST FUND

## FINANCIAL MANAGEMENT

### NTF Resources

The Nigeria Trust Fund (NTF) is a special fund administered by the Bank. The Fund's resources primarily consist of subscriptions by the Federal Republic of Nigeria. The NTF was established in 1976, for an initial period of thirty (30) years, when an agreement establishing the NTF was executed between the Bank and the Federal Republic of Nigeria, with a provision for extension by mutual agreement. After two annual extensions in 2006 and 2007, the operation of the NTF was extended for ten years with effect from 26 April 2008, following a positive evaluation of its performance during the initial thirty (30) years of operation. Following the approval of the Federal Government of Nigeria, the Agreement was extended for an additional period of five years starting from 25 April 2018.

### Loan Products

NTF provides financing in the form of loans to the least developed and low-income regional member countries at concessionary rates in order to enhance economic development and social progress in Africa. In the past the NTF has provided concessional financing exclusively to public sector operations. However, for the extension period to 2018, the Fund's mandate has been expanded to cover financial support to private sector operations as well, including the microfinance subsector.

### Investments

The cash and treasury investments of the NTF, all denominated in US Dollars, amounted to UA 103.20 million at 31 December 2019 compared to UA 107.72 million at the end of 2018. Investment income for 2019 was UA 2.82 million, representing a return of 2.64 percent, on an average liquidity level of UA 106.80 million, compared to an income of UA 2.25 million representing a return of 2.05 percent on an average liquidity of UA 109.55 million in 2018. The portfolio outperformed its benchmark in 2019 by 27 basis points.

### Loan Portfolio

Cumulative loans signed, net of cancellations, as at 31 December 2019 amounted to UA 353.12 million. This represents an increase of UA 17.29 million over the balance at 31 December 2018 which stood at UA 335.83. Loan approvals during 2019 amounted to UA 4.00 million. This represents a decrease of UA 9.30 million compared to approvals in 2018 which stood at UA 13.30 million. Table 1.7 below presents the evolution of loans approved, loans and the undisbursed balances from 2015 to 2019. As at 31 December 2019 there were 36 active loans with an outstanding amount of UA 76.16 million and 54 fully repaid loans amounting to UA 176.57 million.

#### Disbursements

Disbursements increased from UA 10.97 million in 2018 to UA 12.39 million in 2019. As at 31 December 2019, cumulative disbursements amounted to UA 290.37 million (2018: UA 278.03). A total of 72 loans amounting to UA 245.80 million were fully disbursed as at 31 December 2019, representing 84.65 percent of cumulative disbursements on that date. Figure 1.4 shows the evolution of loan disbursements and repayments over the past five years.

#### Repayments

Principal loan repayments amounted to UA 4.00 million in 2019 compared to UA 3.07 million in 2018, representing an increase of 30.29 percent over the previous year. Cumulative repayments as of December 2019 stood at UA 204.95 million.

### Risk Management Policies and Processes

The NTF, like the Bank, seeks to reduce its exposure to risks that are not essential to its core business of providing development related assistance, such as liquidity, currency and interest rate risks. The Fund follows stringent risk management procedures in managing these risks. Note D to the Financial Statements of the Fund provides the details of the risk management policies and practices employed by NTF.

## Table 1.7
## Lending Status, 2015–2019
(UA millions)

|  | 2015 | 2016 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|
| Loans Approved | 12.50 | 18.46 | - | 13.30 | 4.00 |
| Disbursements | 7.47 | 10.98 | 7.41 | 10.97 | 12.34 |
| Undisbursed Balances | 71.79 | 60.81 | 68.77 | 57.80 | 62.75 |

## FINANCIAL RESULTS

The NTF's revenue for 2019 was UA 4.10 million representing an increase of 16.47 percent from UA 3.52 million earned in 2018, mainly due to an increase in income from loans and investments.

NTF's income before distributions approved by the Board of Governors increased by UA 0.24 million from UA 2.66 million in 2018 to UA 2.90 million in 2019.

Administrative expenses representing the NTF's share of the total shareable expenses of the ADB Group, increased by UA 0.12 million from UA 0.70 million in 2018 to UA 0.82 million in 2019. As noted earlier, the NTF's share of the total shareable expenses of the ADB Group is based on a predetermined cost-sharing formula, which is driven by the relative level of certain operational volume indicators and relative balance sheet-size. However, the NTF's share of total administrative expenses is capped at no more than 20 percent of its gross income in any year.

The NTF's reserves net of cumulative currency translation adjustments increased by 7.93 percent from UA 46.04 million at the end of 2018 to UA 49.69 million as at 31 December 2019.

## Figure 1.4 Loan Disbursements and Repayments, 2015-2019
(UA millions)



# Nigeria Trust Fund

## Financial Statements
## For the Year ended December 31, 2019

| | |
|---|---|
| Balance Sheet | 153 |
| Income Statement | 154 |
| Statement of Comprehensive Income | 154 |
| Statement of Changes in Equity | 154 |
| Statement of Cash Flows | 155 |
| Notes to the Financial Statements | 156 |
| Independent Auditor's Report | 175 |

# Balance sheet
# As at 31 December 2019

(UA thousands – Note B)

| ASSETS | 2019 | 2018 |
|---|---:|---:|
| DUE FROM BANKS | 2,439 | 5,728 |
| INVESTMENTS (Note F) | 100,760 | 101,994 |
| ACCOUNTS RECEIVABLE | | |
| Accrued income and receivables on loans | 1,010 | 809 |
| Accrued income on investments | 252 | 318 |
| Other receivables | 210 | 1,133 |
| | 1,472 | 2,260 |
| LOANS (Notes D & G) | | |
| Disbursed and outstanding | 74,798 | 66,230 |
| **TOTAL ASSETS** | **179,469** | **176,212** |

*The accompanying notes to the financial statements form part of this statement.*

| LIABILITIES & EQUITY | | |
|---|---:|---:|
| ACCOUNTS PAYABLE | 1,189 | 1,584 |
| EQUITY (Note H) | | |
| Capital | 128,586 | 128,586 |
| Reserves | | |
| Retained earnings | 148,403 | 145,768 |
| Cumulative Currency Translation Adjustment (Note B) | (98,709) | (99,726) |
| Total reserves | 49,694 | 46,042 |
| Total Equity | 178,280 | 174,628 |
| **TOTAL LIABILITIES & EQUITY** | **179,469** | **176,212** |

*The accompanying notes to the financial statements form part of this statement.*

# Income statement
## for the year ended 31 December 2019
(UA thousands – Note B)

| | 2019 | 2018 |
|---|---|---|
| INCOME (Note I) | | |
| Income from loans | 1,287 | 1,261 |
| Income from investments | 2,816 | 2,254 |
| Total income | 4,103 | 3,515 |
| | | |
| EXPENSES | | |
| Administrative expenses (Note J) | 821 | 703 |
| Bank charges and sundry losses | 18 | 88 |
| Total expenses | 839 | 791 |
| | | |
| Provision for impairment on loan principal and charges (Note G) | 363 | 62 |
| Total expenses and provision for impairment | 1,202 | 853 |
| | | |
| Income before distributions approved by the Board of Governors | 2,901 | 2,662 |
| Distributions of income approved by the Board of Governors (Note H) | (266) | (218) |
| | | |
| **NET INCOME FOR THE YEAR** | **2,635** | **2,444** |

*The accompanying notes to the financial statements form part of this statement.*

# Statement of comprehensive income
## for the year ended 31 December 2019
(UA thousands – Note B)

| | 2019 | 2018 |
|---|---|---|
| NET INCOME FOR THE YEAR | 2,635 | 2,444 |
| Other comprehensive income | - | - |
| | | |
| **TOTAL COMPREHENSIVE INCOME FOR THE YEAR** | **2,635** | **2,444** |

*The accompanying notes to the financial statements form part of this statement.*

# Statement of change in equity
## for the year ended 31 December 2019
(UA thousands – Note B)

| | Capital | Retained Earnings | Cumulative Currency Translation Adjustment | Total Equity |
|---|---|---|---|---|
| **BALANCE AT JANUARY 1, 2018** | **128,586** | **144,200** | **(103,735)** | **169,051** |
| | | | | |
| Effects of change in accounting policy (IFRS 9) | - | (876) | - | (876) |
| Net income for the year | - | 2,444 | - | 2,444 |
| Currency translation adjustment | - | - | 4,009 | 4,009 |
| **BALANCE AT DECEMBER 31, 2018** | **128,586** | **145,768** | **(99,726)** | **174,628** |
| **BALANCE AT DECEMBER 31, 2018 AND JANUARY 1, 2019** | **128,586** | **145,768** | **(99,726)** | **174,628** |
| | | | | |
| Net income for the year | - | 2,635 | - | 2,635 |
| Currency translation adjustment | - | - | 1,017 | 1,017 |
| | | | | |
| **BALANCE AS AT DECEMBER 31, 2019** | **128,586** | **148,403** | **(98,709)** | **178,280** |

*The accompanying notes to the financial statements form part of this statement.*

# Statement of cash flows
## For the year ended 31 December 2019
(UA thousands – Note B)

| | 2019 | 2018 |
|---|---:|---:|
| **CASH FLOWS FROM:** | | |
| | | |
| **OPERATING ACTIVITIES:** | | |
| Net income | 2,635 | 2,444 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Provision for impairment on loan principal and charges | 363 | 62 |
| Unrealized gains on investments | (79) | (129) |
| Changes in accrued income and receivables on loans | (201) | (288) |
| Changes in net current assets | 447 | 424 |
| Net cash from in operating activities | 3,165 | 2,513 |
| | | |
| **INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:** | | |
| Disbursements on loans | (12,398) | (10,965) |
| Repayment of loans | 4,004 | 3,067 |
| Investments maturing after 3 months of acquisition: | | |
| Held at fair value through profit or loss | 5,642 | 737 |
| Net cash used in investing, lending and development activities | (2,752) | (7,161) |
| | | |
| Effect of exchange rate changes on cash and cash equivalents | 627 | 2,519 |
| | | |
| Net (decrease)/increase in cash and cash equivalents | 1,040 | (2,129) |
| Cash and cash equivalents at the beginning of the year | 10,072 | 12,201 |
| **Cash and cash equivalents at the end of the year** | **11,112** | **10,072** |
| | | |
| **COMPOSED OF:** | | |
| Investments maturing within 3 months of acquisition | 8,673 | 4,344 |
| Cash | 2,439 | 5,728 |
| **Cash and cash equivalents at the end of the year** | **11,112** | **10,072** |
| | | |
| **SUPPLEMENTARY DISCLOSURE** | | |
| 1. Operational cash flows from interest | | |
|    Interest received | 1,086 | 1,486 |
| 2. Movement resulting from exchange rate fluctuations on loans | 536 | 1,464 |

*The accompanying notes to the financial statements form part of this statement.*

# Notes to the financial statements
## for the year ended 31 December, 2019

## Note A – Nature of Operations

The Nigeria Trust Fund (the Fund or NTF) was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank (ADB or the Bank) and the Federal Republic of Nigeria. The ADB, headquartered in Abidjan, Côte d'Ivoire, manages the resources of the Fund on behalf of the Government of Nigeria. The purpose of the Fund is to assist in the development efforts of the poorer ADB Regional Member Countries. The Agreement stipulates that the Fund shall be in effect for 30 years from the date the Agreement became effective and that such sunset date may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. The Agreement expired on April 26, 2006 and was extended twice for one-year periods, to allow for the completion of an independent review of the operations of the Fund. Following the successful completion of the independent review, the Agreement was extended for ten years starting from April 26, 2008.

Following the approval of the Federal Government of Nigeria, the Agreement was extended for an additional period of 5 years starting from April 25, 2018.

## Note B – Summary of Significant Accounting Policies

The financial statements of the Fund are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets that are carried at fair value.

The significant accounting policies employed by the Fund are summarized below:

### Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such an instrument is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Commitment fees are accrued for unutilized loan facilities.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

### Functional and Presentation Currencies

The Fund conducts its operations in United States Dollars; and has determined that its functional currency is the United States Dollars (USD). In accordance with Article VII, section 7.3, of the Agreement establishing the Fund, the financial statements are presented in Units of Account (UA).

The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

As at 31 December 2019, 1 UA was equivalent to 1.382830 United States dollars (2018: 1.390790 USD).

### Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated from USD to UA at rates prevailing at the balance sheet date. Translation differences are included in reserves under cumulative currency translation adjustment (CCTA). Changes in CCTA are reported in the statement of changes in equity. Capital replenishments are recorded in UA at the exchange rates prevailing at the time of receipt. Translation gains and losses on the conversion of currencies into UA are included in the determination of net income.

### Financial Instruments

Financial assets and financial liabilities are recognized when the Fund assumes related contractual rights or obligations. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred, substantially all risks and rewards of ownership.

## 1) Financial Assets

In accordance with IFRS 9, the Fund classifies its financial assets into the following categories: financial assets at amortized cost; and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

### i) *Financial Assets at Amortized Cost*

A financial asset is classified as 'amortized cost' only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified at fair value through profit or loss.

Financial assets at amortized cost include amounts due from banks, loans and receivables on amounts advanced to borrowers and certain investments that meet the criteria of financial assets at amortized cost. Loans and receivables comprise demand obligations, accrued income and receivables from loans and investments and other sundry amounts receivable. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Fund provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, these are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

### ii) *Financial Assets at Fair Value through Profit or Loss (FVTPL)*

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrower.

## 2) Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

### Impairment of Financial Assets

The Fund applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, Financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

### *Stage 1: 12-months ECL*

The Fund assesses ECLs on exposures where there has not been a significant increase in credit risk since initial recognition and that were not credit impaired upon origination. For these exposures, the Fund recognizes as a provision on the portion of the lifetime ECL associated with the probability of default events occurring within the next 12 months. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount.

### *Stage 2: Lifetime ECL – not credit impaired*

The Fund assesses ECLs on exposures where there has been a significant increase in credit risk since initial recognition but are not credit impaired. For these exposures, the Fund recognizes as a provision a lifetime ECL (i.e. reflecting the remaining lifetime of the financial asset). Interest revenue is calculated by applying the effective interest rate to the gross carrying amount.

### *Stage 3: Lifetime ECL – credit impaired*

The Fund identifies ECLs on those exposures that are assessed as credit impaired based on whether one or more events that have a detrimental impact on the estimated future cash flows of that asset have occurred. For exposures that have become credit impaired, a lifetime ECL is recognized as specific provision, and interest revenue is calculated by applying the effective interest rate to the amortized cost (net of provision) rather than the gross carrying amount.

## Determining the stage for impairment

At each reporting date, the Fund assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Fund considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and reverses any previously assessed significant increase in credit risk since origination, then the provision reverts from lifetime ECL to 12-months ECL. Exposures that have not deteriorated significantly since origination, or where the deterioration remains within the Fund's investment grade criteria, or which are less than 90 days past due, are considered to have a low credit risk.

The provision for these exposures is based on a 12-months ECL. When an asset is uncollectible, it is written-off against the related provision. Such assets are written-off after all the necessary procedures are completed and the amount of the loss determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

The Fund assesses whether the credit risk on an exposure has increased significantly on an individual or collective basis. For the purposes of a collective evaluation of impairment, financial instruments are grouped based on shared credit risk characteristics, taking into account instrument type, credit risk ratings, date of initial recognition, remaining term to maturity, industry, the geographical location of the borrower and other relevant factors.

## Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

*Financial assets that are not credit-impaired at the reporting date:* as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Fund in accordance with the contract and the cash flows that the Fund expects to receive.

*Financial assets that are credit-impaired at the reporting date:* as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

*Undrawn loan commitments:* As the present value of the difference between the contractual cash flows, that are due to the Fund if the commitment is drawn-down and the cash flows that the Fund expects to receive.

*Financial guarantee contracts:* As the expected payments to reimburse the holder less any amounts that, the Fund expects to recover.

For further details on how the Fund calculates ECLs including the use of forward looking information, refer to the Credit quality of financial assets section under Risk Management in Note D.

## Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

## Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or a significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require an adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted investments in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

*Level 1:*    Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

*Level 2:*    Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

*Level 3:*    Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

*Cash and cash equivalents:* The carrying amount approximates the fair value.

*Investments:* Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

*Loans:* The Fund does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year-end market lending rates in USD, including impairment percentages when applicable.

## Retained Earnings

Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income and unallocated current year net income.

## Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

### i) Impairment of Financial Assets

The measurement of impairment losses under IFRS 9 across all qualifying categories of financial assets requires judgment, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances.

The Fund's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

- The Fund's internal credit grading model, which assigns PDs to the individual grades
- The Fund's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or lifetime ECL basis and the applicable qualitative assessment
- Development of ECL models, including the various formulas and the choice of inputs
- Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on PDs, EADs and LGDs
- Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

### ii) Fair Values of Financial Instruments

The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are periodically calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

### Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

### COVID-19

The World Health Organization declared the outbreak of COVID-19—a pneumonia-like disease affecting people worldwide—a global pandemic on 11th March 2020. Currently, there are relatively few cases in Africa, the primary area of the Fund's business operations. However, due to its likely negative impact on commodity prices, financial markets, projected GDP growth, etc., this outbreak is expected to affect the global economy and markets.

As of 31st December 2019, the outbreak had no direct effect on the financial position of the Fund. However, because of its potential impact on the estimation of Expected Credit Losses (ECL) and the volatility of the fair value of certain financial assets and liabilities, the outbreak may affect the Fund's 2020 financial results. For now, it is not easy to determine the effect of the outbreak on the Bank's 2020 operations and financial results. The Fund continues to monitor the impact of the pandemic on its operations and financial results while ensuring the well-being and safety of its customers and other stakeholders.

## Note C – The Effect of New and Revised International Financial Reporting Standards

### IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 "Leases", which replaces the current guidance on lease accounting in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted. The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a 'right-of-use asset' for virtually all lease contracts. The IASB has included an optional exemption for short-term leases and leases of low-value assets. However, this exemption can only be applied by lessees.

The new standard does not affect the Fund.

## Note D – Risk Management Policies and Procedures

As described in Note A, the Bank manages the resources of the Fund on behalf of the Government of Nigeria. In the course of exercising its fiduciary duties, the Bank applies specific risk management policies designed to protect the resources of the Fund through the Bank's General Authority on Asset and Liability Management ("the ALM Authority"). The ALM Authority sets out the guiding principles for managing the Fund's risks, including interest rate risk, currency risk, liquidity risk, counter-party credit risk and operational risk.

Under the ALM Authority, the President of the Bank is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the Bank's most senior management forum on finance and financial risk management issues and is chaired by the Vice President for Finance of the Bank.

The ALCO meets regularly to perform its oversight role. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and projections and approves strategies to adjust the balance sheet. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk and financial projections.

In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank.

Day-to-day operational responsibilities for implementing the Bank's risk management policies and guidelines are delegated to the relevant business units, and the Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Fund.

## Credit Risk

Credit risk is the potential financial loss due to the default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising from its lending and treasury operations essentially and it includes sovereign credit risk from lending operations,and counterparty credit risk.

## 1) Sovereign Credit Risk

When the Fund lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Also, in extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Fund. Country credit risk is managed through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessment. These include the assessment of each country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

### *Country Exposure in Borrowing Member Countries*

The Fund's outstanding loans at 31 December 2019 were to the following countries:

(UA thousands)

| Country | N° of loans | Total Loans* | Unsigned Loans | Undisbursed Balance | Outstanding Balances | % of Total Outstanding Loans |
|---|---|---|---|---|---|---|
| Benin | 3 | 8,441 | - | 2,110 | 6,331 | 8.31 |
| Cabo Verde** | 1 | - | - | - | - | - |
| Cameroon | 1 | 5,016 | - | 3,206 | 1,810 | 2.38 |
| Cote D'Ivoire | 1 | 4,001 | - | 3,825 | 176 | 0.23 |
| Eswatini | 1 | 2,752 | - | - | 2,752 | 3.61 |
| Gambia | 3 | 7,850 | - | - | 7,850 | 10.31 |
| Ghana | 1 | 872 | - | - | 872 | 1.14 |
| Guinea | 1 | 1,556 | - | - | 1,556 | 2.04 |
| Guinea-Bissau | 1 | 293 | - | - | 293 | 0.39 |
| Liberia | 2 | 13,609 | - | 8,037 | 5,572 | 7.32 |
| Madagascar | 1 | 6,537 | - | 1,000 | 5,537 | 7.27 |
| Malawi | 3 | 15,806 | - | 4,829 | 10,976 | 14.41 |
| Mali | 2 | 9,314 | - | 7,223 | 2,091 | 2.75 |
| Mauritania | 3 | 11,013 | - | 6,000 | 5,013 | 6.58 |
| Namibia | 1 | 77 | - | - | 77 | 0.10 |
| Niger | 1 | 7,397 | - | 6,923 | 475 | 0.62 |
| Rwanda | 2 | 9,485 | - | 5,427 | 4,058 | 5.33 |
| Senegal** | 1 | - | - | - | - | - |
| Sierra Leone | 2 | 7,397 | - | 4,423 | 2,974 | 3.90 |
| Somalia*** | 1 | 841 | - | - | 841 | 1.11 |
| Togo | 2 | 10,522 | - | 6,512 | 4,010 | 5.27 |
| Uganda | 1 | 9,725 | - | 1,160 | 8,564 | 11.24 |
| Zambia | 1 | 6,413 | - | 2,076 | 4,337 | 5.69 |
| **Total** | **36** | **138,915** | **-** | **62,751** | **76,164** | **100.00** |

* *Excludes fully repaid loans and canceled loans.*
** *Outstanding loans balance value is less than UA 100, at the current exchange rate.*
*** *Country with overdue amounts of more than six months as at 31 December 2019*
*Slight differences may occur in totals due to rounding.*

## Systematic Credit Risk Assessment

As at 31 December 2019, all the Fund's loans were made only to public sector borrowers, and such loans generally carry full sovereign guarantee or the equivalent from the borrowing member state.

The Fund's credit risk management framework is based on a systematic credit risk assessment using a uniform internal credit risk rating scale that is calibrated to reflect the Fund's statistical loss expectations as shown in the table below.

| Risk Class | Revised Rating Scale | International Ratings S&P – Fitch | Moody's | Assessment |
|---|---|---|---|---|
| Very Low Risk | 1+ | A+ and above | A1 and above | Excellent |
| | 1 | A | A2 | |
| | 1- | A- | A3 | |
| | 2+ | BBB+ | Baa1 | Strong |
| | 2 | BBB | Baa2 | |
| | 2- | BBB- | Baa3 | |
| Low Risk | 3+ | BB+ | Ba1 | Good |
| | 3 | BB | Ba2 | |
| | 3- | BB- | Ba3 | |
| Moderate Risk | 4+ | B+ | B1 | Satisfactory |
| | 4 | B | B2 | |
| | 4- | | | |
| | 5+ | B- | B3 | Acceptable |
| | 5 | | | |
| High Risk | 5- | CCC+ | Caa1 | Marginal |
| | 6+ | | | |
| | 6 | CCC | Caa2 | Special Attention |
| | 6- | | | |
| Very High Risk | 7 | CCC- | Caa3 | Substandard |
| | 8 | | | |
| | 9 | CC | Ca | Doubtful |
| | 10 | C | C | Loss |

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macro-economic performance, debt sustainability, socio-political factors, business environment and portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and then converted into separate country risk ratings. These country risk ratings are validated against the average country risk ratings from accredited rating agencies and other specialized international bodies. The Credit Risk Committee reviews the country ratings on a quarterly basis to ensure compliance with country exposure limits, changes in country credit risk conditions, and to approve changes in loss provisioning, if any.

## Portfolio Risk Monitoring

It is the Fund's policy that if the payment of principal, interest or other charges becomes 30 days overdue, no new loans to that country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loans be signed,until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that borrower country are suspended until all overdue amounts have been paid.

## 2) Counterparty Credit Risk

Counterparty credit risk is the potential for loss due to the failure of a counterparty to honor its obligation. Various financial instruments are used to manage the Fund's exposure to fluctuations in market interest and currency rates, and to invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund.

Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, this risk is minimized by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures. Counterparties for treasury assets must meet the Fund's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For counterparties that are rated below the minimum rating requirements, approval by ALCO is required.

The following table details the minimum credit ratings for authorized investment counterparties:

| | Maturity | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 6 months | 1 year | 5 years | 10 years | 15 years | 30 years |
| Government | | A/A2 | | | AA-/Aa3 | AAA/Aaa |
| Government agencies and supranationals | | A/A2 | | | AA-/Aa3 | AAA/Aaa |
| Banks | A/A2 | | AA-/Aa3 | AAA/Aaa | | |
| Corporations including non-bank financial institutions | A/A2 | | AA-/Aa3 | AAA/Aaa | | |
| MBS/ABS | | | AAA<br>Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40 year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years. | | | |

The Fund invests in money market mutual funds with a minimum rating of AA-/Aa3.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 10 percent of the Fund's total liquidity for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and regularly monitored against the Fund's credit limits after considering the benefits of any collateral.

As shown in the following table, the estimated potential counterparty credit exposure of the portfolio continues to be predominantly in the AA- or higher-rated class.

| | Credit Risk Profile of the Investment and Derivative Portfolios | | |
| --- | --- | --- | --- |
| | AAA | AA+ to AA- | A+ and lower |
| 2019 | 39% | 53% | 8% |
| 2018 | 34% | 54% | 13% |
| 2017 | 71% | 29% | - |
| 2016 | 66% | 23% | 11% |
| 2015 | 19% | 68% | 13% |

## Expected Credit risk

### Definition of default
The definition of default for determining ECLs considers indicators that the debtor is unlikely to pay and it is past due for more than 180 days for sovereign counterparties on any material credit obligation to the Fund. The Fund rebuts the IFRS 9's 90 days past due rebuttable presumption in the Fund's sovereign loan portfolio because the Sanction policy of the Fund defines a non-accrual loan or non-performing as a loan that is at least 180 days past due. This is also current practice with other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much larger than loans that are at least 180 days past due loans, which demonstrates a more lagging effect.

The Fund considers that the obligor is unlikely to pay its credit obligations to the Fund without recourse by the Fund to actions such as realizing security.

### Credit Risk Grades
The Fund allocates each exposure to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

- Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.
- Data from credit reference agencies, press articles, changes in external credit ratings
- Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the accounting policy set out in the Fund's accounting policy.

When the terms of a financial asset are modified and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased significantly reflects comparison of:

- Its remaining lifetime PD at the reporting date based on the modified terms; with
- The remaining lifetime PD estimated based on data at initial recognition and the original contractual terms.

If the terms of a financial asset are modified, the Fund considers whether the cash flows arising from the modified asset are substantially different. If substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized.

If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Fund recognizes a modification gain/loss in the statement of profit/loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

## Measurement and recognition of expected credit losses (ECL)

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the original EIR.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between rating classes, then this will lead to a change in the estimate of the associated PD. PDs are estimated considering the contractual maturities of exposures and estimated prepayment rates.

LGD is the magnitude of the likely loss if there is a default. The Fund estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. For loans secured by property, loan-to-value ratio (LTV) ratios are a key parameter in determining LGD. LGD estimates are recalibrated for different economic scenarios, for lending, to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Fund derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Fund measures ECL considering the risk of default over the maximum contractual period (including any borrower's extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Fund considers a longer period. The maximum contractual period extends to the date at which the Fund has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where the modeling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

- Instrument type,
- Credit risk grading,
- Collateral type,
- Date of initial recognition,
- Remaining term to maturity,
- Industry,
- Geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Fund has limited historical data, external benchmark information is used to supplement the data available internally.

## Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Fund considers both quantitative and qualitative information and analysis based on the Fund's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort. Irrespective of the outcome of the above assessment, the Fund presumes that the credit risk on its sovereign and non-sovereign loan has increased significantly since initial recognition when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans. The reason for rebutting the IFRS rebuttable presumption is explained in the definition of default above.

Despite the foregoing, the Fund assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Fund considers a financial asset to have low credit risk when it has an internal or external credit rating of 'investment grade' as per globally understood definition.

For financial guarantee contracts, the date that the Fund becomes a party to the irrevocable commitment is considered the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Fund considers the changes in the risk that the specified debtor will default on the contract.

The Fund regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying a significant increase in credit risk before the amount becomes past due.

## Incorporation of forward-looking information

The Fund has established an expert panel that considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The expert panel consists of senior executives from risk, finance and economics functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macro-economic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to, unemployment rates, interest rates, gross domestic product, inflations, and commodity prices and these require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgment required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

## Calculation of expected credit losses

The Fund calculates ECLs based on three probability-weighted scenarios. The three scenarios are base case, optimistic and pessimistic. Each of these is associated with different PDs, EADs and LGDs parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data. For accounting purposes, the 12-month and lifetime PD represent the expected point-in-time probability of default over the next 12 months and the remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility.

The 12-month ECL is equal to the discounted sum over the next 12-months of monthly PD multiplied by LGD and EAD. Lifetime ECL is calculated using the discounted sum of the monthly PDs over the full remaining life multiplied by LGD and EAD.

The Fund will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

### Expected Credit Losses

IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit- impaired (stage 3).

### Impairment of Financial Instruments by stage

The table below presents gross exposure of loans at amortized cost within the scope of IFRS 9 and the applicable impairment allowance based on stage allocation as at 31 December 2019 and 31 December 2018.

## As at 31 December 2019

(UA thousands)

| | Gross exposure/Impairment allowance | | | |
| --- | --- | --- | --- | --- |
| | Stage 1 | Stage 2 | Stage 3 | Total |
| Sovereign loans (Gross) | 70,986 | 4,337 | 841 | 76,164 |
| Total loans at amortized cost | 70,986 | 4,337 | 841 | 76,164 |
| Less: Impairment allowance | (929) | (298) | (139) | (1,366) |
| **Total net exposure December 31, 2019** | **70,057** | **4,039** | **702** | **74,798** |

## As at 31 December 2018

(UA thousands)

| | Gross exposure/Impairment allowance | | | |
| --- | --- | --- | --- | --- |
| | Stage 1 | Stage 2 | Stage 3 | Total |
| Sovereign loans (Gross) | 66,417 | - | 837 | 67,254 |
| Total loans at amortized cost | 66,417 | - | 837 | 67,254 |
| Less: Impairment allowance | (886) | - | (138) | (1,024) |
| **Total net exposure December 31, 2018** | **65,531** | | **699** | **66,230** |

### Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. To mitigate liquidity risk, the Fund's investment management policy ensures it has sufficient liquid assets to meet its disbursement obligations.

## Currency Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. The Fund manages its currency risk by holding all of its investments and loans in U.S. dollars, the currency in which the Fund's resources are denominated. The Fund is not exposed to significant currency risk.

## Interest Rate Risk

The Fund is exposed to fair value interest rate risk on its portfolio of loans and investments. All of the Fund's loans have fixed interest rates. Investments are managed against the monthly average of three-months LIBOR in order to manage the available resources prudently. Re-pricing risk is not considered significant in comparison to the Fund's equity resources, and is accordingly not hedged.

As at 31 December 2019, the Fund had UA 62.75 million of loans which were committed but not yet disbursed (2018: UA 57.80 million). The interest rate on these undisbursed loans has been fixed at between 2 to 4 percent per annum.

# Interest Rate Risk Position as at December 31, 2019

(UA thousands)

| | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years | Non-interest bearing funds | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Cash | 2,439 | - | - | - | - | - | - | 2,439 |
| Investments | 25,890 | 46,630 | 21,690 | 6,510 | - | 40 | - | 100,760 |
| Accounts receivable | 1,472 | - | - | - | - | - | - | 1,472 |
| Loans | 5,152 | 4,694 | 4,739 | 5,136 | 5,228 | 51,215 | (1,366) | 74,798 |
| | 34,953 | 51,324 | 26,429 | 11,646 | 5,228 | 51,255 | (1,366) | 179,469 |
| **Liabilities** | | | | | | | | |
| Accounts payable | (1,189) | - | - | - | - | - | - | (1,189) |
| **Interest rate risk position as at December 31, 2019*** | **33,764** | **51,324** | **26,429** | **11,646** | **5,228** | **51,255** | **(1,366)** | **178,280** |

*Interest rate risk position represents equity.*

# Interest Rate Risk Position as at December 31, 2018

(UA thousands)

| | 1 year or less | More than 1 year but less than 2 years | More than 2 years but less than 3 years | More than 3 years but less than 4 years | More than 4 years but less than 5 years | More than 5 years | Non-interest bearing funds | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Cash | 5,728 | - | - | - | - | - | - | 5,728 |
| Investments | 43,054 | 29,540 | 23,030 | - | 6,330 | 40 | - | 101,994 |
| Accounts receivable | 2,260 | - | - | - | - | - | - | 2,260 |
| Loans | 4,630 | 4,170 | 4,340 | 4,350 | 4,560 | 45,204 | (1,024) | 66,230 |
| | 55,672 | 33,710 | 27,370 | 4,350 | 10,890 | 45,244 | (1,024) | 176,212 |
| **Liabilities** | | | | | | | | |
| Accounts payable | (1,584) | - | - | - | - | - | - | (1,584) |
| **Interest rate risk position as at December 31, 2018*** | **54,088** | **33,710** | **27,370** | **4,350** | **10,890** | **45,244** | **(1,024)** | **174,628** |

*Interest rate risk position represents equity.*

## Currency and Interest Rate Sensitivity Analysis

The Fund holds all of its investments and loans in U.S. dollars and therefore is exposed only to translation adjustment as the Fund's assets are reported in UA for financial statements purposes.

Movements in interest rates have an impact on the reported fair value of the trading portfolio. The table below shows the effect of a parallel yield curve movement +/- 1bps as at 31 December 2019 and 2018, respectively.

(UA thousands)

|  | +1Basis Points | | -1Basis Points | |
|---|---|---|---|---|
|  | 2019 | 2018 | 2019 | 2018 |
| (Loss)/Gain on investments measured at fair value | (570) | (336) | 578 | 336 |

## Note E – Financial Assets And Liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

## Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

| December 31, 2019 | Financial Assets and Liabilities through Profit or Loss | | Financial Assets and Liabilities at Amortized Cost | Total Carrying Amount | Fair Value |
|---|---|---|---|---|---|
|  | Mandatorily at Fair value | Designated at Fair Value |  |  |  |
| Due from banks | - | - | 2,439 | 2,439 | 2,439 |
| Treasury investments | 100,760 | - | - | 100,760 | 100,760 |
| Accounts receivable | - | - | 1,472 | 1,472 | 1,472 |
| Loans (net) | - | - | 74,798 | 74,798 | 74,798 |
| **Total financial assets** | **100,760** | **-** | **78,709** | **179,469** | **179,469** |
|  |  |  |  |  |  |
| Liabilities | - | - | 1,189 | 1,189 | 1,189 |
| **Total financial liabilities** | **-** | **-** | **1,189** | **1,189** | **1,189** |

(UA thousands)

| December 31, 2018 | Financial Assets and Liabilities through Profit or Loss | | Financial Assets and Liabilities at Amortized Cost | Total Carrying Amount | Fair Value |
|---|---|---|---|---|---|
|  | Mandatorily at Fair value | Designated at Fair Value |  |  |  |
| Due from banks | - | - | 5,728 | 5,728 | 5,728 |
| Treasury investments | 101,994 | - | - | 101,994 | 101,994 |
| Accounts receivable | - | - | 2,260 | 2,260 | 2,260 |
| Loans (net) | - | - | 66,230 | 66,230 | 66,230 |
| **Total financial assets** | **101,994** | **-** | **74,218** | **176,212** | **176,212** |
|  |  |  |  |  |  |
| Liabilities | - | - | 1,584 | 1,584 | 1,584 |
| **Total financial liabilities** | **-** | **-** | **1,584** | **1,584** | **1,584** |

## Note F – Investments

As part of its portfolio management strategy, the Fund invests in government and agency obligations, time deposits, and asset-backed securities.

For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries of the Bank or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A.

As at 31 December, 2019 all investments are held at fair value through profit and loss.

The Fund's investments at 31 December 2019 and 2018 (at FVTPL) are summarized below:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Time deposits | 8,673 | 4,344 |
| Asset-backed securities | 40 | 40 |
| Government and agency obligations | 78,300 | 91,280 |
| Corporate bonds | 13,747 | 6,330 |
| **Total** | **100,760** | **101,994** |

The table below classifies the Fund's investments as at 31 December 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

|  | Quoted prices in active markets for the same instrument | | Valuation techniques for which all significant inputs are based on observable market data | | Valuation techniques for which any significant input is not based on observable market data | | Total | |
|---|---|---|---|---|---|---|---|---|
|  | (Level 1) | | (Level 2) | | (Level 3) | | | |
| (UA thousands) | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Time deposits | 8,673 | 4,344 | - | - | - | - | 8,673 | 4,344 |
| Asset-backed securities | - | - | - | - | 40 | 40 | 40 | 40 |
| Government and agency obligations | 78,300 | 91,280 | - | - | - | - | 78,300 | 91,280 |
| Corporate bonds | - | - | 13,747 | 6,330 | - | - | 13,747 | 6,330 |
| **Total** | **86,973** | **95,624** | **13,747** | **6,330** | **40** | **40** | **100,760** | **101,994** |

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at 31 December, 2019 and 2018 are made up as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Balance at January 1 | 40 | 50 |
| Losses recognized in income statement | - | (1) |
| Purchases, issues and settlements (net) | - | (10) |
| Currency translation adjustments | - | 1 |
| **Balance at December 31** | **40** | **40** |

The contractual maturity structure of the Fund's investments as at 31 December, 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| One year or less | 25,890 | 43,054 |
| More than one year but less than two years | 46,630 | 29,540 |
| More than two years but less than three years | 21,690 | 23,030 |
| More than three years but less than four years | 6,510 | 6,330 |
| More than four years but less than five years | - | - |
| More than five years | 40 | 40 |
| **Total** | **100,760** | **101,994** |

The notional value of investments as at 31 December, 2019 was UA 100.76 million (2018: UA 101.99 million), while the average year-to-date yield was 2.56% (2018: 2.05%).

## Note G – Loans

Loans originated prior to September 22, 2003; carry an interest rate of four percent (4%) on the outstanding balance. With effect from September 22, 2003, pursuant to the Board of Governors' resolution B/BG/2003/11 of June 3, 2003 and the protocol agreement between the Government of Nigeria and the Bank, dated September 22, 2003, the interest rate on loans was changed from a flat 4 percent per annum to a range of 2 percent to 4 percent (inclusive) per annum on the outstanding balance and future undisbursed loans. Furthermore, a 0.75 percent commission is payable on undisbursed balances commencing 120 days after the signature of the loan. Loans approved prior to the extension of the Agreement are granted for a maximum period of twenty-five years including grace periods of up to five years.

Following the extension of the Agreement in April 2008, the terms of the NTF loans were further modified in line with the terms of financing in the operational guidelines of the Fund, approved pursuant to the Board of Directors' resolution ADB/BD/WP/2008/196 of December 2, 2008 which stipulates that the resources of the Fund will henceforth be deployed in accordance with the following three options:

Financial terms for the first option include: (i) no interest charges on NTF loans; (ii) a service charge of 0.75 percent per annum on outstanding balances; (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (iv) a 20-year repayment period with a 7-year grace period.

Financial terms for the second option include: (i) no interest charges on NTF loans; (ii) a service charge of 0.75 percent per annum on outstanding balances; (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (iv) a 15-year repayment period with a 5-year grace period.

Financial terms for the third option would be the same terms as for the ADB private sector financing, taking into consideration the risk analysis of the project.

For all the above-mentioned options, the grace period starts from the date of signing of the financing agreement or at a date agreed amongst co-financiers, in the case of co-financed projects.

For private sector operations, a commitment fee of 0.75 percent per annum on undisbursed balances will be charged from 120 days after the signing of the loan agreement.

The NTF shall provide financing to suit the needs of its borrowers.

### Loan Ceilings

In order to promote broader coverage of the NTF resources, utilization will be subject to a ceiling for each operation. For both public and private sector operations, a ceiling of USD 10 million per project will apply. Project proposals of more than USD 10 million may be considered if there is strong justification. This will be subject to review as appropriate depending on the recommendations of the mid-term reviews of the NTF.

The Fund's loan regulations require that loans be expressed in UA and repaid in the currency disbursed. At December 31, 2019, all loans disbursed were repayable in United States Dollars.

The contractual maturity structure of outstanding loans as at December 31, 2019 and 2018 was as follows:

(Amounts in UA millions)

| Periods | 2019 Amount | % | 2018 Amount | % |
|---|---|---|---|---|
| One year or less | 5.15 | 6.76 | 4.63 | 7.43 |
| More than one year but less than two years | 4.69 | 6.16 | 4.17 | 5.78 |
| More than two years but less than three years | 4.74 | 6.22 | 4.34 | 6.37 |
| More than three years but less than four years | 5.14 | 6.75 | 4.35 | 6.70 |
| More than four years but less than five years | 5.23 | 6.87 | 4.56 | 6.55 |
| More than five years | 51.21 | 67.24 | 45.20 | 67.17 |
| **Total** | **76.16** | **100.00** | **67.25** | **100.00** |

The weighted-average interest yield on outstanding loans for the year ended December 31, 2019 was 1.77% (2018: 2.07%). Borrowers may prepay loans, subject to the terms specified in the loan agreement.

## Provision for Impairment on Loan Principal and Charges Receivable

As at 31 December 2019, loans made to or guaranteed by certain borrowing countries with an aggregate principal balance of UA 0.85 million, of which UA 0.85 million was overdue, were considered to be impaired.

The gross amounts of impaired loans and charges receivable and their corresponding impairment provisions at December 31, 2019 and 2018 was as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Outstanding balance on impaired loans | 841 | 837 |
| Less: accumulated provision for impairment | (139) | (138) |
| **Net balance on impaired loans** | **702** | **699** |
| | | |
| Charges receivable and accrued income on impaired loans | 1,242 | 1,219 |
| Less: accumulated provision for impairment | (664) | (643) |
| **Net charges receivable and accrued income on impaired loans** | **578** | **576** |

An analysis of changes in ECL allowances in relation to the Fund's financial assets carried at amortized cost for the year ended 31 December, 2019 was as follows:

(UA thousands)

| | Stage 1 | Stage 2 | Stage 3 | Total |
|---|---|---|---|---|
| Balances at January 1, 2019 | 903.21 | - | 781.02 | 1,684.23 |
| Increase in provision during the year | 42.43 | 299.56 | 21.40 | 363.39 |
| **Total impairment as at 31 December 2019** | **945.64** | **299.56** | **802.42** | **2,047.62** |

## Fair Value of Loans

As at 31 December 2019 and 2018, the fair value of loans measured at amortized cost are deemed to approximate their net carrying value following the adoption of the expected credit loss impairment model.

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
|  | Carrying/Fair Value | Carrying/Fair Valuee |
| Loan balance at December 31 | 76,164 | 67,254 |
| Accumulated provision for impairment on loans | (1,366) | (1,024) |
| **Net balance** | **74,798** | **66,230** |

## Note H – Equity

Equity is composed of Fund capital, reserves & retained earnings, and cumulative currency translation adjustments. These are further detailed as follows:

### Fund Capital

The initial capital of the Fund was Naira 50 million which was payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on July 14, 1976, and the second installment, equivalent to USD 39.61 million, was received on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million, equivalent to USD 52.29 million, was received on October 7, 1981. The second installment of Naira 8 million, equivalent to USD 10.87 million, was received on May 4, 1984. The third installment of Naira 7 million, equivalent to USD 7.38 million, was received on September 13, 1985.

Following a request by the Government of Nigeria, on June 14, 2006, a withdrawal of USD 200 million (UA 135.71 million) was made by the Government of Nigeria from the resources of the Fund.

A second request for a withdrawal of USD 200 million (UA 129.04 million) was paid to the Government of Nigeria in July 2009.

During the year ended December 31, 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of USD 13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post-Conflict Countries.

During the year ended December 31, 2015, following a request by the Government of Nigeria, on May 13, 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

### Reserves including Retained Earnings

#### *Retained Earnings*

Retained earnings as at 31 December 2019 and 2018 was as follows:

(UA thousands)

| | |
|---|---|
| Balance at January 1, 2018 | 144,200 |
| Effects of change in accounting policies (IFRS 9) | (876) |
| Net income for the year | 2,444 |
| **Balance at December 31, 2018** | **145,768** |
| | |
| **Balance at December 31, 2018 and January 1, 2019** | **145,768** |
| | |
| Net income for the year | 2,635 |
| **Balance at December 31, 2019** | **148,403** |

The Board of Governors of the Bank approves the transfers of part of the Fund's annual income for the year to HIPC (Heavily Indebted Poor Countries). Transfers approved by the Board of Governors of the Bank are reported within the income statement as expenses in the year the transfer is approved. Prior to 2006, Board of Governors' approved transfer was reported as a reduction in retained earnings.

### Cumulative Currency Translation Adjustments

Cumulative currency translation adjustments as at December 2019 and 2018 was as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Balance at January 1 | 99,726 | 103,735 |
| Movements during the year | (1,017) | (4,009) |
| **Balance at December 31, 2019** | **98,709** | **99,726** |

## Note I – Income

### Interest and Charges on Loans

Interest and charges on loans for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Interest income on loans not impaired | 955 | 907 |
| Interest income on impaired loans | 34 | 33 |
| Commitment charges | 298 | 321 |
| **Total** | **1,287** | **1,261** |

### Income from Investments

Income from investments for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

|  | 2019 | 2018 |
|---|---|---|
| Interest income | 2,695 | 2,407 |
| Realized and unrealized fair value gains/(losses) | 121 | (153) |
| **Total** | **2,816** | **2,254** |

## Note J – Administrative Expenses

According to the Agreement establishing NTF, the Fund shall pay to the Bank the expenses incurred in the management of the Fund as follows:

a)  Separately identifiable costs incurred by the Bank for the Fund; and

b)  Indirect costs incurred by the Bank in the management of the Fund.

However, the annual payment for the aforementioned expenses incurred by the Bank shall not exceed 20 percent of the Fund's gross income during each period. The administrative cost-sharing formula may be reviewed from time-to-time by mutual agreement. The amount of UA 0.82 million charged for the period ended December 31, 2019 (2018: UA 0.70 million) represents the Fund's share of the Bank Group expenses.

## Note K – Related Parties

The Nigeria Trust Fund is administered by the African Development Bank. The ADB conducts the general operations of the NTF on the basis of the terms of the Agreement and in consultation with the Government of Nigeria. The NTF utilizes the offices, staff, organization, services and facilities of the Bank and reimburses the Bank for its share of the costs of such facilities, based on an agreed-upon cost-sharing formula (see Note J). The amount outstanding as at 31 December 2019 in respect of the Fund's share of administrative expenses was UA 0.16 million (2018: UA 0.10 million) and is included in Accounts Payable on the balance sheet.

## Note L – Segment Reporting

The objective of the Fund is to provide loan funds to the poorer ADB regional member countries for development purposes. The Fund's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Management has concluded that the Fund has only one reportable segment in accordance with IFRS 8.

The main products and services from which the Fund derives its revenue are mainly loans to ADB regional member countries and treasury investments.

External revenue for the years ended 31 December 2019 and 2018 is detailed as follows:

(UA thousands)

| | 2019 | 2018 |
|---|---|---|
| Interest income and charges on loans with sovereign guarantee | 1,287 | 1,261 |
| Treasury investment income | 2,816 | 2,254 |
| **Total external revenue** | **4,103** | **3,515** |

The Fund's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Treasury investment activities are carried out mainly outside of the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers. The Fund uses ADB's offices, staff, organization, services and facilities and therefore has no fixed assets of its own.

Geographical information about income from loans for the year ended 31 December 2019 and 2018 is detailed as follows:

(UA thousands)

| | Central Africa | Eastern Africa | Northern Africa | Southern Africa | Western Africa | Multi-national | Total |
|---|---|---|---|---|---|---|---|
| **2019** | | | | | | | |
| Income from Loans | 28 | 281 | 124 | 258 | 563 | 33 | 1,287 |
| **2018** | | | | | | | |
| Income from Loans | 26 | 254 | 115 | 253 | 580 | 33 | 1,261 |

Revenues derived from transactions with a single borrower country and exceeding 10 percent of the Fund's revenue for one country amounted to UA 0.26 million for the year ended 31 December 2019 (2018: UA 0.15 million).

## Note M – Approval of Financial Statements

On March 31, 2020, the Board of Directors authorized these financial statements for issue to the Board of Governors. Due to the COVID-19 Pandemic, the financial statements are expected to be approved by the Board of Governors by postal ballot.

**Nigeria Trust Fund**

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

## Independent Auditor's Report on the Financial Statements

## Year ended December 31, 2019

To the Board of Governors of the African Development Bank in respect of the Nigeria Trust Fund.

**Opinion**

We have audited the accompanying financial statements of the Nigeria Trust Fund which comprise the balance sheet as at December 31, 2019 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to M.

These financial statements were approved on March 31, 2020 by the Board for transmission to the Board of Governors considering the information available at that time regarding the evolving context of the health crisis related to the COVID-19 pandemic.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Fund as at December 31, 2019 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

**Basis for Opinion**

*Audit Framework*

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

*Independence*

We are independent of the Fund in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

**Key Audit Matters**

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

*Impairment based on expected credit losses for loans classified in stages 1 and 2*

| | |
|---|---|
| **Risk identified** | In addition to the impairment methodology for incurred credit loss (stage 3 - see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: |

- stage 1 representing an expected loss within 1 year from initial recognition of the financial asset;
- stage 2, which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition.

The estimate of expected credit losses requires the exercise of judgment, to determine in particular:

- the rating procedures for loans covered by this impairment model;
- the rules for mapping loans to their appropriate staging;
- criteria for the increase in credit risk;
- certain parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD);
- the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses.

These parameters are integrated into the model used by the Fund to determine the amount of expected credit losses.

The accounting principles applied and the impact of those IFRS 9 impairment are detailed in notes B, D and G.

Thus, the impairment charge on outstanding loans classified in stages 1 and 2 amounted to UA 342 thousand for the year ended December 31, 2019 (out of a total amount of impairment charge for the year ended December 31, 2019 of UA 363 thousand).

Consequently, as at December 31, 2019, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 1,245 thousand for a total impairment amount of UA 2,048 thousand.

Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2019.

| | |
|---|---|
| **Our response** | Our work consisted mainly, with the assistance of our experts, in: |

- analyzing the compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:
  - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging;
  - calculation of expected losses (review of the model, calibration of PDs, LGDs, forward looking assumptions, backtesting methods, etc.);
- carrying out independent calculations with our own tools.

Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2019 and the review of the relevant explanatory information provided in the notes to the financial statements.

# Deloitte.

*Impairment based on incurred credit risk for loans classified in stage 3*

| | |
|---|---|
| **Risk identified** | The Nigeria Trust Fund is exposed to credit and counterparty risks on loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due.<br><br>In accordance with IFRS 9 impairment rules, the Fund records impairments to cover expected credit losses (loans classified in stages 1 and 2 - see key audit matter mentioned above) and incurred losses (loans classified in stage 3).<br><br>Impairment on incurred losses for outstanding loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by the management based on the estimated future recoverable cash flow estimated on each of the concerned loans.<br><br>As indicated in notes D and G to the financial statements, the outstanding loans of the Fund amounted to UA 76,164 thousand including UA 841 thousand of outstanding loans classified in stage 3 which are impaired at UA 139 thousand as at December 31, 2019.<br><br>Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of incurred credit loss on loans classified in stage 3 is a key audit matter. |
| **Our response** | As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions.<br><br>Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans.<br><br>In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions. |

**Other information**

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

**Deloitte.**

**Responsibilities of Management and Those Charged with Governance for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Fund's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Fund or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Fund's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Fund's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Fund to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris – La Défense, March 31st 2020

The independent auditor
**Deloitte & Associés**

**Pascal COLIN**



AFRICAN DEVELOPMENT BANK GROUP